As filed with the Securities and Exchange Commission on August 27, 2012

Registration No. 333-182027

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

QUALYS, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	77-0534145
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Bridge Parkway

Redwood City, California 94065

(650) 801-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Philippe F. Courtot

Chairman, President and Chief Executive Officer

Qualys, Inc.

1600 Bridge Parkway

Redwood City, California 94065

(650) 801-6100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey D. Saper Rezwan D. Pavri Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Bruce K. Posey Vice President, General Counsel and Corporate Secretary Qualys, Inc. 1600 Bridge Parkway Redwood City, California 94065 (650) 801-6100	Timothy J. Moore John T. McKenna Cooley LLP 3175 Hanover Street Palo Alto, California 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):  ☐

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the

Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

qualys

Preliminary Prospectus, subject to completion, dated August 27, 2012

Prospectus

Shares

COMMON STOCK

This is the initial public offering of common stock of Qualys, Inc. We are offering of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional shares. We will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $ and $ per share.

We have applied for the listing of our common stock on the NASDAQ Stock Market under the symbol “QLYS.”

Per Share Total Initial public offering price. $ $Underwriting discounts and commissions. $ $Proceeds to Qualys, Inc., before expenses. $ $Proceeds to selling stockholders, before expenses. $ $

We have granted the underwriters an option to purchase up to additional shares of common stock from us to cover over-allotments. Upon the completion of this offering, our executive officers, directors and principal stockholders will beneficially own approximately % of our outstanding common stock.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 13. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The underwriters expect to deliver the shares of common stock on or about , 2012.

J.P. Morgan Credit Suisse RBC Capital Markets Pacific Crest Securities Baird JMP Securities Lazard Capital Markets First Analysis Securities Corp.

Prospectus dated , 2012

QualysGuard Cloud Platform

A Unified View of Your Security & Compliance

DEFINE & DETECT
ANALYZE & REPORT
COMPLY & DOCUMENT
MITIGATE & PROTECT
DEVICES
WEB APPS
IT COMPLIANCE
Q

Actionable Security Intelligence

Vulnerabilities
Malware
Compliance

- Identify Security Risks
- Protect Against Cyber Attacks
- Automate Compliance

VM	PC	PCI	WAS	MDS	WAF*	QUALYS SECURE
Vulnerability Management	Policy Compliance	PCI Compliance	Web Application Scanning	Malware Detection Service	Web Application Firewall	SECURE Seal

* In Beta

600,000,000+[1]
Scans and maps performed yearly

With

5,800+[2]
Global customers

In

100+[2]
Countries

With Only

300+[2]
Employees

Global Customers

70% Americas[3]
25% EMEA[3]
5% Asia[3]

600,000,000+ Scans and maps performed yearly With 5,700+ Global customers In 100+ Countries With Only 300+ Employees Global Customers 70% Americas3 25% EMEA3 5% Asia3 During the twelve months ended June 30, 2012 2As of June 30, 2012 3Percent based upon number of customers as of June 30, 2012 by geographic location QualysGuard Cloud Platform & Integrated Suite of IT Security & Compliance Solutions Identify Security Risks Protect Against Cyber Attacks Automate Compliance VM PC PCI WAS MDS WAF * Vulnerability Policy PCI Web Application Malware Web Application SECURE Management Compliance Compliance Scanning Detection Service Firewall Seal * In Beta*

You should rely only on the information contained in this prospectus and in any related free writing prospectus prepared by or on behalf of us. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: neither we, the selling stockholders nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Qualys,” “the company,” “we,” “us,” and “our” in this prospectus refer to Qualys, Inc. and its consolidated subsidiaries.

Overview

We are a pioneer and leading provider of cloud security and compliance solutions that enable organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber attacks and achieve compliance with internal policies and external regulations. Our cloud solutions address the growing security and compliance complexities and risks that are amplified by the dissolving boundaries between internal and external IT infrastructures and web environments, the rapid adoption of cloud computing and the proliferation of geographically dispersed IT assets. Organizations can use our integrated suite of solutions delivered on our QualysGuard Cloud Platform to cost-effectively obtain a unified view of their security and compliance posture across globally-distributed IT infrastructures.

We designed our QualysGuard Cloud Platform to transform the way organizations secure and protect their IT infrastructures and applications. Our cloud platform offers an integrated suite of solutions that automates the lifecycle of asset discovery, security assessments and compliance management for an organization’s IT infrastructure and assets, whether they reside inside the organization, on their network perimeter or in the cloud. Since inception, our solutions have been designed to be delivered through the cloud and to be easily and rapidly deployed on a global scale across a broad range of industries, enabling faster implementation and lower total cost of ownership than traditional on-premise enterprise software products. Our customers, ranging from some of the largest organizations to small businesses, are all served from our globally-distributed cloud platform, enabling us to rapidly deliver new solutions, enhancements and security updates.

Our QualysGuard Cloud Platform is currently used by over 5,800 organizations in more than 100 countries, including a majority of each of the Forbes Global 100 and Fortune 100. We offer our suite of solutions primarily through renewable annual subscriptions. Our revenues increased from $57.4 million in 2009 to $65.4 million in 2010 to $76.2 million in 2011, and reached $43.4 million for the six months ended June 30, 2012, compared to $36.2 million in the six months ended June 30, 2011. We generated net income of $0.9 million in 2009, $0.8 million in 2010 and $2.0 million in 2011, and a net loss of $0.6 million for the six months ended June 30, 2012, compared to net income of $2.2 million for the six months ended June 30, 2011.

Industry Overview

IT infrastructures are rapidly evolving to take advantage of new technology trends, such as increasing adoption of cloud computing, broader usage of virtualization and increasing workforce mobility, that enable organizations to enhance productivity, lower costs, increase operational flexibility and gain a competitive advantage. However, as IT infrastructures evolve into more complex combinations of on-premise products and cloud solutions delivered globally through a wide range of devices and applications, these technologies also present new security and compliance challenges, which include:

•

Traditional IT security and compliance approaches struggle to effectively secure evolving IT environments.    As IT infrastructures evolve to include a mixture of on-premise, cloud and hybrid environments consisting of multiple networks and millions of devices, traditional on-premise enterprise software products may limit the ability of organizations to effectively protect their infrastructures from security threats and ensure compliance with internal policies and external regulations.

•

Security attacks targeting new layers of the IT infrastructure.    In addition to well-known vulnerabilities and methods of attack, which are referred to as “attack vectors,” the proliferation of networked devices, endpoints and web applications provides cyber attackers with a broader range of additional vulnerabilities to exploit across IT infrastructures.

•

Costly regulatory and compliance requirements.    As security breaches have increased, so have regulatory and compliance requirements. Organizations are faced with the increasing challenge and cost of managing policy compliance in addition to maintaining the security of their IT infrastructures.

•

Security concerns for organizations adopting cloud applications and services.    IT organizations are under increasing pressure to adopt next-generation cloud applications and services and are seeking solutions that provide comprehensive security across internal and cloud-based infrastructures.

Market Opportunity

The increasing complexity of IT infrastructures demands a new approach to IT security and compliance. Organizations are seeking efficient methods for discovering their IT assets, assessing the vulnerabilities of those assets and promptly remediating vulnerabilities. Reflecting this growing demand for next-generation solutions, International Data Corporation, or IDC, a research firm, forecasts that the vendor revenue tied to Cloud Security based solutions and for all types of Security & Vulnerability Management solutions will grow from a combined $5.1 billion in 2011 to a combined $9.3 billion in 2015, representing a CAGR of 15.9%. We believe there is considerable need for a comprehensive cloud security and compliance platform that can be easily and quickly deployed and can continuously collect and analyze large amounts of data from IT assets and web applications across globally-distributed IT environments.

Our Solution

We provide a cloud platform and integrated suite of solutions that enable organizations to simplify the process and reduce the cost of securing their IT assets and achieving compliance with internal policies and external regulations. Our platform and integrated suite of solutions:

•

Delivers a robust and integrated suite of security solutions through a cloud platform.    Our cloud architecture enables regular, automated scanning and analysis across large, global networks for an organization’s connected devices, endpoints and web applications from a single platform, and can be extended to third-party systems and applications within an organization’s ecosystem of customers and partners.

•

Provides visibility into security across a broad range of IT assets and attack vectors.    We enable our customers to substantially improve the security of their IT infrastructures by providing an automated, global and objective assessment of their security and compliance posture from the network to the application, including an organization’s networked devices, endpoints and web applications, as well as web browsers with their corresponding plug-ins.

•

Enables more effective and lower-cost policy and regulatory compliance.    Our policy compliance solutions help address a broad range of compliance requirements related to internal policies and external regulations across a variety of industries, including the payment card industry. These solutions enable organizations to automate compliance-related workflows and provide documentation of compliance demanded by regulators, auditors and other governing bodies.

•

Enhances security of cloud computing.    We help our customers to securely extend their IT infrastructures to cloud environments. Our cloud platform identifies and evaluates physical and virtual IT assets within internal and third-party IT environments, providing our customers with visibility into their security and compliance postures across their extended infrastructures.

Our Competitive Strengths

Our vision is to transform the way organizations secure and protect their IT infrastructures and applications. We believe our competitive strengths include:

•

Trusted brand in cloud security.    We are a pioneer in cloud security, having introduced our vulnerability management solution as a service in 2000, and have since built a reputation as a trusted and objective provider of reliable and accurate vulnerability and compliance assessments.

•

Scalable and extensible cloud platform serving organizations of all sizes, across many industries globally.    Our highly-scalable cloud architecture and modular security and compliance solutions allow customers to access the functionality they need to help ensure the security of their IT infrastructures. Our cloud platform is designed to serve organizations ranging from small businesses to large enterprises with millions of unique IP-addressable networked devices and applications across globally-distributed IT infrastructures.

•

Longstanding focus on innovation in cloud security and compliance.    Since inception, we have introduced innovative cloud security and compliance solutions that allow our customers to protect their IT environments more effectively and at a lower cost. We have invested significantly to continuously improve our platform and believe that we are well positioned to address the challenges of the evolving IT security and compliance landscape.

•

Efficient customer acquisition and upsell model.    Our cloud delivery model allows potential and existing customers to easily and immediately access one or more of our solutions on a trial basis from any web browser. This model also allows our customers to subscribe to only the solutions they need initially and easily expand the breadth of their deployment and the number of solutions they use as their needs evolve.

Our Growth Strategy

We intend to leverage our innovation and extensive expertise to strengthen our leadership position as a trusted provider of cloud security and compliance solutions. The key elements of our growth strategy include:

•	Continue to innovate and enhance our cloud platform and suite of solutions;

•	Expand the use of our suite of solutions by our large and diverse customer base;

•	Drive new customer growth by targeting key accounts and expanding our sales and marketing organization and network of channel partners;

•	Broaden our global reach by expanding our relationships with key security consulting organizations, managed security service providers and value added resellers; and

•	Selectively pursue technology acquisitions to bolster our capabilities and leadership position.

Risks Related to Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors.” Some of these risks include:

•	We have a limited history of profitability and may not achieve or maintain profitability in the future;

•	If the market for cloud solutions for IT security and compliance does not evolve as we anticipate, our revenues may not grow and our operating results would be harmed;

•

If we do not successfully anticipate market needs and opportunities or are unable to enhance our solutions and develop new solutions that meet those needs and opportunities on a timely basis, we may not be able to compete effectively and our ability to generate revenues would suffer;

•	If we fail to continue to effectively scale and adapt our platform to meet the performance and other requirements of our customers, our operating results and our business would be harmed;

•	Our quarterly operating results may vary from period to period, which could cause the trading price of our stock to decline;

•	Adverse economic conditions or reduced IT spending may adversely impact our business;

•

Our business depends substantially on retaining our current customers and attracting new customers, and any decline in our customer renewals or slowing in the growth of our customer base could harm our future operating results;

•

Subscriptions to our QualysGuard Vulnerability Management solution generate most of our revenues, and if we are unable to continue to renew and grow subscriptions for this solution, our operating results would suffer;

•	If we are unable to sell subscriptions to additional solutions, our future revenue growth may be harmed;

•	We face competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position; and

•

Immediately following the completion of this offering, our executive officers, directors and principal stockholders will beneficially own approximately     % of our common stock and will continue to have control of our management and affairs.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results and prospects may be adversely affected.

Additionally, we are an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act, or JOBS Act, and therefore we may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until we are no longer an “emerging growth company.” In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Our Corporate Information

We were incorporated in Delaware on December 30, 1999. Our principal executive offices are located at 1600 Bridge Parkway, Redwood City, California 94065. The telephone number of our principal executive offices is (650) 801-6100, and our main corporate website is www.qualys.com. Information contained on, or that can be accessed through, our website, does not constitute part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Qualys, the Qualys logo and QualysGuard, and other trademarks and service marks of Qualys appearing in this prospectus are the property of Qualys. This prospectus also contains trademarks and trade names of other businesses that are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Over-allotment option	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional shares from us.

Use of proceeds	We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $ million (or approximately $ million if the underwriters exercise their over-allotment option in full), based on an assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We currently intend to use the net proceeds that we receive from this offering for capital expenditures, working capital and other general corporate purposes, which may include hiring additional personnel and investing in sales and marketing and research and development. In addition, we may use a portion of the proceeds that we receive from this offering to acquire or invest in complementary businesses, technologies or other assets. See the section titled “Use of Proceeds” for additional information.

Proposed NASDAQ symbol	“QLYS”

The number of shares of our common stock to be outstanding after this offering is based on 233,512,570 shares of common stock outstanding as of June 30, 2012, and excludes:

•

67,861,015 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of June 30, 2012, with a weighted-average exercise price of $0.42 per share;

•	7,966,243 shares of our common stock reserved for future issuance pursuant to our 2000 Equity Incentive Plan, as amended, or our 2000 Plan; and

•

                   shares of our common stock reserved for future issuance pursuant to our 2012 Equity Incentive Plan, or our 2012 Plan, which will become effective upon completion of this offering and which will contain provisions that automatically increase its share reserve each year.

Except as otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 175,973,235 shares of common stock, which will occur upon the completion of this offering;

•	a –for– split of our common stock, which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur upon the completion of this offering; and

•	no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering.

Summary Consolidated Financial and Other Data

The following tables summarize our historical consolidated financial and other data. We derived the summary consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the consolidated balance sheet data as of June 30, 2012 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of our consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and our consolidated balance sheet data as of June 30, 2012. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2012 are not necessarily indicative of operating results to be expected for the full year or any other period.

The following summary consolidated financial and other data should be read in conjunction with the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010(3)	2011	2011	2012
		(restated)		(unaudited)
Consolidated Statements of Operations Data:	(in thousands, except per share data)
Revenues	$57,425	$65,432	$76,212	$36,185	$43,381
Cost of revenues(1)	10,692	11,204	13,247	5,899	8,789

Gross profit	46,733	54,228	62,965	30,286	34,592
Operating expenses:
Research and development(1)	13,377	15,780	19,633	9,758	10,249
Sales and marketing(1)	24,782	29,056	31,526	14,312	19,030
General and administrative(1)	7,455	8,183	8,900	4,261	5,657

Total operating expenses	45,614	53,019	60,059	28,331	34,936

Income (loss) from operations	1,119	1,209	2,906	1,955	(344)
Other income (expense), net:
Interest expense	(180)	(186)	(204)	(117)	(115)
Interest income	10	3	14	6	1
Other income (expense), net	130	(383)	(346)	519	(104)

Total other income (expense), net	(40)	(566)	(536)	408	(218)

Income (loss) before provision for (benefit from) income taxes	1,079	643	2,370	2,363	(562)
Provision for (benefit from) income taxes	220	(204)	416	210	0

Net income (loss)	$859	$847	$1,954	$2,153	$(562)

Net income (loss) attributable to common stockholders	$171	$179	$436	$471	$(562)

Net income (loss) per share attributable to common stockholders:(2)
Basic	$0.00	$0.00	$0.01	$0.01	$(0.01)

Diluted	$0.00	$0.00	$0.01	$0.01	$(0.01)

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010(3)	2011	2011	2012
		(restated)		(unaudited)
	(in thousands, except per share data)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:(2)
Basic	43,995	47,057	50,529	49,322	53,921

Diluted	228,044	235,617	241,936	240,881	53,921

Pro forma net income (loss) per share attributable to common stockholders (unaudited):(2)
Basic			$0.01		$(0.00)

Diluted			$0.01		$(0.00)

Weighted-average shares used in computing pro forma net income (loss) per share attributable to common stockholders (unaudited):(2)
Basic			226,432		229,894

Diluted			241,936		229,894

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cost of revenues	$47	$80	$143	$52	$127
Research and development	315	359	499	222	317
Sales and marketing	284	467	578	234	507
General and administrative	474	964	927	454	605

Total stock-based compensation	$1,120	$1,870	$2,147	$962	$1,556

(2)

See Notes 1 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income (loss) per share attributable to common stockholders and pro forma net income (loss) per share attributable to common stockholders.

(3)

We have restated our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the restatement.

	June 30, 2012
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash	$28,459	$28,459	$
Total assets	73,963	73,963
Deferred revenues, current	48,999	48,999
Deferred revenues, noncurrent	5,510	5,510
Convertible preferred stock	63,873	—
Total stockholders’ equity (deficit)	(62,258)	1,615

(1)

The pro forma consolidated balance sheet data above reflects the automatic conversion of all outstanding shares of our convertible preferred stock into 175,973,235 shares of common stock upon the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data above reflects (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 175,973,235 shares of common stock upon the completion of this offering, and (ii) the receipt of $         million in net proceeds from the sale of shares of common stock by us in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) per share in the assumed initial public offering price of $         per share would increase (decrease) each of cash, total assets and total stockholders’ equity (deficit) by $         million, assuming that the number of shares offered by us, as set forth on the cover page of the prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. An increase (decrease) of one million shares of common stock offered by us would increase (decrease) each of cash, total assets and total stockholders’ equity (deficit) by $             million, assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions payable by us.

Other Financial Data (unaudited):

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

	Four Quarters Ended
	December 31,			June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Four-Quarter Bookings	$61,672	$69,977	$85,118	$75,688	$94,046

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Adjusted EBITDA	$6,162	$7,648	$10,426	$5,476	$4,758

Non-GAAP Financial Measures

Four-Quarter Bookings

We monitor Four-Quarter Bookings, a financial measure that is not prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, which is calculated as revenues for the preceding four quarters plus the change in current deferred revenues for the same period. We believe this metric provides an additional tool for investors to use in assessing our business performance in a way that more fully reflects current business trends than reported revenues and reduces the variations in any particular quarter caused by customer subscription renewals. We believe Four-Quarter Bookings reflects the material sales trends for our business because it includes sales of subscriptions to new customers, as well as subscription renewals and upsells of additional subscriptions to existing customers. Since over 80% of our subscriptions are one year in length, we use current deferred revenues in this metric in order to focus on revenues to be generated over the next four quarters and to exclude the impact of multi-year subscriptions. Under our revenue recognition policy, we record subscription fees as deferred revenues and recognize revenues ratably over the subscription periods. For this reason, substantially all of our revenues for a period are typically generated from subscriptions commencing in prior periods. In addition, subscription renewals may vary during the year based on the date of our customers’ original subscriptions, customer requests to modify subscription periods, or other factors.

The following unaudited table presents the reconciliation of revenues to Four-Quarter Bookings for the four quarters ended December 31, 2009, 2010 and 2011, and June 30, 2011 and 2012.

	Four Quarters Ended
	December 31,			June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Revenues	$57,425	$65,432	$76,212	$70,130	$83,408
Deferred revenues, current
Beginning of the Four-Quarter Period	29,019	33,266	37,811	32,803	38,361
Ending	33,266	37,811	46,717	38,361	48,999

Net change	4,247	4,545	8,906	5,558	10,638

Four-Quarter Bookings	$61,672	$69,977	$85,118	$75,688	$94,046

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. We calculate Adjusted EBITDA as net income (loss) before (1) other (income) expense, net, which includes interest income, interest expense and other income and expense, (2) provision for (benefit from) income taxes, (3) depreciation and amortization of property and equipment, (4) amortization of intangible assets and (5) stock-based compensation.

The following unaudited table presents the reconciliation of net income (loss) to Adjusted EBITDA for the years ended December 31, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010(1)	2011	2011	2012
		(restated)
	(in thousands)
Net income (loss)	$859	$847	$1,954	$2,153	$(562)
Other (income) expense, net	40	566	536	(408)	218
Provision for (benefit from) income taxes	220	(204)	416	210	0
Depreciation and amortization of property and equipment	3,868	4,400	4,939	2,345	3,327
Amortization of intangible assets	55	169	434	214	219
Stock-based compensation	1,120	1,870	2,147	962	1,556

Adjusted EBITDA	$6,162	$7,648	$10,426	$5,476	$4,758

(1)

We have restated our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the restatement.

Limitations of Four-Quarter Bookings and Adjusted EBITDA

Four-Quarter Bookings and Adjusted EBITDA, non-GAAP financial measures, have limitations as analytical tools, and should not be considered in isolation from or as a substitute for measures presented in accordance with U.S. GAAP. Some of these limitations are:

•

Four-Quarter Bookings reflects the amount of revenues over a four-quarter period, plus the net change in the current portion of deferred revenues, while revenues are recognized ratably over the subscription periods;

•	Adjusted EBITDA does not reflect certain cash and non-cash charges that are recurring;

•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•

Adjusted EBITDA excludes depreciation and amortization of property and equipment and, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	Other companies, including companies in our industry, may calculate Four-Quarter Bookings or Adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, Four-Quarter Bookings and Adjusted EBITDA should be considered alongside other financial performance measures, including revenues, net income (loss) and our financial results presented in accordance with U.S. GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes, before making a decision to invest in our common stock. If any of the following risks materialize, our business, financial condition, results of operations and prospects could be harmed. In that event, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have a limited history of profitability and may not achieve or maintain profitability in the future.

We have not been consistently profitable on a quarterly or annual basis. While we have experienced significant revenue growth over recent years, we may not be able to sustain or increase our growth or return to profitability in the future. Although we had net income in 2009, 2010, and 2011, we experienced a net loss of $0.6 million for the six months ended June 30, 2012. The net loss was primarily due to increased sales and marketing activities in the first half of 2012 as we continued to expand our worldwide customer base as well as focus on the promotion of our new solutions. We plan to continue to invest in our infrastructure, new solutions, research and development and sales and marketing, and as a result, we cannot assure you that we will return to or maintain profitability. In addition, as a public company, we will incur significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenues to achieve future profitability. We may incur losses in the future for a number of reasons, including without limitation, the other risks and uncertainties described in this prospectus. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If our revenue growth does not meet our expectations in future periods, our financial performance may be harmed and we may not again achieve or maintain profitability in the future.

If the market for cloud solutions for IT security and compliance does not evolve as we anticipate, our revenues may not grow and our operating results would be harmed.

Our success will depend to a significant extent on the willingness of organizations to increase their use of cloud solutions for their IT security and compliance. However, the market for cloud solutions for IT security and compliance is at an early stage relative to on-premise solutions, and as such, it is difficult to predict important market trends, including the potential growth, if any, of the market for cloud security and compliance solutions. To date, some organizations have been reluctant to use cloud solutions because they have concerns regarding the risks associated with the reliability or security of the technology delivery model associated with these solutions. If other cloud service providers experience security incidents, loss of customer data, disruptions in service delivery or other problems, the market for cloud solutions as a whole, including our solutions, may be negatively impacted. Moreover, many organizations have invested substantial personnel and financial resources to integrate on-premise software into their businesses, and as a result may be reluctant or unwilling to migrate to a cloud solution. Organizations that use on-premise security products, such as network firewalls, security information and event management products or data loss prevention solutions, may also believe that these products sufficiently protect their IT infrastructure and deliver adequate security. Therefore, they may continue spending their IT security budgets on these products and may not adopt our security and compliance solutions in addition to or as a replacement for such products.

If the market for cloud solutions for IT security and compliance does not evolve in the way we anticipate or if customers do not recognize the benefits of our cloud solutions over traditional on-premise enterprise software products, and as a result we are unable to increase sales of subscriptions to our solutions, then our revenues may not grow or may decline, and our operating results would be harmed.

If we do not successfully anticipate market needs and opportunities or are unable to enhance our solutions and develop new solutions that meet those needs and opportunities on a timely basis, we may not be able to compete effectively and our ability to generate revenues would suffer.

The IT security and compliance market is characterized by rapid technological advances, changes in customer requirements, frequent new product introductions and enhancements and evolving industry standards and regulatory mandates. We must also continually change and improve our solutions in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools and computer language technology.

We may not be able to anticipate future market needs and opportunities or develop enhancements or new solutions to meet such needs or opportunities in a timely manner or at all. The market for cloud solutions for IT security and compliance is relatively new, and it is uncertain whether our new solutions will gain market acceptance.

Our solution enhancements or new solutions could fail to attain sufficient market acceptance for many reasons, including:

•	failure to timely meet market demand for product functionality;

•	inability to identify and provide intelligence regarding the attacks or techniques used by cyber attackers;

•	inability to interoperate effectively with the database technologies, file systems or web applications of our prospective customers;

•	defects, errors or failures;

•	delays in releasing our enhancements or new solutions;

•	negative publicity about their performance or effectiveness;

•	introduction or anticipated introduction of products by our competitors;

•	poor business conditions, causing customers to delay IT security and compliance purchases;

•	easing or changing of external regulations related to IT security and compliance; and

•	reluctance of customers to purchase cloud solutions for IT security and compliance.

Furthermore, diversifying our solutions and expanding into new IT security and compliance markets will require significant investment and planning, require that our research and development and sales and marketing organizations develop expertise in these new markets, bring us more directly into competition with security and compliance providers that may be better established or have greater resources than we do, require additional investment of time and resources in the development and training of our channel partners and entail significant risk of failure.

If we fail to anticipate market requirements or fail to develop and introduce solution enhancements or new solutions to satisfy those requirements in a timely manner, such failure could substantially decrease or delay market acceptance and sales of our present and future solutions and cause us to lose existing customers or fail to gain new customers, which would significantly harm our business, financial condition and results of operations.

If we fail to continue to effectively scale and adapt our platform to meet the performance and other requirements of our customers, our operating results and our business would be harmed.

Our future growth is dependent upon our ability to continue to meet the expanding needs of our customers as their use of our cloud platform grows. As these customers gain more experience with our solutions, the number of users and the number of locations where our solutions are being accessed may expand rapidly in the future. In order to ensure that we meet the performance and other requirements of our customers, we intend to continue to make significant investments to develop and implement new proprietary and third-party technologies at all levels of our cloud platform. These technologies, which include databases, applications and server optimizations, and network and hosting strategies, are often complex, new and unproven. We may not be successful in developing or implementing these technologies. To the extent that we do not effectively scale our platform to maintain performance as our customers expand their use of our platform, our operating results and our business may be harmed.

Our quarterly operating results may vary from period to period, which could result in our failure to meet expectations with respect to operating results and cause the trading price of our stock to decline.

Our operating results have historically varied from period to period, and we expect that they will continue to do so as a result of a number of factors, many of which are outside of our control, including:

•	the level of demand for our solutions;

•	changes in customer renewals of our solutions;

•	the extent to which customers subscribe for additional solutions;

•	seasonal buying patterns of our customers;

•	the level of perceived threats to IT security;

•	security breaches, technical difficulties or interruptions with our service;

•	changes in the growth rate of the IT security and compliance market;

•

the timing and success of new product or service introductions by us or our competitors or any other changes in the competitive landscape of our industry, including consolidation among our competitors;

•	the introduction or adoption of new technologies that compete with our solutions;

•	decisions by potential customers to purchase IT security and compliance products or services from other vendors;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	the timing of sales commissions relative to the recognition of revenues;

•	the announcement or adoption of new regulations and policy mandates or changes to existing regulations and policy mandates;

•	price competition;

•	insolvency or credit difficulties confronting our customers, affecting their ability to purchase or pay for our solutions;

•	changes in foreign currency exchange rates;

•	general economic conditions, both domestically and in the foreign markets in which we sell our solutions; and

•	future accounting pronouncements or changes in our accounting policies.

Each factor above or discussed elsewhere in this prospectus or the cumulative effect of some of these factors may result in fluctuations in our operating results. This variability and unpredictability could result in our failure to meet expectations with respect to operating results, or those of securities analysts or investors, for a particular period. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted trends in revenues. Accordingly, in the event of shortfalls in revenues, we are generally unable to mitigate the negative impact on margins in the short term by reducing our operating expenses. If we fail to meet or exceed expectations for our operating results for these or any other reasons, the market price of our shares could fall and we could face costly lawsuits, including securities class action suits.

Adverse economic conditions or reduced IT spending may adversely impact our business.

Our business depends on the overall demand for IT and on the economic health of our current and prospective customers. In general, worldwide economic conditions remain unstable, and these conditions make it difficult for our customers, prospective customers and us to forecast and plan future business activities accurately, and they could cause our customers or prospective customers to reevaluate their decision to purchase our solutions. Weak global economic conditions, or a reduction in IT spending even if economic conditions improve, could adversely impact our business, financial condition and results of operations in a number of ways, including longer sales cycles, lower prices for our solutions, reduced bookings and lower or no growth.

Our business depends substantially on retaining our current customers, and any reduction in our customer renewals or revenues from such customers could harm our future operating results.

We offer our QualysGuard Cloud Platform and integrated suite of solutions pursuant to a software-as-a-service model, and our customers purchase subscriptions from us that are generally one year in length. Our customers have no obligation to renew their subscriptions after their subscription period expires, and they may not renew their subscriptions at the same or higher levels or at all. As a result, our ability to grow depends in part on customers renewing their existing subscriptions and purchasing additional subscriptions and solutions. Our customers may choose not to renew their subscriptions to our solutions or purchase additional solutions due to a number of factors, including their satisfaction or dissatisfaction with our solutions, the prices of our solutions, the prices of products or services offered by our competitors, reductions in our customers’ spending levels due to the macroeconomic environment or other factors. If our customers do not renew their subscriptions to our solutions, renew on less favorable terms, or do not purchase additional solutions or subscriptions, our revenues may grow more slowly than expected or decline and our results of operations may be harmed.

If we are unable to continue to attract new customers and grow our customer base, our growth could be slower than we expect and our business may be harmed.

We believe that our future growth depends in part upon increasing our customer base. Our ability to achieve significant growth in revenues in the future will depend, in large part, upon continually attracting new customers and obtaining subscription renewals to our solutions from those customers. If we fail to attract new customers our revenues may grow more slowly than expected and our business may be harmed.

Subscriptions to our QualysGuard Vulnerability Management solution generate most of our revenues, and if we are unable to continue to renew and grow subscriptions for this solution, our operating results would suffer.

We derived 96%, 92%, 90% and 88% of our revenues in 2009, 2010, 2011 and the six months ended June 30, 2012, respectively, from subscriptions to our QualysGuard Vulnerability Management solution, and we expect to continue to derive a significant majority of our revenues from sales of subscriptions to this solution for the foreseeable future. As a result, the market demand for our QualysGuard Vulnerability Management solution is critical to our continued success. Demand for this solution is affected by a number of factors beyond our control, including continued market acceptance of our solution for existing and new use cases, the timing of development and release of new products or services by our competitors, technological change, and growth or contraction in our market. Our inability to renew or increase subscriptions for this solution or a decline in price of this solution would harm our business and operating results more seriously than if we derived significant revenues from a variety of solutions.

If we are unable to sell subscriptions to additional solutions, our future revenue growth may be harmed and our business may suffer.

We will need to increase the revenues that we derive from our current and future solutions other than QualysGuard Vulnerability Management for our business and revenues to grow as we expect. Revenues from our other solutions, including our Web Application Scanning, Policy Compliance, PCI Compliance, Malware Detection Service and Qualys SECURE Seal, have been relatively modest compared to revenues from our QualysGuard Vulnerability Management solution. Our future success depends in part on our ability to sell subscriptions to these additional solutions to existing and new customers. This may require more costly sales and marketing efforts and may not result in additional sales. If our efforts to sell subscriptions to additional solutions to existing and new customers are not successful, our business may suffer.

Our security and compliance solutions are primarily delivered out of two data centers, and any disruption of service at these facilities would interrupt or delay our ability to deliver our solutions to our customers which could reduce our revenues and harm our operating results.

We currently host substantially all of our solutions from two third-party data centers, located in the United States and Switzerland. These facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures and similar events. The facilities also could be subject to break-ins, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster, an act of terrorism or misconduct, a decision to close the facilities without adequate notice or other unanticipated problems could result in interruptions in our services.

Our data centers are not currently redundant and we cannot rapidly move customers from one data center to another, which may increase delays in the restoration of our service for our customers if an adverse event occurs. We intend to add additional data center facilities in 2013 to provide additional capacity for our cloud platform and enable disaster recovery. These additional facilities may not be operational in the anticipated time frame and we may incur unplanned expenses.

Additionally, our existing data center facilities providers have no obligations to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew our agreements with the facilities providers on commercially reasonable terms or if in the future we add additional data center facility providers, we may experience costs or downtime in connection with the loss of an existing facility or the transfer to, or addition of, new data center facilities.

Any disruptions or other performance problems with our solutions could harm our reputation and business and may damage our customers’ businesses. Interruptions in our service delivery might reduce our revenues, cause us to issue credits to customers, subject us to potential liability and cause customers to terminate their subscriptions or not renew their subscriptions.

If we are unable to increase market awareness of our company and our new solutions, our revenues may not continue to grow, or may decline.

We have a limited operating history, particularly in certain markets and solution offerings, and we believe that we need to continue to develop market awareness in the IT security and compliance market. Market awareness of our capabilities and solutions is essential to our continued growth and success in all of our markets, particularly for the large enterprise, service provider and government markets. If our marketing programs are not successful in creating market awareness of our company and our full suite of solutions, our business, financial condition and results of operations may be adversely affected, and we may not be able to achieve our expected growth.

If our solutions fail to help our customers achieve and maintain compliance with regulations and industry standards, our revenues and operating results could be harmed.

We generate a portion of our revenues from solutions that help organizations achieve and maintain compliance with regulations and industry standards. For example, many of our customers subscribe to our security and compliance solutions to help them comply with the security standards developed and maintained by the Payment Card Industry Security Standards Council, or the PCI Council, which apply to companies that store cardholder data. Industry organizations like the PCI Council may significantly change their security standards with little or no notice, including changes that could make their standards more or less onerous for businesses. Governments may also adopt new laws or regulations, or make changes to existing laws or regulations, that could impact the demand for or value of our solutions.

If we are unable to adapt our solutions to changing regulatory standards in a timely manner, or if our solutions fail to assist with or expedite our customers’ compliance initiatives, our customers may lose confidence in our solutions and could switch to products offered by our competitors. In addition, if regulations and standards related to data security, vulnerability management and other IT security and compliance requirements are relaxed or the penalties for non-compliance are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may be less willing to purchase our solutions. In any of these cases, our revenues and operating results could be harmed.

If our solutions fail to detect vulnerabilities or incorrectly detect vulnerabilities, our brand and reputation could be harmed, which could have an adverse effect on our business and results of operations.

If our solutions fail to detect vulnerabilities in our customers’ IT infrastructures, or if our solutions fail to identify and respond to new and increasingly complex methods of attacks, our business and reputation may suffer. There is no guarantee that our solutions will detect all vulnerabilities. Additionally, our security and compliance solutions may falsely detect vulnerabilities or threats that do not actually exist. For example, some of our solutions rely on information on attack sources aggregated from third-party data providers who monitor global malicious activity originating from a variety of sources, including anonymous proxies, specific IP addresses, botnets and phishing sites. If the information from these data providers is inaccurate, the potential for false indications of security vulnerabilities increases. These false positives, while typical in the industry, may impair the perceived reliability of our solutions and may therefore adversely impact market acceptance of our solutions and could result in negative publicity, loss of customers and sales and increased costs to remedy any problem.

In addition, our solutions do not currently extend to cover mobile devices or personal devices that employees may bring into an organization. As such, our solutions would not identify or address vulnerabilities in mobile devices, such as mobile phones or tablets, or personal devices, and our customers’ IT infrastructures may be compromised by attacks that infiltrate their networks through such devices.

An actual or perceived security breach or theft of the sensitive data of one of our customers, regardless of whether the breach is attributable to the failure of our solutions, could adversely affect the market’s perception of our security solutions.

Incorrect or improper implementation or use of our solutions could result in customer dissatisfaction and harm our business and reputation.

Our solutions are deployed in a wide variety of IT environments, including large-scale, complex infrastructures. If our customers are unable to implement our solutions successfully, customer perceptions of our platform may be impaired or our reputation and brand may suffer. Our customers have in the past inadvertently misused our solutions, which triggered downtime in their internal infrastructure until the problem was resolved. Any misuse of our solutions could result in customer dissatisfaction, impact the perceived reliability of our solutions, result in negative press coverage, negatively affect our reputation and harm our financial results.

As a security provider, our platform, website and internal systems may be subject to intentional disruption that could adversely impact our reputation and future sales.

Our operations involve providing IT security solutions to our customers, and as a result we could be a target of cyber attacks designed to impede the performance of our solutions, penetrate our network security or the security of our cloud platform or our internal systems, misappropriate proprietary information and/or cause interruptions to our services. If an actual or perceived breach of our network security occurs, it could adversely affect the market perception of our solutions, negatively affecting our reputation, and may expose us to the loss of information, litigation and possible liability. Such a security breach could also divert the efforts of our technical and management personnel. In addition, such a security breach could impair our ability to operate our business and provide solutions to our customers. If this happens, our reputation could be harmed, our revenues could decline and our business could suffer.

Undetected software errors or flaws in our cloud platform could harm our reputation or decrease market acceptance of our solutions, which would harm our operating results.

Our solutions may contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new solutions and solution upgrades and we expect that these errors or defects will be found from time to time in the future in new or enhanced solutions after commercial release of these solutions. Since our customers use our solutions for security and compliance reasons, any errors, defects, disruptions in service or other performance problems with our solutions may damage our customers’ business and could hurt our reputation. If that occurs, we may incur significant costs, the attention of our key personnel could be diverted, our customers may delay or withhold payment to us or elect not to renew, or other significant customer relations problems may arise. We may also be subject to liability claims for damages related to errors or defects in our solutions. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our solutions may harm our business and operating results.

Our solutions could be used to collect and store personal information of our customers’ employees or customers, and therefore privacy concerns could result in additional cost and liability to us or inhibit sales of our solutions.

We collect the names and email addresses of our customers in connection with subscriptions to our solutions. Additionally, the data that our solutions collect to help secure and protect the IT infrastructure of our customers may include additional personal information of our customers’ employees and their customers. Personal privacy has become a significant issue in the United States and in many other countries where we offer our solutions. The regulatory framework for privacy issues worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, disclosure and retention of personal information. In the United States, these include, for example, rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Gramm-Leach-Bliley Act, or GLB, and state breach notification laws. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Data Protection Directive established in the European Union and the Federal Data Protection Act recently passed in Germany.

In addition to laws and regulations, privacy advocacy and industry groups or other private parties may propose new and different privacy standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability to us, damage our reputation, inhibit sales of subscriptions and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and privacy standards that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy concerns, whether valid or not valid, may inhibit market adoption of our solutions particularly in certain industries and foreign countries.

Disruptive technologies could gain wide adoption and supplant our cloud security and compliance solutions, thereby weakening our sales and harming our results of operations.

The introduction of products and services embodying new technologies could render our existing solutions obsolete or less attractive to customers. Our business could be harmed if new security and compliance technologies are widely adopted. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solutions even in light of new technologies, our business could be harmed and our revenues may decline.

We face competition in our markets, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

We compete with a large range of established and emerging vulnerability management vendors, compliance vendors and data security vendors in a highly fragmented and competitive environment.

We face significant competition for each of our solutions from companies with broad product suites and greater name recognition and resources than we have, as well as from small companies focused on specialized security solutions.

We compete with large public companies, such as Hewlett-Packard Company, International Business Machines Corporation, McAfee, Inc. (a subsidiary of Intel Corporation), and Symantec Corporation, as well as private security providers including BeyondTrust Software, Inc., Lumension Security, Inc., nCircle Network Security, Inc., Rapid7 LLC, Tenable Network Security, Inc. and Trustwave Holdings, Inc. We also seek to replace IT security and compliance solutions that organizations have developed internally. As we continue to extend our cloud platform’s functionality by further developing security and compliance solutions, such as web application scanning and firewalls, we expect to face additional competition in these new markets. Our competitors may also attempt to further expand their presence in the IT security and compliance market and compete more directly against one or more of our solutions.

We believe that the principal competitive factors affecting our markets include product functionality, breadth of offerings, flexibility of delivery models, ease of deployment and use, total cost of ownership, scalability and performance, customer support and extensibility of platform. Many of our existing and potential competitors have competitive advantages, including:

•	greater brand name recognition;

•	larger sales and marketing budgets and resources;

•	broader distribution networks and more established relationships with distributors and customers;

•	access to larger customer bases;

•	greater customer support resources;

•	greater resources to make acquisitions;

•	greater resources to develop and introduce products that compete with our solutions; and

•	substantially greater financial, technical and other resources.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our service and new market entrants, we expect competition to intensify in the future.

In addition, some of our larger competitors have substantially broader product offerings and can bundle competing products and services with other software offerings. As a result, customers may choose a bundled product offering from our competitors, even if individual products have more limited functionality than our solutions. These competitors may also offer their products at a lower price as part of this larger sale, which could increase pricing pressure on our solutions and cause the average sales price for our solutions to decline. These larger competitors are also often in a better position to withstand any significant reduction in capital spending, and will therefore not be as susceptible to economic downturns.

Furthermore, our current and potential competitors may establish cooperative relationships among themselves or with third parties that may further enhance their resources and product and services offerings in the markets we address. In addition, current or potential competitors may be acquired by third parties with greater available resources. As a result of such relationships and acquisitions, our current or potential competitors might be able to adapt more quickly to new technologies and customer needs, devote greater resources to the promotion or sale of their products and services, initiate or withstand substantial price competition, take advantage of other opportunities more readily or develop and expand their product and service offerings more quickly than we do. For all of these reasons, we may not be able to compete successfully against our current or future competitors.

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results may be negatively affected.

We have experienced rapid growth over the last several years. From 2009 to 2011, our revenues have grown from $57.4 million to $76.2 million, and our headcount increased from 205 employees at the beginning of 2009 to 300 employees at the end of 2011. We rely on information technology systems to help manage critical functions such as order processing, revenue recognition and financial forecasts. To manage any future growth effectively, and in connection with our transition to a publicly-listed company, we must continue to improve and expand our IT systems, financial infrastructure, and operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner.

Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenues, expenses and earnings, or to prevent certain losses. In addition, as we continue to grow, our productivity and the quality of our solutions may also be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination across our organization. Failure to manage any future growth effectively could result in increased costs, harm our results of operations and lead to investors losing confidence in our internal systems and processes.

Forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, there can be no assurance that our business will grow at similar rates, or at all.

Growth forecasts relating to the expected growth in the market for IT security and compliance and other markets are subject to significant uncertainty and are based on assumptions and estimates which may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

If we are unable to continue the expansion of our sales force, sales of our solutions and the growth of our business would be harmed.

We believe that our growth will depend, to a significant extent, on our success in recruiting and retaining a sufficient number of qualified sales personnel and their ability to obtain new customers, manage our existing customer base and expand the sales of our newer solutions. We plan to continue to expand our sales force and make significant investment in our sales and marketing activities. Our recent hires and planned hires may not become as productive as quickly as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. If we are unable to recruit and retain a sufficient number of productive sales personnel, sales of our solutions and the growth of our business may be harmed. Additionally, if our efforts do not result in increased revenues, our operating results could be negatively impacted due to the upfront operating expenses associated with expanding our sales force.

Our sales cycle can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, revenues may vary from period to period, which may cause our operating results to fluctuate and could harm our business.

The timing of sales of subscriptions for our solutions is difficult to forecast because of the length and unpredictability of our sales cycle, particularly with large enterprises. We sell subscriptions to our security and compliance solutions primarily to IT departments that are managing a growing set of user and compliance demands, which has increased the complexity of customer requirements to be met and confirmed during the sales cycle and prolonged our sales cycle. Further, the length of time that potential customers devote to their testing and evaluation, contract negotiation and budgeting processes varies significantly, which has also made our sales cycle long and unpredictable. The length of the sales cycle for our solutions typically ranges from six to twelve months but can be more than eighteen months. In addition, we might devote substantial time and effort to a particular unsuccessful sales effort, and as a result we could lose other sales opportunities or incur expenses that are not offset by an increase in revenues, which could harm our business.

We rely on third-party channel partners to generate a substantial amount of our revenues, and if we fail to expand and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

Our success is significantly dependent upon establishing and maintaining relationships with a variety of channel partners and we anticipate that we will continue to depend on these partners in order to grow our business. For 2009, 2010 and 2011 and the six months ended June 30, 2012, we derived approximately 30%, 33%, 38% and 40%, respectively, of our revenues from sales of subscriptions for our solutions through channel partners, and the percentage of revenues derived from channel partners may increase in future periods. Additionally, one of our channel partners, Dell Inc., accounted for 4% and 6% of our revenues for 2011 and the six months ended June 30, 2012, respectively. Our agreements with our channel partners are generally non-exclusive and do not prohibit them from working with our competitors or offering competing solutions, and many of our channel partners have more established relationships with our competitors. If our channel partners choose to place greater emphasis on products of their own or those offered by our competitors, do not effectively market and sell our solutions, or fail to meet the needs of our customers, then our ability to grow our business and sell our solutions may be adversely affected. In addition, the loss of one or more of our larger channel partners, who may cease marketing our solutions with limited or no notice, and our possible inability to replace them, could adversely affect our sales. Moreover, our ability to expand our distribution channels depends in part on our ability to educate our channel partners about our solutions, which can be complex. Our failure to recruit additional channel partners, or any reduction or delay in their sales of our solutions or conflicts between channel sales and our direct sales and marketing activities may harm our results of operations. Even if we are successful, these relationships may not result in greater customer usage of our solutions or increased revenues.

We rely on software-as-a-service vendors to operate certain functions of our business and any failure of such vendors to provide services to us could adversely impact our business and operations.

We rely on software-as-a-service vendors to operate certain critical functions of our business, including financial management and human resource management. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted and our processes for managing sales of our solutions and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and integrated, all of which could harm our business.

We use third-party software and data that may be difficult to replace or cause errors or failures of our solutions that could lead to lost customers or harm to our reputation and our operating results.

We license third-party software as well as security and compliance data from various third parties to deliver our solutions. In the future, this software or data may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software or data could result in delays in the provisioning of our solutions until equivalent technology or data is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. In addition, any errors or defects in or failures of this third-party software could result in errors or defects in our solutions or cause our solutions to fail, which could harm our business and be costly to correct. Many of these providers attempt to impose limitations on their liability for such errors, defects or failures, and if enforceable, we may have additional liability to our customers or third-party providers that could harm our reputation and increase our operating costs.

We will need to maintain our relationships with third-party software and data providers, and to obtain software and data from such providers that does not contain any errors or defects. Any failure to do so could adversely impact our ability to deliver effective solutions to our customers and could harm our operating results.

Our solutions contain third-party open source software components, and our failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our solutions.

Our solutions contain software licensed to us by third-parties under so-called “open source” licenses, including the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the BSD License, the Apache License and others. From time to time, there have been claims against companies that distribute or use open source software in their products and services, asserting that such open source software infringes the claimants’ intellectual property rights. We could be subject to suits by parties claiming that what we believe to be licensed open source software infringes their intellectual property rights. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. In addition, certain open source licenses require that source code for software programs that are subject to the license be made available to the public and that any modifications or derivative works to such open source software continue to be licensed under the same terms. If we combine our proprietary software with open source software in certain ways, we could, in some circumstances, be required to release the source code of our proprietary software to the public. Disclosing the source code of our proprietary software could make it easier for cyber attackers and other third parties to discover vulnerabilities in or to defeat the protections of our solutions, which could result in our solutions failing to provide our customers with the security they expect from our services. This could harm our business and reputation. Disclosing our proprietary source code also could allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of sales for us. Any of these events could have a material adverse effect on our business, operating results and financial condition.

Although we monitor our use of open source software in an effort both to comply with the terms of the applicable open sources licenses and to avoid subjecting our solutions to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our solutions. In this event, we could be required to seek licenses from third parties to continue offering our solutions, to make our proprietary code generally available in source code form, to re-engineer our solutions or to discontinue the sale of our solutions if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Delays or interruptions in the manufacturing and delivery of our physical scanner appliances by our sole source manufacturer may harm our business.

Upon customer request, we provide physical or virtual scanner appliances on a subscription basis as an additional capability to the customer’s subscription for use during their subscription term. Our physical scanner appliances are built by a single manufacturer. Our reliance on a sole manufacturer involves several risks, including a potential inability to obtain an adequate supply of physical scanner appliances and limited control over pricing, quality and timely deployment of such scanner appliances. In addition, replacing this manufacturer may be difficult and could result in an inability or delay in deploying our solutions to customers that request physical scanner appliances as part of their subscriptions.

Furthermore, our manufacturer’s ability to timely manufacture and ship our physical scanner appliances depends on a variety of factors, such as the availability of hardware components, supply shortages or contractual restrictions. In the event of an interruption from this manufacturer, we may not be able to develop alternate or secondary sources in a timely manner. If we are unable to purchase physical scanner appliances in quantities sufficient to meet our requirements on a timely basis, we may not be able to effectively deploy our solutions to new customers that request physical scanner appliances, which could harm our business.

A significant portion of our customers and channel partners are located outside of the United States, which subjects us to a number of risks associated with conducting international operations and if we are unable to successfully manage these risks, our business and operating results could be harmed.

We market and sell subscriptions to our solutions throughout the world and have personnel in many parts of the world. In addition, we have sales offices and research and development facilities outside the United States and we conduct, and expect to continue to conduct, a significant amount of our business with organizations that are located outside the United States, particularly in Europe and Asia. Therefore, we are subject to risks associated with having international sales and worldwide operations, including:

•	foreign currency exchange fluctuations;

•	trade and foreign exchange restrictions;

•	economic or political instability in foreign markets;

•	greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;

•	changes in regulatory requirements;

•	difficulties and costs of staffing and managing foreign operations;

•	the uncertainty and limitation of protection for intellectual property rights in some countries;

•	costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;

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costs of complying with U.S. laws and regulations for foreign operations, including the Foreign Corrupt Practices Act, import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our solutions in certain foreign markets, and the risks and costs of non-compliance;

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heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;

•	the potential for political unrest, acts of terrorism, hostilities or war;

•	management communication and integration problems resulting from cultural differences and geographic dispersion; and

•	multiple and possibly overlapping tax structures.

Our business, including the sales of subscriptions of our solutions, may be subject to foreign governmental regulations, which vary substantially from country to country and change from time to time. Failure to comply with these regulations could adversely affect our business. Further, in many foreign countries it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, channel partners and agents have complied or will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our solutions and could have a material adverse effect on our business and results of operations. If we are unable to successfully manage the challenges of international operations, our business and operating results could be adversely affected.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our reporting currency is the U.S. dollar and we generate a majority of our revenues in U.S. dollars. However, in 2011, we incurred approximately 20% of our expenses outside of the United States in foreign currencies, primarily Euros, principally with respect to salaries and related personnel expenses associated with our European operations. Additionally, in 2011, 21% of our revenues were generated in foreign currencies. Accordingly, changes in exchange rates may have a material adverse effect on our business, operating results and financial condition. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Euros. The results of our operations may be adversely affected by foreign exchange fluctuations.

We use forward foreign exchange contracts to mitigate the effect of changes in foreign exchange rates on cash and accounts receivable balances denominated in certain foreign currencies. However, we may not be able to purchase derivative instruments that are adequate to insulate ourselves from foreign currency exchange risks. Additionally, our hedging activities may contribute to increased losses as a result of volatility in foreign currency markets.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our trade secrets, trademarks, copyrights, patents and other intellectual property rights. We attempt to protect our intellectual property under copyright, trade secret, patent and trademark laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

We primarily rely on our unpatented proprietary technology and trade secrets. Despite our efforts to protect our proprietary technology and trade secrets, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions that we enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, solutions and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. We may be unable to determine the extent of any unauthorized use or infringement of our solutions, technologies or intellectual property rights.

We have several pending U.S. patent applications, and may file additional patent applications in the future. Additionally, as of June 30, 2012, we had an exclusive license to four third-party patents. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner, if at all. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Furthermore, it is possible that our patent applications may not result in granted patents, that the scope of our issued patents will be limited or not provide the coverage originally sought, that our issued patents will not provide us with any competitive advantages, or that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not guarantee that we have an absolute right to practice the patented invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative solutions that have enabled us to be successful to date.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and harm our business and operating results.

Patent and other intellectual property disputes are common in our industry. Some companies, including some of our competitors, own large numbers of patents, copyrights and trademarks, which they may use to assert claims against us. Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers or channel partners whom we typically indemnify against claims that our solutions infringe, misappropriate or otherwise violate the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.

The patent portfolios of our most significant competitors are larger than ours. This disparity may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.

An adverse outcome of a dispute may require us to:

•	pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights;

•	cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others;

•	expend additional development resources to attempt to redesign our solutions or otherwise develop non-infringing technology, which may not be successful;

•	enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and

•	indemnify our partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition and results of operations.

If we are required to collect sales and use or other taxes on the solutions we sell, we may be subject to liability for past sales and our future sales may decrease.

Taxing jurisdictions, including state and local entities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services in various jurisdictions is unclear. We have recorded sales tax liabilities of $0.4 million on our consolidated balance sheet as of June 30, 2012 with respect to sales and use tax liabilities in various jurisdictions where we have not yet billed sales tax to our customers and where we believe we may have exposure. It is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits with respect to state and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or otherwise harm our business and operating results.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and continuing contributions of our senior management, particularly Philippe F. Courtot, our Chairman, President and Chief Executive Officer, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. We do not maintain key-man insurance for Mr. Courtot or for any other member of our senior management team. From time to time, there may be changes in our senior management team resulting from the termination or departure of executives. Our senior management and key employees are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of the services of our senior management, particularly Mr. Courtot, or other key employees for any reason could significantly delay or prevent the achievement of our development and strategic objectives and harm our business, financial condition and results of operations.

If we are unable to hire, retain and motivate qualified personnel, our business may suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, particularly in engineering and sales, may seriously harm our business, financial condition and results of operations. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area, one of the locations in which we have a substantial presence and need for highly-skilled personnel and we may not be able to compete for these employees.

For example, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs, which may negatively impact our operating results and may increase the pressure to limit stock-based compensation that we might otherwise offer to current or potential employees. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

Changes in laws or regulations related to the Internet may diminish the demand for our solutions and could have a negative impact on our business.

We deliver our solutions through the Internet. Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting data privacy and the use of the Internet. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or on commerce conducted via the Internet. These laws or charges could limit the viability of Internet-based solutions such as ours and reduce the demand for our solutions.

A portion of our revenues are generated by sales to government entities, which are subject to a number of challenges and risks.

Government entities have historically been particularly concerned about adopting cloud-based solutions for their operations, including security solutions, and increasing sales of subscriptions for our solutions to government entities may be more challenging than selling to commercial organizations. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will win a sale. We have invested in the creation of a cloud offering certified under the Federal Information Security Management Act, or FISMA, for government usage but we cannot be sure that we will continue to sustain or renew this certification, that the government will continue to mandate such certification or that other government agencies or entities will use this cloud offering. Government demand and payment for our solutions may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Government entities may have contractual or other legal rights to terminate contracts with our channel partners for convenience or due to a default, and any such termination may adversely impact our future results of operations. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government refusing to continue buying our solutions, a reduction of revenues or fines or civil or criminal liability if the audit uncovers improper or illegal activities. Any such penalties could adversely impact our results of operations in a material way.

Governmental export or import controls could subject us to liability if we violate them or limit our ability to compete in foreign markets.

Our solutions are subject to U.S. export controls, and we incorporate encryption technology into certain of our solutions. These encryption solutions and the underlying technology may be exported only with the required export authorizations, including by license, a license exception or other appropriate government authorizations. U.S. export controls may require submission of an encryption registration, product classification and/or annual or semi-annual reports. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export authorization for our solutions, when applicable, could harm our international sales and adversely affect our revenues. Compliance with applicable regulatory requirements regarding the export of our solutions, including with respect to new releases of our solutions, may create delays in the introduction of our solutions in international markets, prevent our customers with international operations from deploying our solutions throughout their globally-distributed systems or, in some cases, prevent the export of our solutions to some countries altogether. In addition, various countries regulate the import of our appliance-based solutions and have enacted laws that could limit our ability to distribute solutions or could limit our customers’ ability to implement our solutions in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our solutions by existing customers with international operations, declining adoption of our solutions by new customers with international operations and decreased revenues. If we fail to comply with export and import regulations, we may be fined or other penalties could be imposed, including a denial of certain export privileges.

Our success in acquiring and integrating other businesses, products or technologies could impact our financial position.

In order to remain competitive, we have in the past and may in the future seek to acquire additional businesses, products or technologies. The environment for acquisitions in our industry is very competitive and acquisition candidate purchase prices will likely exceed what we would prefer to pay. Moreover, achieving the anticipated benefits of future acquisitions will depend in part upon whether we can integrate acquired operations, products and technology in a timely and cost-effective manner. The acquisition and integration process is complex, expensive and time consuming, and may cause an interruption of, or loss of momentum in, product development and sales activities and operations of both companies. We may not find suitable acquisition candidates, and acquisitions we complete may be unsuccessful. If we consummate a transaction, we may be unable to integrate and manage acquired products and businesses effectively or retain key personnel. If we are unable to effectively execute acquisitions, our business, financial condition and operating results could be adversely affected.

Our financial results are based in part on our estimates or judgments relating to our critical accounting policies. These estimates or judgments may prove to be incorrect, which could harm our operating results and result in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, goodwill and intangibles, accounting for income taxes and stock-based compensation.

Changes in financial accounting standards may cause adverse and unexpected revenue fluctuations and impact our reported results of operations.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may harm our operating results or the way we conduct our business.

Because we expense commissions associated with sales of our solutions immediately upon receipt of a subscription order from a customer and generally recognize the revenues associated with such sale over the term of the agreement, our operating income in any period may not be indicative of our financial health and future performance.

We expense commissions paid to our sales personnel in the quarter in which the related order is received. In contrast, we generally recognize the revenues associated with a sale of our solutions ratably over the term of the subscription, which is typically one year. Although we believe increased sales is a positive indicator of the long-term health of our business, increased sales would increase our operating expenses and decrease net income in any particular period. Thus, we may report poor operating results due to higher sales commissions in a period in which we experience strong sales of our solutions. Alternatively, we may report better operating results due to the reduction of sales commissions in a period in which we experience a slowdown in sales. Therefore, you should not rely on our operating results during any one quarter as an indication of our financial health and future performance.

We recognize revenues from subscriptions over the term of the relevant service period, and therefore any decreases or increases in bookings are not immediately reflected in our operating results.

We recognize revenues from subscriptions over the term of the relevant service period, which is typically one year. As a result, most of our reported revenues in each quarter are derived from the recognition of deferred revenues relating to subscriptions entered into during previous quarters. Consequently, a shortfall in demand for our solutions in any period may not significantly reduce our revenues for that period, but could negatively affect revenues in future periods. Accordingly, the effect of significant downturns in bookings may not be fully reflected in our results of operations until future periods. We may be unable to adjust our costs and expenses to compensate for such a potential shortfall in revenues. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional bookings in any period, as revenues are recognized ratably over the subscription period.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our operating results.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our tax rate is affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses arising from the requirement to expense stock options and the valuation of deferred tax assets and liabilities, including our ability to utilize our federal net operating losses, which were $61.2 million as of December 31, 2011. Increases in our effective tax rate could harm our operating results.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, operating results and financial condition. Our corporate headquarters and a significant portion of our operations are located in the San Francisco Bay Area, a region known for seismic activity. In addition, natural disasters could affect our business partners’ ability to perform services for us on a timely basis. In the event we or our business partners are hindered by any of the events discussed above, our ability to provide our solutions to customers could be delayed, resulting in our missing financial targets, such as revenues and net income, for a particular quarter. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenues, customers in that region may delay or forego subscriptions of our solutions, which may materially and adversely impact our results of operations for a particular period. In addition, acts of terrorism could cause disruptions in our business or the business of our business partners, customers or the economy as a whole. All of the aforementioned risks may be exacerbated if the disaster recovery plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays of customer subscriptions or commercialization of our solutions, our business, financial condition and results of operations could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing exchange. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the Securities and Exchange Commission, or the SEC, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

During the quarter ended June 30, 2012, we identified a deficiency in our internal control over financial reporting and we determined that we should restate our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to the tax benefit resulting from a reduction of our liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. We did not release the liability at December 31, 2010 due to an error in the determination of when the statute of limitations would expire. Our review of the tax provision prepared by a third-party tax advisor was not effective in identifying the error in an appropriate timeframe. We concluded that this control deficiency was not a material weakness, but rather constituted a significant deficiency in our internal control over financial reporting. However, other control deficiencies which may rise to the level of a material weakness may be discovered in the future. In addition, our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in additional restatements of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act. In the event that we are not able to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the applicable listing exchange.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. We will remain an “emerging growth company” for up to five years, although, we would cease to be an “emerging growth company” upon the earliest of (i) the first fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company,” which could adversely affect our business and operating results.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and our stock exchange, including the establishment and maintenance of effective disclosure controls and procedures, internal control over financial reporting, and changes in corporate governance practices. Despite recent reform made possible by the JOBS Act, which allows us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not

“emerging growth companies,” we expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

Under the JOBS Act, “emerging growth companies” can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act, when applicable to us. In that regard, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors and our board committees or as executive officers.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Common Stock and this Offering

Market volatility may affect our stock price and the value of an investment in our common stock.

Following the completion of this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of other factors, most of which we cannot predict or control, including:

•	announcements of new solutions, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	fluctuations in stock market prices and trading volumes of securities of similar companies;

•	general market conditions and overall fluctuations in U.S. equity markets;

•	variations in our operating results, or the operating results of our competitors;

•	changes in our financial guidance or securities analysts’ estimates of our financial performance;

•	changes in accounting principles;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of any of our key personnel;

•	announcements related to litigation;

•	changing legal or regulatory developments in the United States and other countries; and

•	discussion of us or our stock price by the financial press and in online investor communities.

In addition, the stock market in general, and the stocks of technology companies in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management’s attention from our business.

An active trading market for our common stock may never develop or be sustained.

We intend to list our common stock on the NASDAQ Stock Market under the symbol “QLYS.” However, there can be no assurance that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot provide any assurance regarding the liquidity of any trading market or the ability of an investor to sell shares of our common stock when desired or the prices that may be obtained for such shares.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price will be substantially higher than the pro forma as adjusted net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, a purchaser of our common stock in this offering will be immediately diluted by approximately $         per share, which is the difference between the assumed initial public offering price per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and the pro forma as adjusted net tangible book value per share following this offering. See the section titled “Dilution” for additional information. Furthermore, those who invest in our common stock in this offering will only own approximately     % of our outstanding shares of common stock after this offering even though they will have contributed     % of the total consideration received by us in connection with our sale of shares of our capital stock.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of our common stock.

Our management will have broad discretion over the use of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. We expect to use the net proceeds from this offering for general corporate purposes, including capital expenditures and working capital, which may in the future include investments in, or acquisitions of, businesses, services or technologies that management deems to likely be complementary. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. As such, our management could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock. See the section titled “Use of Proceeds” for additional information.

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon completion of this offering, our executive officers, directors and principal stockholders will beneficially own, in the aggregate, approximately     % of our outstanding common stock. As a result, such persons, acting together, will have the ability to control our management and affairs and substantially all matters submitted to our stockholders for approval, including the election and removal of directors and approval of any significant transaction. These persons will also have the ability to control our management and business affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

Future sales of shares by existing stockholders could cause our stock price to decline.

Upon completion of this offering, there will be              shares of our common stock outstanding. Of these,              shares are being sold in this offering (or              shares, if the underwriters exercise their option to purchase additional shares in full). Only              shares will be freely tradable immediately after this offering and the remaining outstanding shares may be sold upon expiration of lock-up agreements 180 days after the date of this prospectus (subject in some cases to volume limitations). In addition, as of June 30, 2012, we had outstanding options to purchase 67,861,015 shares of common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons and investment funds. Sales by these stockholders or optionholders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, certain holders of shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our 2000 Plan and our 2012 Plan. Effective upon the effectiveness of this registration statement, an aggregate of              shares of our common stock will be reserved for future issuance under our 2012 Plan, plus any shares which are forfeited, cancelled or terminated (other than by exercise) under our 2000 Plan. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See the section titled “Shares Eligible for Future Sale” for additional information.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not intend to pay dividends on our common stock and therefore any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the value of their stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering may delay or prevent an acquisition of us or a change in our management. These provisions include:

•

authorizing “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock, which would increase the number of outstanding shares and could thwart a takeover attempt;

•	a classified board of directors whose members can only be dismissed for cause;

•	the prohibition on actions by written consent of our stockholders;

•	the limitation on who may call a special meeting of stockholders;

•	the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•	the requirement of at least % of the outstanding capital stock to amend any of the foregoing second through fifth provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, it is possible to identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “continue,” “could,” “estimates,” “expects,” “future,” “intends,” “likely,” “may,” “plans,” “potential,” “predicts,” “projects,” “seek,” “should,” “target” or “will,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our financial performance, including our revenues, costs, expenditures, growth rates, operating expenses and ability to generate positive cash flow to attain and sustain profitability;

•	anticipated technology trends, such as the use of cloud solutions;

•	our ability to adapt to changing market conditions;

•	economic and financial conditions, including volatility in foreign exchange rates;

•	our ability to attract and retain customers;

•	our ability to diversify our sources of revenues;

•	the effects of increased competition in our market;

•	our ability to effectively manage our growth;

•	our anticipated investments in sales and marketing and research and development;

•	maintaining and expanding our relationships with channel partners;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to successfully enter new markets and manage our international expansion; and

•	other factors discussed in this prospectus in the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

We caution that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

Investors should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot provide assurance that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and investors should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including independent industry publications, including those generated by Gartner, Inc., IDC, Fortune and Forbes, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our solutions. These data involve a number of assumptions and limitations, and investors are cautioned not to give undue weight to such estimates. We believe the market position, market opportunity and market size information included in this prospectus is generally reliable, and the conclusions contained in the third-party information are reasonable. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner Report described herein represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

The sources of the industry and market data contained in this prospectus are provided below:

(1)	IDC, Worldwide Software as a Service 2011 – 2015 Forecast and 2010 Vendor Shares, Robert P. Mahowald, August 2011.

(2)	IDC, Worldwide Security and Vulnerability Management 2011 – 2015 Forecast and 2010 Vendor Shares, Charles J. Kolodgy, November 2011.

(3)	IDC, Worldwide Cloud Security 2011 – 2015 Forecast: A Comprehensive Look at the Cloud/Security Ecosystem, Phil Hochmuth, Sally Hudson, John Grady, Christian A. Christiansen, Charles J. Kolodgy, December 2011.

(4)	Gartner, Gartner Survey: PCI Compliance Activity Shifts Downstream as Aggressive Enforcement Continues, Avivah Litan, June 2011.

(5)	Fortune, The Fortune 500, May 2012.

(6)	Forbes, The Forbes Global 2000, April 2012.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our common stock in this offering will be approximately $         million, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds would be approximately $         million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us of this offering by approximately $         million, assuming the number of shares offered by us, as listed on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase (decrease) of one million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The principal purposes of this offering are to obtain additional capital and increase our financial flexibility, improve our visibility in the marketplace, create a public market for our common stock and facilitate our future access to the public equity markets.

We currently intend to use the net proceeds that we receive from this offering for capital expenditures, working capital and other general corporate purposes, which may include hiring additional personnel and investing in sales and marketing and research and development. In addition, we expect to spend approximately $20.0 million through December 31, 2013 for capital expenditures, primarily related to infrastructure to support the anticipated growth in our business. We may also use a portion of the net proceeds that we receive from this offering to acquire or invest in complementary businesses, technologies, or other assets. We have not entered into any agreements or commitments with respect to any acquisitions or investments at this time.

We cannot specify with certainty all of the particular uses of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development, the level of our sales and marketing activities, and our technology investments and acquisitions. Our management also has discretion over many of these factors. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government. We cannot predict whether the invested proceeds will yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings to fund business development and growth, and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and our capitalization as of June 30, 2012 on:

•	an actual basis;

•

a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 175,973,235 shares of our common stock, which conversion will take place upon the completion of this offering as if such conversion had occurred on June 30, 2012; and

•

a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above, the receipt of $             in net proceeds from the sale of              shares of common stock by us in this offering, based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the filing and effectiveness of our amended and restated certificate of incorporation in Delaware.

The pro forma as adjusted information set forth below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes that are included elsewhere in this prospectus.

	As of June 30, 2012
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash	$28,459	$28,459	$

Capital lease obligations	$3,131	$3,131		$3,131
Convertible preferred stock, $0.001 par value:
176,400,000 shares authorized, 175,973,235 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma or pro forma as adjusted	63,873	—		—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value:
no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma or pro forma as adjusted	—	—		—
Common stock, $0.001 par value:
299,900,000 shares authorized, 57,539,335 shares issued and outstanding, actual; 299,900,000 shares authorized, 233,512,570 shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	57	233
Additional paid-in capital	15,661	79,358
Accumulated other comprehensive loss	(1,042)	(1,042)
Accumulated deficit	(76,934)	(76,934)

Total stockholders’ equity (deficit)	(62,258)	1,615

Total capitalization	$4,746	$4,746	$

If the underwriters exercise their over-allotment option in full, pro forma as adjusted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization as of June 30, 2012 would be $         million, $         million, $         million and $         million, respectively.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The pro forma and pro forma as adjusted columns in the table above exclude the following:

•

67,861,015 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of June 30, 2012, with a weighted-average exercise price of $0.42 per share;

•	7,966,243 shares of our common stock reserved for future issuance pursuant to our 2000 Plan; and

•

                 shares of our common stock reserved for future issuance pursuant to our 2012 Plan, which will become effective upon completion of this offering, and which will contain provisions that automatically increase its share reserve each year.

DILUTION

An investment in our common stock in this offering will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. As of June 30, 2012, our pro forma net tangible book value was approximately $(1.7) million, or $(0.01) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of June 30, 2012, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 175,973,235 shares of common stock, which conversion will take effect upon the completion of this offering.

After giving effect to the sale by us of          shares of our common stock in this offering at our assumed initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2012 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares of common stock in this offering at the assumed initial public offering price.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of June 30, 2012	$(0.01)
Increase in pro forma net tangible book value per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering		$

Dilution in pro forma net tangible book value per share to new investors in this offering		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share to new investors by $        , and would increase (decrease) dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase common stock or convertible preferred stock are exercised, new investors will experience further dilution.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering would be $         per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $         per share.

The following table presents on a pro forma as adjusted basis as of June 30, 2012, after giving effect to the conversion of all outstanding shares of convertible preferred stock into common immediately prior to the completion of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of common stock and convertible preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at an assumed offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New public investors

Total		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. In addition, to the extent any outstanding options to purchase common stock are exercised, new investors will experience further dilution.

Sales of shares of common stock by the selling stockholders in this offering will reduce the number of shares of common stock held by existing stockholders to                 , or approximately     % of the total shares of common stock outstanding after this offering, and will increase the number of shares held by new investors to                 , or approximately     % of the total shares of common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on the 233,512,570 shares of common stock outstanding as of June 30, 2012, and excludes:

•

67,861,015 shares of our common stock issuable upon the exercise of options to purchase common stock that were outstanding as of June 30, 2012, with a weighted-average exercise price of $0.42 per share;

•	7,966,243 shares of our common stock reserved for future issuance pursuant to our 2000 Plan; and

•

                 shares of our common stock reserved for future issuance pursuant to our 2012 Plan, which will become effective upon completion of this offering, and which will contain provisions that automatically increase its share reserve each year.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

We derived the selected consolidated statements of operations data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements not included in this prospectus. We derived the selected consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and the selected consolidated balance sheet data as of June 30, 2012 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments, which consist only of normal recurring adjustments, that are necessary for a fair presentation of our consolidated statements of operations data for the six months ended June 30, 2011 and 2012 and our consolidated balance sheet data as of June 30, 2012. Our historical results are not necessarily indicative of the results that may be expected in the future, and the results for the six months ended June 30, 2012 are not necessarily indicative of operating results to be expected for the full year or any other period.

The following selected consolidated financial and other data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010(3)	2011	2011	2012
				(restated)		(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenues	$39,492	$50,258	$57,425	$65,432	$76,212	$36,185	$43,381
Cost of revenues(1)	7,474	9,540	10,692	11,204	13,247	5,899	8,789

Gross profit	32,018	40,718	46,733	54,228	62,965	30,286	34,592
Operating expenses:
Research and development(1)	8,739	11,705	13,377	15,780	19,633	9,758	10,249
Sales and marketing(1)	19,818	22,830	24,782	29,056	31,526	14,312	19,030
General and administrative(1)	4,998	6,670	7,455	8,183	8,900	4,261	5,657

Total operating expenses	33,555	41,205	45,614	53,019	60,059	28,331	34,936

Income (loss) from operations	(1,537)	(487)	1,119	1,209	2,906	1,955	(344)
Other income (expense), net:
Interest expense	(245)	(263)	(180)	(186)	(204)	(117)	(115)
Interest income	200	85	10	3	14	6	1
Other income (expense), net	219	(176)	130	(383)	(346)	519	(104)

Total other income (expense), net	174	(354)	(40)	(566)	(536)	408	(218)

Income (loss) before provision for (benefit from) income taxes	(1,363)	(841)	1,079	643	2,370	2,363	(562)
Provision for (benefit from) income taxes	25	23	220	(204)	416	210	0

Net income (loss)	$(1,388)	$(864)	$859	$847	$1,954	$2,153	$(562)

Net income (loss) attributable to common stockholders	$(1,388)	$(864)	$171	$179	$436	$471	$(562)

Net income (loss) per share attributable to common stockholders:(2)
Basic	$(0.04)	$(0.02)	$0.00	$0.00	$0.01	$0.01	$(0.01)

Diluted	$(0.04)	$(0.02)	$0.00	$0.00	$0.01	$0.01	$(0.01)

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010(3)	2011	2011	2012
				(restated)		(unaudited)
	(in thousands, except per share data)
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders:(2)
Basic	36,880	41,439	43,995	47,057	50,529	49,322	53,921

Diluted	36,880	41,439	228,044	235,617	241,936	240,881	53,921

Pro forma net income (loss) per share attributable to common stockholders (unaudited):(2)
Basic					$0.01		$(0.00)

Diluted					$0.01		$(0.00)

Weighted-average shares used in computing pro forma net income (loss) per share attributable to common stockholders (unaudited):(2)
Basic					226,432		229,894

Diluted					241,936		229,894

	As of December 31,					As of June 30, 2012
	2007	2008	2009	2010(3)	2011(3)
				(restated)	(restated)	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,400	$7,655	$9,949	$15,010	$24,548	$28,459
Total assets	23,259	27,932	34,244	44,360	68,789	73,963
Deferred revenues, current	25,512	29,019	33,266	37,811	46,717	48,999
Deferred revenues, noncurrent	1,573	1,090	1,864	1,734	4,713	5,510
Convertible preferred stock	63,745	63,745	63,745	63,745	63,873	63,873
Total stockholders’ equity (deficit)	(74,574)	(74,310)	(72,740)	(69,401)	(64,424)	(62,258)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
						(unaudited)
	(in thousands)
Cost of revenues	$23	$49	$47	$80	$143	$52	$127
Research and development	75	227	315	359	499	222	317
Sales and marketing	114	218	284	467	578	234	507
General and administrative	277	309	474	964	927	454	605

Total stock-based compensation	$489	$803	$1,120	$1,870	$2,147	$962	$1,556

(2)

See Notes 1 and 12 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted income (loss) per share attributable to common stockholders and pro forma income (loss) per share attributable to common stockholders.

(3)

We have restated our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the restatement.

Other Financial Data (unaudited):

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

	Four Quarters Ended
	December 31,					June 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands)
Four-Quarter Bookings	$44,693	$53,765	$61,672	$69,977	$85,118	$75,688	$94,046

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands)
Adjusted EBITDA	$1,503	$3,677	$6,162	$7,648	$10,426	$5,476	$4,758

Non-GAAP Financial Measures

Four-Quarter Bookings

We monitor Four-Quarter Bookings, a non-GAAP financial measure, which is calculated as revenues for the preceding four quarters plus the change in current deferred revenues for the same period. We believe this metric provides an additional tool for investors to use in assessing our business performance in a way that more fully reflects current business trends than reported revenues and reduces the variations in any particular quarter caused by customer subscription renewals. We believe Four-Quarter Bookings reflects the material sales trends for our business because it includes sales of subscriptions to new customers, as well as subscription renewals and upsells of additional subscriptions to existing customers. Since over 80% of our subscriptions are one year in length, we use current deferred revenues in this metric in order to focus on revenues to be generated over the next four quarters and to exclude the impact of multi-year subscriptions. Under our revenue recognition policy, we record subscription fees as deferred revenues and recognize revenues ratably over the subscription periods. For this reason, substantially all of our revenues for a period are typically generated from subscriptions commencing in prior periods. In addition, subscription renewals may vary during the year based on the date of our customers’ original subscriptions, customer requests to modify subscription periods, or other factors.

The following unaudited table presents the reconciliation of revenues to Four-Quarter Bookings for the four quarters ended December 31, 2007, 2008, 2009, 2010 and 2011, and June 30, 2011 and 2012.

	Four Quarters Ended
	December 31,					June 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands)
Revenues	$39,492	$50,258	$57,425	$65,432	$76,212	$70,130	$83,408
Deferred revenues, current
Beginning of the Four-Quarter Period	20,311	25,512	29,019	33,266	37,811	32,803	38,361
Ending	25,512	29,019	33,266	37,811	46,717	38,361	48,999

Net change	5,201	3,507	4,247	4,545	8,906	5,558	10,638

Four-Quarter Bookings	$44,693	$53,765	$61,672	$69,977	$85,118	$75,688	$94,046

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. We calculate Adjusted EBITDA as net income (loss) before (1) other (income) expense, net, which includes interest income, interest expense and other income and expense, (2) provision for (benefit from) income taxes, (3) depreciation and amortization of property and equipment, (4) amortization of intangible assets and (5) stock-based compensation.

The following unaudited table presents the reconciliation of net income (loss) to Adjusted EBITDA for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012.

	Year Ended December 31,					Six Months Ended June 30,
	2007	2008	2009	2010(1)	2011	2011	2012
	(restated)
	(in thousands)
Net income (loss)	$(1,388)	$(864)	$859	$847	$1,954	$2,153	$(562)
Other (income) expense, net	(174)	354	40	566	536	(408)	218
Provision for (benefit from) income taxes	25	23	220	(204)	416	210	0
Depreciation and amortization of property and equipment	2,510	3,317	3,868	4,400	4,939	2,345	3,327
Amortization of intangible assets	41	44	55	169	434	214	219
Stock-based compensation	489	803	1,120	1,870	2,147	962	1,556

Adjusted EBITDA	$1,503	$3,677	$6,162	$7,648	$10,426	$5,476	$4,758

(1)

We have restated our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the restatement.

Limitations of Four-Quarter Bookings and Adjusted EBITDA

Four-Quarter Bookings and Adjusted EBITDA, non-GAAP financial measures, have limitations as analytical tools, and should not be considered in isolation from or as a substitute for the measures presented in accordance with U.S. GAAP. Some of these limitations are:

•

Four-Quarter Bookings reflects the amount of revenues over a four-quarter period, plus the net change in the current portion of deferred revenues, while revenues are recognized ratably over the subscription periods;

•	Adjusted EBITDA does not reflect certain cash and non-cash charges that are recurring;

•	Adjusted EBITDA does not reflect income tax payments that reduce cash available to us;

•

Adjusted EBITDA excludes depreciation and amortization of property and equipment and, although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	Other companies, including companies in our industry, may calculate Four-Quarter Bookings or Adjusted EBITDA differently or not at all, which reduces their usefulness as a comparative measure.

Because of these limitations, Four-Quarter Bookings and Adjusted EBITDA should be considered alongside other financial performance measures, including revenues, net income (loss) and our financial results presented in accordance with U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the section titled “Selected Consolidated Financial and Other Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from our expectations. Factors that could cause such differences include, but are not limited to, those described in the section titled “Risk Factors” and elsewhere in this prospectus.

Overview

We are a pioneer and leading provider of cloud security and compliance solutions that enable organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber attacks and achieve compliance with internal policies and external regulations. Our cloud solutions address the growing security and compliance complexities and risks that are amplified by the dissolving boundaries between internal and external IT infrastructures and web environments, the rapid adoption of cloud computing and the proliferation of geographically dispersed IT assets. Our integrated suite of security and compliance solutions delivered on our QualysGuard Cloud Platform enable our customers to identify their IT assets, collect and analyze large amounts of IT security data, discover and prioritize vulnerabilities, recommend remediation actions and verify the implementation of such actions. Organizations use our integrated suite of solutions delivered on our QualysGuard Cloud Platform to cost-effectively obtain a unified view of their security and compliance posture across globally-distributed IT infrastructures.

We were founded in December 1999 with a vision of transforming the way organizations secure and protect their IT infrastructure and applications and initially launched our first cloud solution, QualysGuard Vulnerability Management, in 2000. This solution has provided the substantial majority of our revenues to date. As this solution gained acceptance, we introduced new solutions to help customers manage increasing IT security and compliance requirements. In 2006, we added our PCI Compliance solution, and in 2008, we added our Policy Compliance solution. In 2009, we broadened the scope of our cloud services by adding Web Application Scanning. We continued our expansion in 2010, launching Malware Detection Service and Qualys SECURE Seal for automated protection of websites.

We provide our solutions through a software-as-a-service model, primarily with renewable annual subscriptions. These subscriptions require customers to pay a fee in order to access our cloud solutions. We invoice our customers for the entire subscription amount at the start of the subscription term, and the invoiced amounts are treated as deferred revenues and are recognized ratably over the term of each subscription. Historically, we have experienced significant revenue growth from existing customers as they renew and purchase additional subscriptions. Our revenues from customers existing at or prior to the beginning of 2010 grew $3.1 million to $60.5 million in 2010, and our revenues from customers existing at or prior to the beginning of 2011 grew $5.8 million to $71.2 million in 2011. Revenues from customers existing at or prior to June 30, 2011 grew $2.1 million to $38.3 million during the six months ended June 30, 2012. We expect this trend to continue.

We market and sell our solutions to enterprises, government entities and to small and medium size businesses across a broad range of industries, including education, financial services, government, healthcare, insurance, manufacturing, media, retail, technology and utilities. As of June 30, 2012, we had over 5,800 customers in more than 100 countries, including a majority of each of the Forbes Global 100 and Fortune 100. In each of 2009, 2010 and 2011, no one customer accounted for more than 10% of our revenues. In 2009, 2010, 2011 and the six months ended June 30, 2012, approximately 69%, 67%, 67% and 67%, respectively, of our revenues were derived from customers in the United States. We sell our solutions to enterprises and government entities primarily through our field sales force and to small and medium-sized businesses through our inside sales force. We generate a significant portion of sales through our channel partners, including managed service providers, value-added resellers and consulting firms in the United States and internationally.

We have had strong revenue growth over the past three years. Our revenues increased from $57.4 million in 2009 to $65.4 million in 2010 to $76.2 million in 2011, and reached $43.4 million for the six months ended June 30, 2012, compared to $36.2 million in the six months ended June 30, 2011, representing period-over-period increases of $8.0 million, $10.8 million, and $7.2 million, or 14%, 16% and 20%, respectively. We generated net income of $0.9 million in 2009, $0.8 million in 2010 and $2.0 million in 2011. For the six months ended June 30, 2012, we had a net loss of $0.6 million compared to net income of $2.2 million for the six months ended June 30, 2011.

Key Factors Affecting Our Business

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to expand our customer base, expand adoption of our solutions and successfully invest in our growth. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges that we must successfully address in order to sustain the growth of our business and improve our operating results.

Expanding our Customer Base

Our growth depends on our ability to retain existing customers and attract new customers. Our customer base has grown as the market for cloud solutions for IT security and compliance expanded, as we have increased market awareness of our company and solutions, as we have introduced new solutions and as a result of the efforts of our sales force. However, the market for cloud solutions for IT security and compliance is at an early stage, and may not continue to grow as we expect. In addition, we have a limited operating history, particularly in certain markets and solution offerings, and we will need to continue to enhance market awareness of our IT security and compliance solutions. We must also continue to successfully introduce new solutions. In addition, we must continue to effectively leverage our sales force to expand the adoption of our solutions by existing customers and new customers. If we fail to do one or more of the foregoing, we may not be able to attract new customers, or existing customers may not renew their subscriptions or purchase additional solutions, which could cause our revenues to grow more slowly than expected, if at all.

Expanding Adoption of our Solutions

We derived 96%, 92%, 90% and 88% of our revenues in 2009, 2010, 2011 and the six months ended June 30, 2012, respectively, from subscriptions to our QualysGuard Vulnerability Management solution, and we expect to continue to derive a significant majority of our revenues from sales of subscriptions to this solution for the foreseeable future. We will need to increase the revenues that we derive from our current and future solutions other than QualysGuard Vulnerability Management for our business and revenues to grow as we expect. Revenues from our other solutions, including our Web Application Scanning, Policy Compliance, PCI Compliance, Malware Detection Service and Qualys SECURE Seal, have been relatively modest compared to revenues from our QualysGuard Vulnerability Management solution. Our ability to successfully introduce new solutions in the future, and generate significant revenue from solutions other than QualysGuard Vulnerability Management, will depend upon a number of factors, some of which are beyond our control, including anticipating market needs and opportunities, developing new solutions that address those needs and opportunities, market awareness of our company and our new solutions, government regulations, industry standards, the market for IT spending and economic conditions. The foregoing factors, among others, will impact our ability to sell subscriptions of additional solutions to existing and new customers. If we are unable to sell subscriptions of additional solutions to existing and new customers, our operating results would be harmed.

Investing in Growth

In order to grow our business we must continue to invest in our platform and solutions, people and infrastructure, which will likely result in higher operating expenses and capital expenditures. We plan to continue to invest in research and development to enhance our platform and solutions and develop new security and compliance solutions. Our revenue growth also depends on our ability to expand our sales force domestically and internationally. We expect to invest in hiring, training and retaining qualified personnel, and it may take a significant amount of time for new hires to become productive. We also plan to continue to expand our infrastructure to provide the capacity required to drive future revenue growth. We intend to add additional data center facilities in 2013, to provide additional capacity for our cloud platform and enable disaster recovery. These investments will increase our expenses, and if we are unable to generate additional revenues, our operating results may be harmed.

Key Metrics

In addition to measures of financial performance presented in our consolidated financial statements, we monitor the key metrics set forth below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts, and assess operational efficiencies.

Four-Quarter Bookings

We monitor Four-Quarter Bookings, a non-GAAP financial measure, which is calculated as revenues for the preceding four quarters plus the change in current deferred revenues for the same period. We believe this metric provides an additional tool for investors to use in assessing our business performance in a way that more fully reflects current business trends than reported revenues and reduces the variations in any particular quarter caused by customer subscription renewals. We believe Four-Quarter Bookings reflects the material sales trends for our business because it includes sales of subscriptions to new customers, as well as subscription renewals and upsells of additional subscriptions to existing customers. Since over 80% of our subscriptions are one year in length, we use current deferred revenues in this metric in order to focus on revenues to be generated over the next four quarters and to exclude the impact of multi-year subscriptions. Under our revenue recognition policy, we record subscription fees as deferred revenues and recognize revenues ratably over the subscription periods. For this reason, substantially all of our revenues for a period are typically generated from subscriptions commencing in prior periods. In addition, subscription renewals may vary during the year based on the date of our customers’ original subscriptions, customer requests to modify subscription periods or other factors. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a reconciliation of revenues to Four-Quarter Bookings.

	Four Quarters Ended
	December 31,			June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Four-Quarter Bookings	$61,672	$69,977	$85,118	$75,688	$94,046
Percentage change from prior year period	15%	13%	22%	15%	24%

Adjusted EBITDA

We monitor Adjusted EBITDA, a non-GAAP financial measure, to analyze our financial results and believe that it is useful to investors, as a supplement to U.S. GAAP measures, in evaluating our ongoing operational performance and enhancing an overall understanding of our past financial performance. We believe that Adjusted EBITDA helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that we exclude in Adjusted EBITDA. Furthermore, we use this measure to establish budgets and operational goals for managing our business and evaluating our performance. We also believe that Adjusted EBITDA provides an additional tool for investors to use in comparing our recurring core business operating results over multiple periods with other companies in our industry.

Adjusted EBITDA should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. We calculate Adjusted EBITDA as net income (loss) before (1) other (income) expense, net, which includes interest income, interest expense and other income and expense, (2) provision for (benefit from) income taxes, (3) depreciation and amortization of property and equipment, (4) amortization of intangible assets and (5) stock-based compensation. See the section titled “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for a reconciliation of net income (loss) to Adjusted EBITDA.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
	(in thousands)
Adjusted EBITDA	$6,162	$7,648	$10,426	$5,476	$4,758
Percentage of revenues	11%	12%	14%	15%	11%

Key Components of Results of Operations

Revenues

We derive revenues from the sale of subscriptions to our security and compliance solutions, which are delivered on our cloud platform. We generate the substantial majority of our revenues through the sale of subscriptions to our QualysGuard Vulnerability Management solution, and we have a growing number of customers who have purchased our additional solutions. Subscriptions to our solutions allow customers to access our cloud security and compliance solutions through a unified, web-based interface. Customers generally enter into one year renewable subscriptions. The subscription fee entitles the customer to an unlimited number of scans for a specified number of networked devices or web applications and, if requested by a customer as part of their subscription, a specified number of physical or virtual scanner appliances. Our physical and virtual scanner applicances are requested by certain customers as part of their subscriptions in order to scan IT infrastructures within their firewalls and do not function without, and are not sold separately from, subscriptions for our solutions. Customers are required to return physical scanner appliances if they do not renew their subscriptions.

We typically invoice our customers for the entire subscription amount at the start of the subscription term. Invoiced amounts are reflected on our consolidated balance sheet as accounts receivable or as cash when collected, and as deferred revenues until earned and recognized ratably over the subscription period. Accordingly, deferred revenues represents the amount billed to customers that has not yet been earned or recognized as revenues, pursuant to subscriptions entered into in current and prior periods.

Cost of Revenues

Cost of revenues consists primarily of personnel expenses, comprised of salaries, benefits, performance-based compensation and stock-based compensation, for employees who operate our data centers and provide support services to our customers. Other expenses include depreciation of data center equipment and physical scanner appliances provided to certain customers as part of their subscriptions, expenses related to the use of third-party data centers, amortization of third-party technology licensing fees, fees paid to contractors who supplement or support our operations center personnel and overhead allocations. We expect to make significant capital investments to expand our data center operations, which will increase the cost of revenues in absolute dollars.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, comprised of salaries, benefits, performance-based compensation and stock-based compensation, for our research and development teams. Other expenses include third-party contractor fees, amortization of intangibles related to prior acquisitions and overhead allocations. All research and development costs are expensed as incurred. We expect to continue to devote substantial resources to research and development in an effort to continuously improve our existing solutions as well as develop new solutions and expect that research and development expenses will increase in absolute dollars.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel expenses, comprised of salaries, benefits, sales commissions, performance-based compensation and stock-based compensation for our worldwide sales and marketing teams. Other expenses include marketing and promotional events, lead-generation marketing programs, public relations, travel and overhead allocations. All costs are expensed as incurred, including sales commissions. Sales commissions are expensed in the quarter in which the related order is received and are paid in the month subsequent to the end of that quarter, which results in increased expenses prior to the recognition of related revenues. Our new sales personnel are typically not immediately productive, and the resulting increase in sales and marketing expenses we incur when we add new personnel may not result in increased revenues if these new sales personnel fail to become productive. The timing of our hiring of sales personnel and the rate at which they generate incremental revenues may affect our future operating results. We expect that sales and marketing expenses will increase in absolute dollars.

General and Administrative

General and administrative expenses consist primarily of personnel expenses, comprised of salaries, benefits, performance-based compensation and stock-based compensation, for our executive, finance and accounting, legal, human resources and internal information technology support teams as well as professional services fees and overhead allocations. We anticipate that we will incur additional expenses for personnel and for professional services, including auditing and legal services, insurance and other corporate governance-related expenses, including compliance with Section 404 of the Sarbanes-Oxley Act, related to operating as a public company. We expect that general and administrative expenses will increase in absolute dollars, especially in the near term, as we continue to add personnel to support our growth and operate as a public company.

Other Income (Expense), Net

Our other income (expense), net consists primarily of interest expense associated with our capital leases and foreign exchange gains and losses, the majority of which result from fluctuations between the U.S. dollar and the Euro, British pound and Japanese yen.

Provision for (Benefit from) Income Taxes

Our provision for (benefit from) income taxes consists primarily of corporate income taxes resulting from profits generated in foreign jurisdictions by wholly-owned subsidiaries, along with state income taxes payable in the United States. The provision for (benefit from) income taxes also includes changes to unrecognized tax benefits related to uncertain tax positions.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax impact of timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period when the statutory rate change is enacted into law.

As a result of our current net operating loss position in the United States, we maintain a full valuation allowance on our U.S. federal and state deferred tax assets. Our cash tax expense is impacted by each jurisdiction’s individual tax rates, laws on timing of recognition of income and deductions and availability of net operating losses and tax credits. Given the full valuation allowance and sensitivity of current cash taxes to local rules, our effective tax rate fluctuates significantly on an annual basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

Results of Operations

The following tables set forth selected consolidated statements of operations data for each of the periods presented.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010(2)	2011	2011	2012
		(restated)		(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Revenues	$57,425	$65,432	$76,212	$36,185	$43,381
Cost of revenues(1)	10,692	11,204	13,247	5,899	8,789

Gross profit	46,733	54,228	62,965	30,286	34,592
Operating expenses:
Research and development(1)	13,377	15,780	19,633	9,758	10,249
Sales and marketing(1)	24,782	29,056	31,526	14,312	19,030
General and administrative(1)	7,455	8,183	8,900	4,261	5,657

Total operating expenses	45,614	53,019	60,059	28,331	34,936

Income (loss) from operations	1,119	1,209	2,906	1,955	(344)
Other income (expense), net	(40)	(566)	(536)	408	(218)

Income (loss) before provision for (benefit from) income taxes	1,079	643	2,370	2,363	(562)
Provision for (benefit from) income taxes	220	(204)	416	210	0

Net income (loss)	$859	$847	$1,954	$2,153	$(562)

(1)	Includes stock-based compensation as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cost of revenues	$47	$80	$143	$52	$127
Research and development	315	359	499	222	317
Sales and marketing	284	467	578	234	507
General and administrative	474	964	927	454	605

Total stock-based compensation	$1,120	$1,870	$2,147	$962	$1,556

(2)

We have restated our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the restatement.

The following table sets forth selected consolidated statements of operations data for each of the periods presented as a percentage of revenues.

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010(1)	2011	2011	2012
		(restated)		(unaudited)
	(percentage of revenues)
Revenues	100%	100%	100%	100%	100%
Cost of revenues	19	17	17	16	20

Gross profit	81	83	83	84	80
Operating expenses:
Research and development	23	24	26	27	24
Sales and marketing	43	44	41	40	44
General and administrative	13	13	12	11	13

Total operating expenses	79	81	79	78	81

Income (loss) from operations	2	2	4	6	(1)
Other income (expense), net	0	(1)	(1)	1	0

Income (loss) before provision for (benefit from) income taxes	2	1	3	7	(1)
Provision for (benefit from) income taxes	1	0	0	1	0

Net income (loss)	1%	1%	3%	6%	(1)%

(1)

We have restated our consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in our 2010 provision for income taxes. The restatement relates to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding the restatement.

Comparison of Six Months Ended June 30, 2011 and 2012

Revenues

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
Revenues	$36,185	$43,381	$7,196	20%

Revenues increased $7.2 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011. Revenues from customers existing at or prior to June 30, 2011 grew $2.1 million to $38.3 million during the six months ended June 30, 2012 due to increased subscriptions. Subscriptions from new customers added in the twelve months ended June 30, 2012 contributed $5.1 million to the increase in revenues. Of the total increase of $7.2 million, $4.8 million was from customers in the United States and the remaining $2.4 million was from customers in foreign countries. The growth in revenues reflects increased demand for our solutions.

Cost of Revenues

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
Cost of revenues	$5,899	$8,789	$2,890	49%
Percentage of revenues	16%	20%
Gross profit percentage	84%	80%

Cost of revenues increased $2.9 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to $1.0 million of higher depreciation expenses related to additional data center equipment, third-party software and physical scanner appliances deployed to customers, increased personnel expenses of $0.9 million, principally driven by the addition of employees in our operations team, and increased third-party software maintenance expense of $0.5 million.

Research and Development Expenses

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
Research and development	$9,758	$10,249	$491	5%
Percentage of revenues	27%	24%

Research and development expenses increased $0.5 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to an increase in personnel expenses of $0.6 million, principally driven by the addition of employees as we continue to invest in enhancing our platform and developing new solutions.

Sales and Marketing Expenses

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
Sales and marketing	$14,312	$19,030	$4,718	33%
Percentage of revenues	40%	44%

Sales and marketing expenses increased $4.7 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to an increase in personnel expenses of $2.9 million, principally driven by the addition of employees as we continue to expand our domestic and international sales and marketing efforts, and higher sales commissions as a result of higher bookings, increased travel and related expense of $0.6 million and increased marketing expenses of $0.5 million due to a higher level of trade show and marketing activities.

General and Administrative Expenses

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
General and administrative	$4,261	$5,657	$1,396	33%
Percentage of revenues	11%	13%

General and administrative expenses increased $1.4 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to an increase in personnel expenses of $0.8 million, principally driven by the addition of employees to support the growth of our business and an increase in professional services expenses of $0.3 million.

Other Income (Expense), Net

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
Other income (expense), net	$408	$ (218)	$(626)	NM
Percentage of revenues	1%	0%

Other income (expense), net decreased $0.6 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to foreign exchange fluctuations in the Euro. The six months ended June 30, 2011 included $0.5 million of foreign currency exchange gains, compared to $0.1 million of foreign currency exchange losses in the six months ended June 30, 2012.

Provision for (Benefit from) Income Taxes

	Six Months Ended June 30,		Change
	2011	2012	$	%
	(unaudited)
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$210	0	$(210)	NM
Percentage of revenues	1%	0%

Provision for (benefit from) income taxes decreased $0.2 million in the six months ended June 30, 2012 compared to the six months ended June 30, 2011, primarily due to a reduction of the liability for uncertain tax positions of $0.1 million, resulting from closure of the 2008 to 2010 tax years upon completion of an income tax audit of our French subsidiary. The remaining decrease is a result of a pre-tax loss in the six months ended June 30, 2012 compared to pre-tax income in the six months ended June 30, 2011.

Comparison of Years Ended December 31, 2010 and 2011

Revenues

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
Revenues	$65,432	$76,212	$10,780	16%

Revenues increased $10.8 million in 2011 compared to 2010. Revenues from customers existing at or prior to December 31, 2010 grew $5.8 million to $71.2 million in 2011 due to increased subscriptions. Subscriptions from new customers added in 2011 contributed $5.0 million to the increase in revenues. Of the total increase of $10.8 million, $7.4 million was from customers in the United States and the remaining $3.4 million was from customers in foreign countries. The growth in revenues reflects increased demand for our solutions.

Cost of Revenues

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
Cost of revenues	$11,204	$13,247	$2,043	18%
Percentage of revenues	17%	17%
Gross profit percentage	83%	83%

Cost of revenues increased $2.0 million in 2011 compared to 2010, primarily due to $1.4 million of increased personnel expenses, principally driven by the addition of employees in our operations team and customer support team, and $0.6 million of higher depreciation expenses, principally driven by additional data center equipment and third-party software.

Research and Development Expenses

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
Research and development	$15,780	$19,633	$3,853	24%
Percentage of revenues	24%	26%

Research and development expenses increased $3.9 million in 2011 compared to 2010, primarily due to increased personnel expenses of $3.0 million, principally driven by the addition of employees and higher performance-based compensation, as we continued to invest in enhancing our platform and solutions, and developing new solutions, increased travel expenses of $0.3 million, and increased amortization expenses of $0.3 million as a result of the addition of intangible assets acquired through our acquisition of Nemean Networks, LLC, or Nemean, in 2010.

Sales and Marketing Expenses

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
Sales and marketing	$29,056	$31,526	$2,470	9%
Percentage of revenues	44%	41%

Sales and marketing expenses increased $2.5 million in 2011 compared to 2010, primarily due to increased personnel expenses of $1.5 million, principally driven by the addition of employees as we continued to expand our domestic and international sales and marketing efforts and higher sales commissions as a result of higher bookings, increased marketing program and event expenses of $0.5 million, and higher travel and related expenses of $0.3 million.

General and Administrative Expenses

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
General and administrative	$8,183	$8,900	$717	9%
Percentage of revenues	13%	12%

General and administrative expenses increased $0.7 million in 2011 compared to 2010, primarily due to increased personnel expenses of $0.3 million, principally driven by higher performance-based compensation, and higher administrative expenses of $0.3 million, primarily for additions of office equipment and third-party fees to support our growth.

Other Income (Expense), Net

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
Other income (expense), net	$(566)	$(536)	$30	5%
Percentage of revenues	1%	1%

Other income (expense), net was consistent in 2010 and 2011.

Provision for (Benefit from) Income Taxes

	Year Ended December 31,		Change
	2010	2011	$	%
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$(204)	$416	$620	NM
Percentage of revenues	0%	0%

Provision for (benefit from) income taxes increased $0.6 million in 2011 compared to 2010. Our benefit from income taxes in 2010 included a $0.4 million tax benefit resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary in 2010. Our provision for income taxes in 2011 also increased compared to 2010 due to an increase in pre-tax income related to international operations and state taxes, as we utilized net operating losses to offset federal income taxes in the United States.

Comparison of Years Ended December 31, 2009 and 2010

Revenues

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
Revenues	$57,425	$65,432	$8,007	14%

Revenues increased $8.0 million in 2010 compared to 2009. Revenues from customers existing at or prior to December 31, 2009 grew $3.1 million to $60.5 million in 2010 due to increased subscriptions. Subscriptions from new customers added in 2010 contributed $4.9 million to the increase in revenues. Of the total increase of $8.0 million, $3.8 million was from customers in the United States and the remaining $4.2 million was from customers in foreign countries. The growth in revenues reflects increased demand for our solutions.

Cost of Revenues

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
Cost of revenues	$10,692	$11,204	$512	5%
Percentage of revenues	19%	17%
Gross profit percentage	81%	83%

Cost of revenues increased $0.5 million in 2010 compared to 2009, primarily due to higher depreciation expenses principally driven by additional data center equipment, third-party software and physical scanner appliances provided to certain customers as part of their subscriptions.

Research and Development Expenses

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
Research and development	$13,377	$15,780	$2,403	18%
Percentage of revenues	23%	24%

Research and development expenses increased $2.4 million in 2010 compared to 2009, primarily due to an increase in personnel expenses of $2.0 million, principally driven by the addition of employees as we continued to invest in enhancing our platform and solutions and developing new solutions, as well as the addition of several new employees from the acquisition of Nemean in August 2010.

Sales and Marketing Expenses

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
Sales and marketing	$24,782	$29,056	$4,274	17%
Percentage of revenues	43%	44%

Sales and marketing expenses increased $4.3 million in 2010 compared to 2009, primarily due to increased personnel expenses of $2.3 million, principally driven by the addition of employees as we continued to expand our domestic and international sales and marketing efforts, increased marketing program and event expenses of $1.0 million and increased travel and related expenses of $0.4 million.

General and Administrative Expenses

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
General and administrative	$7,455	$8,183	$728	10%
Percentage of revenues	13%	13%

General and administrative expenses increased $0.7 million in 2010 compared to 2009, primarily due to an increase in personnel expenses of $0.4 million, principally driven by higher stock-based compensation expense, and higher professional services fees of $0.2 million.

Other Income (Expense), Net

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
Other income (expense), net	$(40)	$(566)	$(526)	NM
Percentage of revenues	0%	1%

Other income (expense), net increased $0.5 million in 2010 compared to 2009, primarily due to foreign currency exchange losses of $0.4 million in 2010 compared to foreign exchange gains of $0.1 million in 2009.

Provision for (Benefit from) income Taxes

	Year Ended December 31,		Change
	2009	2010	$	%
	(in thousands, except percentages)
Provision for (benefit from) income taxes	$220	$(204)	$(424)	NM
Percentage of revenues	1%	0%

Provision for (benefit from) income taxes decreased $0.4 million in 2010 compared to 2009 primarily due to a tax benefit of $0.4 million resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of our French subsidiary in 2010.

Quarterly Results of Operations Data

The following table sets forth our unaudited consolidated statements of operations data for each of the ten consecutive quarters through and including the period ended June 30, 2012, as well as the percentage of revenues for each line item shown. The unaudited quarterly consolidated statements of operations data set forth below have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, reflect all necessary adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of such data. Our historical results are not necessarily indicative of the results for the full year or any other period. This data should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012
					(unaudited)
	(in thousands)
Revenues	$15,367	$16,120	$16,689	$17,256	$17,690	$18,495	$19,375	$20,652	$21,191	$22,190
Cost of revenues(1)	2,605	2,914	2,681	3,004	2,873	3,026	3,225	4,123	4,160	4,629

Gross profit	12,762	13,206	14,008	14,252	14,817	15,469	16,150	16,529	17,031	17,561
Operating expenses:
Research and development(1)	3,856	3,708	3,961	4,255	4,764	4,994	4,922	4,953	5,101	5,148
Sales and marketing(1)	7,402	7,161	6,844	7,649	7,002	7,310	7,985	9,229	9,246	9,784
General and administrative(1)	2,241	2,026	1,851	2,065	2,214	2,047	2,249	2,390	2,814	2,843

Total operating expenses	13,499	12,895	12,656	13,969	13,980	14,351	15,156	16,572	17,161	17,775

Income (loss) from operations	(737)	311	1,352	283	837	1,118	994	(43)	(130)	(214)
Other income (expense), net	(370)	(452)	432	(176)	337	71	(461)	(483)	(77)	(141)

Income (loss) before provision for (benefit from) income taxes	(1,107)	(141)	1,784	107	1,174	1,189	533	(526)	(207)	(355)
Provision for (benefit from) income taxes	62	56	76	(398)	128	82	81	125	78	(78)

Net income (loss)	$(1,169)	$(197)	$1,708	$505	$1,046	$1,107	$452	$(651)	$(285)	$(277)

(1)	Includes stock-based compensation as follows:

Cost of revenues	$9	$19	$25	$27	$18	$34	$44	$47	$54	$73
Research and development	83	91	85	100	113	109	118	159	148	169
Sales and marketing	64	120	124	159	118	116	163	181	199	308
General and administrative	220	244	255	245	228	226	225	248	275	330

Total stock-based compensation	$376	$474	$489	$531	$477	$485	$550	$635	$676	$880

65

	Three Months Ended
	Mar. 31, 2010	Jun. 30, 2010	Sep. 30, 2010	Dec. 31, 2010	Mar. 31, 2011	Jun. 30, 2011	Sep. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	Jun. 30, 2012
					(unaudited)
	(percentage of revenues)
Revenues	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenues	17	18	16	17	16	16	17	20	20	21

Gross profit	83	82	84	83	84	84	83	80	80	79
Operating expenses:
Research and development	25	23	24	25	27	27	25	24	24	23
Sales and marketing	48	44	41	44	40	40	41	45	44	44
General and administrative	15	13	11	12	12	11	12	11	13	13

Total operating expense	88	80	76	81	79	78	78	80	81	80

Income (loss) from operations	(5)	2	8	2	5	6	5	0	(1)	(1)
Other income (expense), net	(2)	(3)	3	(1)	2	0	(2)	(2)	0	0

Income (loss) before provision for (benefit from) income taxes	(7)	(1)	11	1	7	6	3	(2)	(1)	(1)
Provision for (benefit from) income taxes	1	0	1	(2)	1	0	1	1	0	(0)

Net income (loss)	(8)%	(1)%	10%	3%	6%	6%	2%	(3)%	(1)%	(1)%

Cost of Revenues

Cost of revenues generally does not vary directly with changes in revenues, as costs of revenues primarily include on-going and regular costs of personnel, data center, depreciation expense and amortization of third-party technology license fees. Our quarterly trend generally reflects increases in cost of revenues as we add personnel and data center infrastructure and as depreciation expense increases due to purchases of computer hardware to support the expansion of our data centers. The increase in the three months ended December 31, 2010 was primarily due to increased costs incurred to improve our data centers. The increase in the three months ended December 31, 2011 was primarily due to significant capital expenditures, which resulted in higher depreciation expense. The increase in the three months ended June 30, 2012 was primarily due to increased personnel expenses driven by the addition of employees in our operations team, as well as smaller increases in data center costs, depreciation expense and amortization of third-party license fees due to our continued expansion of data center capabilities to support anticipated growth.

Operating Expenses

Research and Development

Research and development expenses generally increased in absolute dollars quarter over quarter as we continued to invest in developing new solutions, and continued to enhance our platform and existing solutions. We also continued to expand our research and development teams outside of the United States. The increases in the three months ended March 31, 2011 and June 30, 2011 were primarily due to increased personnel expenses during these quarters as a result of higher performance-based compensation.

Sales and Marketing

Sales and marketing expenses generally fluctuate from quarter to quarter due to the timing of sales, marketing events and related travel expenses. The significant increase in sales and marketing expenses in the three months ended December 31, 2011 was primarily due to increased sales compensation related to higher bookings in that quarter. The increase in the three months ended June 30, 2012 was primarily due to increased sales compensation related to higher bookings, the addition of employees and increased lead-generation marketing programs, as we continued to expand our domestic and international sales and marketing efforts.

General and Administrative

General and administrative expenses generally fluctuate from quarter to quarter due to the timing of certain professional services, such as accounting and legal, that are not incurred ratably throughout the year. The increase in the three months ended March 31, 2012 was primarily due to higher professional services fees and the addition of employees.

Net Income

We incurred net losses in each of the three months ended December 31, 2011, March 31, 2012 and June 30, 2012, primarily due to increased investments in our data centers and infrastructure, which resulted in higher depreciation expense and third-party license fees. Sales and marketing expenses also increased during these periods, primarily due to higher sales compensation for sales personnel and significant marketing events. We also incurred significant foreign currency exchange losses in the three months ended December 31, 2011. We incurred a benefit from income taxes in each of the three months ended December 31, 2010 and June 30, 2012, primarily resulting from reductions in the liability for uncertain tax positions due to the lapse of the statute of limitations or closure of tax years due to a completed audit of our French subsidiary.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through the proceeds from the issuance of our preferred stock, including $23.2 million invested by Philippe F. Courtot, our Chairman, President and Chief Executive Officer, and cash flows from operations. At June 30, 2012, our principal source of liquidity was cash of $28.5 million, including $1.3 million held outside of the United States by our foreign subsidiaries. We do not anticipate that we will need funds generated from foreign operations to fund our domestic operations. However, if we repatriate these funds, we could be subject to U.S. income taxes on such amounts, less previously paid foreign income taxes.

We have experienced positive cash flows from operations during each of 2009, 2010 and 2011 and the six months ended June 30, 2011 and 2012. We believe our existing cash and cash from operations will be sufficient to fund our operations for at least the next twelve months. We expect to spend approximately $20.0 million through December 31, 2013 for capital expenditures, primarily related to infrastructure to support the anticipated growth in our business. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of our spending on research and development efforts, international expansion and investment in data centers. We may also seek to invest in or acquire complementary businesses or technologies. To the extent that existing cash, cash from operations and net proceeds from this offering are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available on favorable terms or at all.

Cash Flows

The following summary of cash flows for the periods indicated has been derived from our consolidated financial statements included elsewhere in this prospectus:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cash provided by operating activities	$7,471	$9,896	$17,190	$9,660	$10,023
Cash used in investing activities	(3,889)	(4,261)	(7,499)	(1,702)	(5,989)
Cash provided by (used in) financing activities	(1,224)	(547)	(10)	56	(61)
Effect of exchange rates on cash	(64)	(27)	(143)	15	(62)

Net increase in cash	$2,294	$5,061	$9,538	$8,029	$3,911

Cash Flows from Operating Activities

In the six months ended June 30, 2012, operating activities provided $10.0 million in cash related to an increase of $3.1 million in deferred revenues, attributable to increased collections from customers and an increase in subscriptions exceeding one year and a decrease of accounts receivable of $2.3 million due to lower bookings in the second quarter compared to the fourth quarter of the prior year. These working capital increases were partially offset by a net loss of $0.6 million, adjusted by non-cash items such as depreciation and amortization of $3.5 million and stock-based compensation of $1.6 million.

In the six months ended June 30, 2011, operating activities provided $9.7 million in cash as a result of net income of $2.2 million, adjusted by non-cash items including depreciation and amortization of $2.6 million and stock-based compensation of $1.0 million. Working capital sources of cash were also related to an increase of $1.9 million in deferred revenues, attributable to the increased collections from customers and an increase in subscriptions exceeding one year and a $1.0 million increase in accounts payable and accrued liabilities primarily related to increased headcount and operations.

In 2011, operating activities provided $17.2 million in cash as a result of net income of $2.0 million, adjusted by non-cash items, including depreciation and amortization of $5.4 million and stock-based compensation of $2.1 million. Working capital sources of cash were related to an increase of $11.9 million in deferred revenues, attributable to increased collections from customers and subscriptions exceeding one year, a $4.1 million increase in accounts payable and accrued liabilities primarily related to increased headcount and operations, and a $1.7 million increase in other non-current liabilities related to obligations for multi-year maintenance and support agreements for third-party licensed technology. These sources of cash were partially offset by an increase of $6.7 million in accounts receivable due to the overall growth of our business as new bookings outpaced collections of existing receivables and a $3.8 million increase in prepaid expenses and other assets related to long-term maintenance contracts on third-party licensed technology.

In 2010, operating activities provided $9.9 million in cash as a result of net income of $0.8 million, adjusted by non-cash items, including depreciation and amortization of $4.6 million and stock-based compensation of $1.9 million. Working capital sources of cash were related to an increase of $4.4 million in deferred revenues, attributable to increased collections from customers. These sources of cash were partially offset by an increase of $1.2 million in accounts receivable due to the overall growth of our business.

In 2009, operating activities provided $7.5 million in cash as a result of net income of $0.9 million, adjusted by non-cash items, including depreciation and amortization of $3.9 million and stock-based compensation of $1.1 million. Working capital sources of cash were related to an increase of $5.0 million in deferred revenues, which was attributable to increased collections from customers. These sources of cash were partially offset by an increase of $3.1 million in accounts receivable due to the overall growth of our business and $0.5 million decrease in accounts payable and accrued liabilities due to timing of payments.

Cash Flows from Investing Activities

In the six months ended June 30, 2011 and 2012, we used $1.7 million and $6.0 million, respectively, of cash for capital expenditures, including computer hardware and software for our data centers to support our growth and development, and to purchase physical scanner appliances provided to certain customers as part of their subscriptions.

In 2009, 2010 and 2011, we used $3.9 million, $1.5 million and $7.5 million, respectively, of cash for capital expenditures, including computer hardware and software for our data centers to support our growth and development, to purchase physical scanner appliances provided to certain customers as part of their subscriptions and to purchase computer hardware provided to customers as part of their subscriptions. Additionally, in 2010, we used $2.8 million of cash for the acquisition of Nemean.

Cash Flows from Financing Activities

In the six months ended June 30, 2012, cash used in financing activities of $0.1 million was primarily attributable to repayments on our capital lease obligations of $1.3 million partially offset by $1.2 million of proceeds from the exercise of stock options.

In the six months ended June 30, 2011, cash provided by financing activities of $0.1 million was primarily attributable to $0.8 million of proceeds from the exercise of stock options and warrants, partially offset by repayments on our capital leases of $0.8 million.

In 2011, cash used in financing activities of $10,000 was primarily attributable to repayments on our capital lease obligations of $1.5 million partially offset by $1.5 million of proceeds from the exercise of stock options and warrants.

In 2010, cash used in financing activities of $0.5 million was primarily attributable to repayments on our capital lease obligations of $1.1 million partially offset by $0.6 million of proceeds from the exercise of stock options.

In 2009, cash used in financing activities of $1.2 million was primarily attributable to repayments on our capital lease obligations and notes payable of $1.4 million, offset by $0.2 million of proceeds from the exercise of stock options.

Line of Credit

In March 2009, we entered into an equipment line of credit of $1.5 million. In March 2010, we amended this line of credit. The amount available for draws at the time of the amendment was increased by $0.8 million and was available through February 2011. In December 2010, we completed a second amendment to our line of credit. The amount available for draws at the time of the second amendment was increased by an additional $1.0 million and was available through February 2012. At December 31, 2011 and June 30, 2012, we had $0.9 million and $0.5 million, respectively, in outstanding borrowings under this line of credit, which are recorded in capital lease obligations in the consolidated balance sheets. The remaining amount available for borrowings at December 31, 2011 was $0.9 million. Our line of credit expired in February 2012, and we are not able to draw any further funds from our line of credit.

Contractual Obligations

Our principal commitments consist of obligations under our outstanding leases for office space and third-party data centers, capital lease and third-party software maintenance obligations and non-contingent payments for business acquisitions. The following table summarizes our contractual cash obligations, including future interest payments, at December 31, 2011 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating lease obligations(1)	$10,884	$2,733	$3,859	$2,846	$1,446
Capital lease obligations(2)	4,541	2,093	2,448	—	—
Maintenance obligations(3)	2,611	826	1,785	—	—
Non-contingent payments for business acquisitions(4)	1,050	1,050	—	—	—

Total	$19,086	$6,702	$8,092	$2,846	$1,446

(1)	Operating lease obligations represent our obligations to make payments under the lease agreements for our facilities and office equipment leases. During the six months ended June 30, 2012, we made regular payments on our operating lease obligations of $1.7 million.
(2)	Capital lease obligations represent financing on computer equipment and software purchases. During the six months ended June 30, 2012, we made regular payments on our capital lease obligations of $1.3 million.
(3)	Maintenance obligations relate to third-party software licenses. During the six months ended June 30, 2012, we made regular payments on our maintenance obligations of $0.6 million.
(4)	Non-contingent payments for business acquisitions represents additional cash consideration payable in connection with acquisitions, $0.1 million of which was paid during the six months ended June 30, 2012.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Recent Accounting Pronouncements

Under the JOBS Act we meet the definition of an “emerging growth company.” We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required from non-emerging growth companies.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement, which generally represents clarifications of ASC Topic 820, Fair Value Measurement, but also includes some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 should be applied prospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is not permitted. We do not expect the adoption of ASU 2011-04 to have a material impact on our consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to impact our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

We have domestic and international operations and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large customers and limit credit exposure by collecting subscription fees in advance.

Foreign Currency Risk

Our results of operations and cash flows have been and will continue to be subject to fluctuations because of changes in foreign currency exchange rates, particularly changes in exchange rates between the U.S. dollar and the Euro and British pound, the currencies of countries where we currently have our most significant international operations. A portion of our invoicing is denominated in the Euro, British pound and Japanese yen. Our expenses in international locations are generally denominated in the currencies of the countries in which our operations are located.

Beginning in December 2011, we began to use foreign exchange forward contracts to partially mitigate the impact of fluctuations in cash and accounts receivable balances denominated in Euros. We do not use these contracts for speculative or trading purposes, nor are they designated as hedges. These contracts typically have a maturity of one month, and we record gains and losses from these instruments in other income (expense), net.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in the notes to our consolidated financial statements, the following accounting policies involve the greatest degree of judgment and complexity and have the greatest potential impact on our consolidated financial statements. A critical accounting policy is one that is material to the presentation of our consolidated financial statements and requires us to make difficult, subjective or complex judgments for uncertain matters that could have a material effect on our financial condition and results of operations. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue Recognition

We derive revenues from subscriptions that require customers to pay a fee in order to access our cloud solutions. The subscription fee entitles the customer to an unlimited number of scans for a specified number of networked devices or web applications and, if requested by a customer as part of their subscription, a specified number of physical or virtual scanner appliances. Our physical and virtual scanner appliances are requested by certain customers as part of their subscriptions in order to scan IT infrastructures within their firewalls and do not function without, and are not sold separately from, subscriptions for our solutions. Customers are required to return physical scanner appliances if they do not renew their subscriptions. In some limited cases, we also provide certain computer equipment used to extend our QualysGuard Cloud Platform into our customers’ private cloud environment. Customers generally enter into one year renewable annual subscriptions. We assess the ability to separate multiple deliverables in accordance with the relevant accounting literature.

We recognize revenues when all of the following conditions are met: (a) there is persuasive evidence of an arrangement; (b) the service has been provided to the customer; (c) the collection of the fees is reasonably assured; and (d) the amount of fees to be paid by the customer is fixed or determinable.

Subscriptions for unlimited scans and certain limited scan arrangements with firm expiration dates are recognized ratably over the period in which the services are performed, generally one year. We recognize revenues for certain other limited scan arrangements, where expiration dates can be extended, on an as-used basis. We recognize the subscription of physical scanner appliances and other computer equipment as revenues ratably over the period of the subscription, which is commensurate with the term of the related subscription. Because the customer’s access to our cloud solutions are delivered at the same time or within close proximity to the delivery of physical scanner appliances and the terms are commensurate for these services and equipment, we consider these elements as a single unit of accounting recognized ratably over the subscription term. Costs of shipping and handling charges associated with physical scanner appliances and other computer equipment are included in cost of revenues.

Deferred revenues consist of revenues billed or received that will be recognized in the future under subscriptions existing at the balance sheet date.

Goodwill and Intangibles

Goodwill represents the excess of the aggregate purchase price paid over the fair value of the net tangible and identifiable intangible assets acquired. Goodwill and other intangible assets are not amortized and are tested for impairment at least annually or whenever events or changes in circumstances indicate that the fair value is less than carrying value. We have determined that we operate in one reporting unit. We performed a qualitative assessment of our single reporting unit for 2011, which did not indicate that it is more likely than not that the reporting unit fair value is less than its carrying value, and concluded there was no impairment of goodwill. The goodwill balance was $0.3 million as of December 31, 2010 and 2011. No impairment of goodwill was recorded for 2010 or 2011.

Income Taxes

We are subject to taxes in the United States as well as other tax jurisdictions in which we conduct business. Earnings from our non-U.S. activities are subject to local income tax and may be subject to U.S. income tax.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the tax impact of timing differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using statutory tax rates and laws expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the statutory rate change is enacted in law.

As of December 31, 2011, we had recorded a full valuation allowance on our deferred tax assets. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which temporary differences such as loss carry-forwards and tax credits become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment and ensuring that the deferred tax asset valuation allowance is adjusted as appropriate. As of December 31, 2011, based on the accumulation of negative evidence, such as inconsistent quarterly earnings, including operating losses in the three months ended December 31, 2011, March 31, 2012 and June 30, 2012, continued heavy investment in research and development activities and in our infrastructure, and international expansion, management determined it was not more likely than not that the benefits of our deferred tax assets will be realized. If we determine in the future that we will be able to realize all or a portion of our net operating loss or tax credit carryforwards, an adjustment to our net operating loss or tax credit carryforwards would increase net income in the period in which we make such a determination.

We have assessed our income tax positions and recorded tax benefits for all years subject to examination, based upon evaluation of the facts, circumstances and information available at the end of each period. We recognize tax benefits from uncertain tax positions when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. We record interest and penalties related to unrecognized tax benefits in our provision for income taxes.

Significant judgment is required in evaluating tax positions and determining the provision for income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and the deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or cash flows.

Stock-Based Compensation

We recognize compensation expense for our employee stock options over the requisite service period for awards of equity instruments based on the grant-date fair value of those awards ultimately expected to vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards requires the use of highly subjective assumptions, including the expected life of the stock-based payment awards and stock price volatility. The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future. In 2009, 2010, 2011 and the six months ended June 30, 2011 and 2012, we used the Black-Scholes option-pricing model and the following assumptions to determine fair values of option grants and related compensation expense:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
Expected term (in years)	5.7	5.5	5.6	5.6	5.3 to 6.0
Volatility	51%	57% to 58%	55%	55%	53%
Risk-free interest rate	1.7% to 2.7%	1.1% to 2.6%	0.8% to 2.3%	1.7% to 2.2%	0.7% to 1.0%
Dividend yield	—	—	—	—	—

We have been a private company and have lacked company-specific historical and implied volatility information. Accordingly, we have estimated our expected volatility based on the historical volatility of our self-designated peer group consisting of publicly-held companies selected because of the similarity of their industry, business model and financial risk profile. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies for a period equal to the expected term of the option. We intend to continue to consistently apply this process using the same or similar entities until such time that sufficient information regarding the volatility of our share price becomes available or we determine that other companies should be added or are no longer suitable.

The expected term of options was estimated by analyzing the historical period from grant to settlement of the stock option. This analysis includes exercises and forfeitures, and also gives consideration to the expected holding period for those options that are still outstanding. The risk-free interest rate is based on a daily treasury yield curve rate that has a term consistent with the expected life of the stock option. We have not paid and do not anticipate paying cash dividends on our common stock, and therefore our expected dividend yield is assumed to be zero. We also estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. If our actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what we have recorded in the current period.

We also record compensation representing the fair value of stock options granted to non-employees. Stock-based non-employee compensation is recognized over the vesting periods of the options. The value of options granted to non-employees is periodically remeasured as they vest over a performance period.

Our stock-based compensation expense was as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cost of revenues	$47	$80	$143	$52	$127
Research and development	315	359	499	222	317
Sales and marketing	284	467	578	234	507
General and administrative	474	964	927	454	605

Total stock-based compensation	$1,120	$1,870	$2,147	$962	$1,556

We have historically granted stock options at exercise prices equal to the fair value as determined by our board of directors on the date of grant, with inputs from management. Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of grant based on a number of objective and subjective factors. Factors considered by our board of directors included:

•	contemporaneous independent valuations performed at periodic intervals by outside firms;

•	our results of operations, financial condition and future financial projections;

•	peer group trading multiples;

•	changes in the company since the last time the board of directors approved option grants and made a determination of fair value;

•	the illiquidity of shares of our common stock; and

•	our future prospects and opportunity for liquidity events such as an initial public offering and possible strategic merger or sale.

The following table summarizes by period the number of shares subject to options granted between January 1, 2011 and July 31, 2012, the per share exercise price of the options and the per share estimated fair value of our common stock at the date of grant:

Period	Number of Shares Subject to Options Granted	Per Share Exercise Price of Option	Common Stock Fair Value Per Share at Grant Date
February 2011	5,853,939	$0.44	$0.44
April 2011	2,718,942	0.48	0.48
May 2011	37,500	0.48	0.48
July 2011	4,285,000	0.51	0.51
August 2011	125,000	0.51	0.51
November 2011	4,278,246	0.59	0.59
December 2011	870,000	0.59	0.59
February 2012	2,648,656	0.67	0.67
April 2012	3,276,000	0.84	0.84
May 2012	360,000	0.84	0.84
June 2012	5,142,926	0.89	0.89
July 2012	1,766,500	0.94	0.94

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Common Stock

Our valuation analysis has been conducted under a probability-weighted expected return method, or PWERM, as prescribed by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The PWERM approach employs various market approach and income approach calculations depending upon the likelihood of various liquidation scenarios. For each of the various scenarios, an equity value is estimated and the rights and preferences for each shareholder class are considered to allocate the equity value to common shares. The common share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario are based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock is based on upon three possible future events for our company:

•	Completion of an initial public offering;

•	Strategic merger or sale; and

•	Continuation as a private company.

The market approach uses similar companies or transactions in the marketplace. We utilized the guideline publicly traded company method of the market approach for the initial public offering scenario and the guideline merged and acquired company method of the market approach for the strategic merger or sale scenario. We identified companies similar to our business and used this peer group of companies to develop relevant market multiples and ratios. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. The income approach, which we utilize to assess fair value of the common stock under the assumption we remain a private company, is an estimate of the present value of the future monetary benefits generated by an investment in that asset. Specifically, debt-free cash flows and the estimated terminal value are discounted at appropriate risk-adjusted discount rates to estimate the total invested capital value of the equity.

When considering which companies to include in our comparable peer companies, we focused on U.S. publicly traded companies in the IT security industry in which we operate and software-as-a-service companies with business models similar to ours. We considered a number of factors which required us to make judgments as to the comparability of these companies to ours, including business description, business size, revenue model, development stage and historical operating results. We then analyzed the business and financial profiles of the selected companies for similarities to us and, based on this assessment, we selected our comparable peer companies.

The selection of our comparable peer companies has changed over time as we continue evaluating whether the selected companies remain comparable to us and considering recent initial public offerings and sale transactions. Based on these considerations, we believe the comparable peer companies are a representative group for purposes of performing contemporaneous valuations. However, there could be inherent differences that may impact comparability. Several of the comparable companies are larger than us in terms of total revenues and assets, and several have experienced net operating losses and have not yet generated net income.

Companies in the comparable peer group used for the initial public offering scenario were generally consistent with the peer group utilized to determine estimated volatility, subject to the following differences. The peer group of companies used to determine volatility was made up of a larger number of companies than that considered in our peer group for contemporaneous valuation purposes, primarily due to fewer common comparabilities to us. All but one company in our peer group used for contemporaneous valuation purposes were included in our peer group used to determine estimated volatility.

For all valuation periods presented, for the initial public offering scenario, we reviewed the forecasted twelve-month revenue and last twelve-month revenue multiples of comparable peer companies and selected an appropriate multiple based on our assessment of our comparability to these companies. We then applied the selected multiple to our forecasted twelve-month revenues and last twelve-month revenues and used an average of the two resulting values, which was weighted more heavily for the forecasted revenues, to determine our enterprise value under the initial public offering scenario.

For all valuation periods presented, for the merger or sale scenario, we reviewed the last twelve-month revenue and last twelve-month EBITDA multiples of comparable peer companies who were recently acquired and selected an appropriate multiple based on our assessment of our comparability to these companies. We then applied the selected multiple to our last twelve-month revenues and last twelve-month EBITDA and used an average of the two resulting values to determine our enterprise value under the merger or sale scenario.

We do not use comparable peer companies for any other estimates used in determining valuations. All other assumptions, such as the risk-adjusted discount rate, discount for lack of marketability, expected term and interest rate, are determined based on the analysis performed by us without reference to comparable peer companies.

Significant factors considered by our board of directors in determining the fair value of our common stock for each of the grant dates include:

February 2011

We performed the PWERM methodology to value our common stock, which reflected various changes in our financial performance, the value of similar publicly-held companies, the value of similar recently merged or sold companies, and other factors. The present values calculated for common stock under the possible outcomes were weighted based on management’s estimates of the probability of each scenario occurring, which were 10% for an initial public offering, 80% for a strategic merger or sale and 10% for continuing as a private company. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 3.2 and a last twelve-month revenue multiple of 3.6. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.4 and a last twelve-month EBITDA multiple of 30. We applied a risk-adjusted discount of 27.5%, which was estimated based on our analysis of our weighted average cost of capital and the estimated rate of return expected by venture capital investors at our development stage, and a discount for lack of marketability of 20%. The expected exit date was approximately 14 months from valuation date. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.44. The board of directors therefore determined the fair value of common stock to be $0.44 per share and granted 5,853,939 shares in February 2011 at an exercise price of $0.44 per share.

April and May 2011

We performed the same PWERM methodology as in the previous quarter to value our common stock. Management’s estimates of the probability of each scenario occurring remained unchanged at 10% for an initial public offering, 80% for a strategic merger or sale and 10% for continuing as a private company. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 2.8 and a last twelve-month revenue multiple of 3.0. We removed several companies from the peer group of merged or sold companies as we determined the historical transactions were too dated for consideration in the current valuation. Based on the financial information of the remaining companies in the peer group, we determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.2 and a last twelve-month EBITDA multiple of 25. We applied a risk-adjusted discount of 25% and a discount for lack of marketability of 20%. Given the macro-economic conditions and uncertainty in the market place, we delayed the exit date by one quarter, and accordingly, the expected exit date was approximately 14 months from valuation date. We also reduced the risk-adjusted discount rate to 25% to be more in line with our weighted average cost of capital. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.48. Although the time to liquidity date did not change, the increase was a result of higher enterprise values calculated based on improved forecasted performance. The board of directors therefore determined the fair value of common stock to be $0.48 per share and granted 2,718,942 shares in April 2011 and 37,500 shares in May 2011 at an exercise price of $0.48 per share.

July and August 2011

We performed the same PWERM methodology as in the previous quarter to value our common stock. Management’s estimates of the probability of each scenario occurring were 10% for an initial public offering, 80% for a strategic merger or sale and 10% for continuing as a private company. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 2.9 and a last twelve-month revenue multiple of 3.1. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.2 and a last twelve-month EBITDA multiple of 25. We applied a risk-adjusted discount of 20% and a discount for lack of marketability of 20%. We continued to delay the exit date by one quarter, and accordingly, the expected exit date was approximately 14 months from valuation date. We also reduced the risk-adjusted discount rate to 20% to be more in line with our weighted average cost of capital. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.51. Although the time to liquidity date did not change, the increase was a result of higher enterprise values as we continued to fine-tune our forecast of future revenues, given the bookings growth of the most recent four quarters. The board of directors therefore determined the fair value of common stock to be $0.51 per share and granted 4,285,000 shares in July 2011 and 125,000 shares in August 2011 at an exercise price of $0.51 per share.

November and December 2011

We performed the same PWERM methodology as in the previous quarter to value our common stock. Management’s estimates of the probability of each scenario occurring were 10% for an initial public offering, 80% for a strategic merger or sale and 10% for continuing as a private company. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 2.7 and a last twelve-month revenue multiple of 3.0. We added a company to the peer group of merged or sold companies due to a recent sale transaction within our industry. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.0 and a last twelve-month EBITDA multiple of 25. We applied a risk-adjusted discount of 20% and a discount for lack of marketability of 20%. The expected exit date at the latter part of 2012 remained unchanged and was approximately 11 months from valuation date. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.59. The increase primarily resulted from the shortened period to exit date as well as increased enterprise values with improved bookings growth from the prior year’s four quarters. The board of directors therefore determined the fair value of common stock to be $0.59 per share and granted 4,278,246 shares in November 2011 and 870,000 shares in December 2011 at an exercise price of $0.59 per share.

February 2012

We performed the same PWERM methodology as in the previous quarter to value our common stock. Management’s estimates of the probability of each scenario occurring were 20% for an initial public offering, 70% for a strategic merger or sale and 10% for continuing as a private company. We had just completed three profitable years and had bookings growth of over 20% for the most recently completed full year. Given our performance and the improving overall market conditions, we felt that we were more likely to pursue an initial public offering and increased the probability to 20% for the initial public offering scenario and reduced the merger and sale scenario to 70%. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 2.7 and a last twelve-month revenue multiple of 3.0. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.2 and a last twelve-month EBITDA multiple of 25. The exit date remained unchanged for the latter part of 2012 and was approximately 8 months from valuation date. As we approached the liquidity date, we also reduced the risk-adjusted discount to 15% and the discount for lack of marketability to 15%. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.67. The board of directors therefore determined the fair value of common stock to be $0.67 per share and granted 2,648,656 shares in February 2012 at an exercise price of $0.67 per share.

April and May 2012

We performed the same PWERM methodology as in the previous quarter to value our common stock. Given our continuing improved performance and increasing strength in the financial markets, in March 2012 we commenced discussions with our attorneys as well as prospective underwriters to explore the potential of an initial public offering. In April 2012, we held our organizational meeting with underwriters. Accordingly, management’s estimates of the probability of scenarios were increased to 60% for an initial public offering and decreased to 35% for a merger or sale and 5% for continuing as a private company. We added several companies to our peer group of public companies due to several recent initial public offerings of companies in our industry or with similar business models. As we added companies, we also removed a company from the peer group. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 3.1 and a last twelve-month revenue multiple of 3.7. Similarly, we added companies to the peer group of merged or sold companies due to two transactions that had recently occurred. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.4 and a last twelve-month EBITDA multiple of 30. The exit date remained unchanged for the latter part of 2012 and was approximately 5 months from valuation date. As we started to move forward with the initial public offering process and approached the liquidity date, we reduced the risk-adjusted discount to 10% and the discount for lack of marketability to 10%. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.84. The board of directors therefore determined the fair value of common stock to be $0.84 per share and granted 3,276,000 shares in April 2012 and 360,000 shares in May 2012 at an exercise price of $0.84 per share.

June 2012

We performed the same PWERM methodology as in the previous period to value our common stock. We continued to make progress toward an initial public offering; however, there were no other significant events that warranted changes in the assumptions. Management’s estimates of the probability of each scenario remained at 60% for an initial public offering, 35% for a strategic merger or sale and 5% for continuing as a private company. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 3.2 and a last twelve-month revenue multiple of 3.8. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.4 and a last twelve-month EBITDA multiple of 30. The exit date remained unchanged for the latter part of 2012 and was approximately 4 months from the valuation date. The risk-adjusted discount remained at 10% and the discount for lack of marketability also stayed the same at 10%. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.89. The board of directors therefore determined the fair value of common stock to be $0.89 per share and granted 5,142,926 shares in June 2012 at an exercise price of $0.89 per share.

July 2012

We performed the same PWERM methodology as in the previous period to value our common stock. We continued to make progress toward an initial public offering and filed our initial registration statement in June 2012. Management’s estimates of the probability of each scenario increased to 70% for an initial public offering and decreased to 25% for a strategic merger or sale. The probability for continuing as a private company remained at 5%. We determined the enterprise value under the initial public offering scenario using a forecasted twelve-month revenue multiple of 3.2 and a last twelve- month revenue multiple of 3.8. We determined the enterprise value under the merger or sale scenario using a last twelve-month revenue multiple of 3.4 and a last twelve-month EBITDA multiple of 30. The exit date remained unchanged for the latter part of 2012 and was approximately 2.5 months from the valuation date. The risk-adjusted discount remained at 10% and as we approached the expected liquidity date, the discount for lack of marketability decreased to 5%. Based on these factors, the probability-weighted expected return value resulted in an estimated fair value of our common stock of $0.94. The board of directors therefore determined the fair value of common stock to be $0.94 per share and granted 1,766,500 shares in July 2012 at an exercise price of $0.94 per share.

The intrinsic value of all outstanding options as of June 30, 2012 was $         million based on the estimated fair value for our common stock of $         per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. As of June 30, 2012, we had $6.5 million of unrecognized stock-based compensation expense, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 3 years. In future periods, we expect our stock-based compensation expense to increase in absolute dollars as a result of our existing stock-based compensation to be recognized as these options vest and as we issue additional stock-based awards to attract and retain employees.

BUSINESS

Overview

We are a pioneer and leading provider of cloud security and compliance solutions that enable organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber attacks and achieve compliance with internal policies and external regulations. Our cloud solutions address the growing security and compliance complexities and risks that are amplified by the dissolving boundaries between internal and external IT infrastructures and web environments, the rapid adoption of cloud computing and the proliferation of geographically dispersed IT assets. Our integrated suite of security and compliance solutions delivered on our QualysGuard Cloud Platform enable our customers to identify their IT assets, collect and analyze large amounts of IT security data, discover and prioritize vulnerabilities, recommend remediation actions and verify the implementation of such actions. Organizations can use our integrated suite of solutions delivered on our QualysGuard Cloud Platform to cost-effectively obtain a unified view of their security and compliance posture across globally-distributed IT infrastructures.

IT infrastructures are more complex and globally-distributed today than ever before, as organizations of all sizes increasingly rely upon myriad interconnected information systems and related IT assets, such as servers, databases, web applications, routers, switches, desktops, laptops, other physical and virtual infrastructure, and numerous external networks and cloud services. In this environment, new and evolving technologies intended to improve organizations’ operations can also increase vulnerability to cyber attacks, which can expose sensitive data, damage IT and physical infrastructures, and result in serious financial or reputational consequences. In addition, the rapidly increasing amount of data and devices in IT environments makes it more difficult to identify and remediate vulnerabilities in a timely manner. The predominant approach to IT security has been to implement multiple disparate security products that can be costly and difficult to deploy, integrate and manage and may not adequately protect organizations. As a result, we believe there is a large and growing opportunity for comprehensive cloud security and compliance solutions.

We designed our QualysGuard Cloud Platform to transform the way organizations secure and protect their IT infrastructures and applications. Our cloud platform offers an integrated suite of solutions that automates the lifecycle of asset discovery, security assessments, and compliance management for an organization’s IT infrastructure and assets, whether they reside inside the organization, on their network perimeter or in the cloud. Since inception, our solutions have been designed to be delivered through the cloud and to be easily and rapidly deployed on a global scale across a broad range of industries, enabling faster implementation and lower total cost of ownership than traditional on-premise enterprise software products. Our customers, ranging from some of the largest organizations to small businesses, are all served from our globally-distributed cloud platform, enabling us to rapidly deliver new solutions, enhancements and security updates.

Our QualysGuard Cloud Platform is currently used by over 5,800 organizations in more than 100 countries, including a majority of each of the Forbes Global 100 and Fortune 100. We offer our suite of solutions primarily through renewable annual subscriptions. Our revenues increased from $57.4 million in 2009 to $65.4 million in 2010 and to $76.2 million in 2011, and reached $43.4 million for the six months ended June 30, 2012, compared to $36.2 million in the six months ended June 30, 2011. We generated net income of $0.9 million in 2009, $0.8 million in 2010 and $2.0 million in 2011, and a net loss of $0.6 million for the six months ended June 30, 2012, compared to net income of $2.2 million for the six months ended June 30, 2011.

Industry Overview

IT infrastructures are rapidly evolving to take advantage of new technology trends, such as increasing adoption of cloud computing, broad usage of virtualization and increasing workforce mobility, that enable organizations to enhance productivity, lower costs, increase operational flexibility and gain a competitive advantage. However, as IT infrastructures evolve into more complex combinations of on-premise products and cloud solutions delivered globally through a wide range of devices and applications, these technologies also present new security and compliance challenges.

The rise of cloud computing has expanded the traditional IT infrastructure boundary to incorporate third-party providers that host applications and store and share sensitive data. For example, it is increasingly common for organizations to employ third-party providers to deliver mission-critical financial, human resources or sales and support applications as a service in the cloud. IDC estimates that the worldwide software-as-a-service market will grow from $16.6 billion in 2010 to $53.6 billion in 2015, representing a compound annual growth rate, or CAGR, of 26.4%. This transition to cloud computing reflects a marked departure from the traditional on-premise enterprise software delivery model and exposes organizations to additional security vulnerabilities. Concurrently, other technology trends, such as the broad adoption of virtualization and increasing workforce mobility have also rapidly expanded the scope of physical and virtual endpoints that need to be identified, monitored and managed as these endpoints access and store sensitive corporate, customer, or personal data.

As IT infrastructures have evolved, so too have cyber attackers, who are motivated by the increasing value of stolen information or the potential recognition from disrupting corporate and government assets, such as networks, power plants and financial trading platforms. These cyber attackers are seeking to exploit the increased vulnerability of IT infrastructures and growing number of potential methods that can be used to gain unauthorized access to IT assets, which are referred to as “attack vectors.” As a result, the sophistication, scale and frequency of attacks continue to increase.

Critical Security and Compliance Challenges Facing Organizations

The dramatic changes in IT infrastructures have created significant challenges for organizations of all sizes. These challenges include:

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Traditional IT security and compliance approaches struggle to effectively secure evolving IT environments.    As IT infrastructures evolve to include a mixture of on-premise, cloud and hybrid environments consisting of multiple networks and millions of devices, traditional on-premise enterprise software products may limit the ability of organizations to provide a complete and accurate inventory of IT assets and configurations, and may prevent organizations from effectively protecting their infrastructures from security threats and ensuring compliance with internal policies and external regulations. In an effort to secure their IT infrastructures and achieve compliance, organizations have historically made significant investments in a variety of products and services, each of which was typically designed to address a specific security issue. However, this approach often does not provide a current, accurate and global picture of an organization’s security and compliance posture without costly and labor-intensive integration. The time and effort required to audit an organization’s IT infrastructure, prioritize threats by their potential impact and find remediations for identified vulnerabilities under this traditional approach can impose substantial burdens on IT infrastructure and personnel.

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Security attacks targeting new layers of the IT infrastructure.    In addition to well-known attack vectors, such as email and firewalls, the proliferation of networked devices, endpoints and web applications provides cyber attackers with a broader range of additional vulnerabilities to exploit across the IT infrastructures, many of which are difficult for enterprises to identify and costly to remediate. These vulnerabilities typically result from coding weaknesses in commercial and custom software, use of outdated software with known security weaknesses, and configuration flaws such as unchanged default passwords or unnecessary access privileges. Some of the common points of vulnerability include:

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Networked devices, including databases, desktops, mobile devices, routers, servers and switches, which are used to store, manage and access sensitive data, are being deployed more rapidly within organizations, with some having millions of these assets. This expansion of networked devices increases the number of security vulnerabilities that may allow hackers to gain unauthorized access to IT systems.

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Modern web applications, which are becoming more prevalent across organizations, making them more difficult to detect, track and manage. The importance of these applications and the quantity and sensitivity of their underlying data have attracted cyber attackers intent on exploiting related coding weaknesses and configuration flaws to steal sensitive data or to reduce application availability.

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Web browsers and browser plug-ins, which are increasingly used to access an organization’s data and applications hosted in public and private cloud environments, and often contain vulnerabilities that can lead to malware infection. Although browser providers and plug-in developers frequently release patches or new versions of their software to address these vulnerabilities, remediation of these vulnerabilities can be both time consuming and expensive, particularly in large organizations. Absent appropriate assessment and monitoring tools, outdated browsers and plug-ins can be exploited by cyber attackers to capture information, steal access credentials or gain control of users’ devices.

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Costly regulatory and compliance requirements.    As security breaches have increased, so have regulatory and compliance requirements. Regulations and policies are often required by multiple national and local authorities, and can overlap one another, change frequently, require costly and time consuming compliance measures and carry significant financial and reputational consequences for non-compliance. Examples of such external regulations include the Revised International Capital Framework, or Basel II, the Health Insurance Portability and Accountability Act, or HIPAA, North American Electric Reliability Corporation Standards, or NERC, Payment Card Industry Data Security Standards, or PCI DSS, and the Sarbanes-Oxley Act. A 2011 Gartner survey estimates that it costs organizations an average of $1.7 million to become compliant with PCI DSS. In addition, the growth in attack vectors is compelling organizations to implement increasingly complex internal IT policies. As a result, organizations are faced with the increasing challenge and cost of managing policy compliance in addition to maintaining the security of their IT infrastructures.

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Security concerns for organizations adopting cloud applications and services.    IT organizations are under increasing pressure to adopt next-generation cloud applications and services that enable organizations to be competitive and operate more effectively. Although many cloud application providers have made significant advancements in securing their environments, they typically provide organizations with limited visibility and access to the underlying architecture, inhibiting IT administrators from identifying potential gaps and validating the effectiveness of their security strategies. As a result, IT organizations are seeking solutions that provide comprehensive security across internal and cloud-based infrastructures.

Market Opportunity

The increasing complexity of IT infrastructures demands a new approach to IT security and compliance. Organizations are seeking efficient methods for discovering their IT assets, assessing the vulnerabilities of those assets and promptly remediating vulnerabilities. Reflecting this growing demand for next-generation solutions, IDC forecasts that the vendor revenue tied to Cloud Security based solutions and for all types of Security & Vulnerability Management solutions will grow from a combined $5.1 billion in 2011 to a combined $9.3 billion in 2015, representing a CAGR of 15.9%. We believe there is considerable need for a comprehensive cloud security and compliance platform that can be easily and quickly deployed and can continuously collect and analyze large amounts of data from IT assets and web applications across globally-distributed IT environments.

Our Solution

We provide a cloud platform and integrated suite of solutions that enable organizations to simplify the process and reduce the cost of securing their IT assets and achieving compliance with internal policies and external regulations. Our solutions help organizations with globally distributed data centers and IT infrastructures to identify their IT assets, collect and analyze large amounts of IT security data, discover and prioritize vulnerabilities, recommend remediation actions and verify the implementation of such actions. By deploying our solutions, organizations can gain actionable security intelligence into potential vulnerabilities and malware in their IT infrastructure and enable their compliance with internal policies and external regulations.

Our platform and integrated suite of solutions:

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Delivers a robust and integrated suite of security solutions through a cloud platform.    Our cloud architecture enables regular, automated scanning and analysis across large, global networks for an organization’s connected devices, endpoints and web applications from a single platform, and can be extended to third-party systems and applications within an organization’s ecosystem of customers and partners. This allows an organization to audit, enforce and document network and application security in accordance with internal policies and external regulations and to replace complex, costly and time-consuming manual tasks with automated and repeatable processes. Our suite of solutions is designed to be easily deployed on a global scale and accessed and managed through a unified web-based interface, enabling faster implementation and lower total cost of ownership than traditional solutions.

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Provides visibility into security across a broad range of IT assets and attack vectors.    We enable our customers to substantially improve the security of their IT infrastructures by providing an automated, global and objective assessment of their security and compliance posture from the network to the application, including an organization’s networked devices, endpoints and web applications, as well as web browsers with their corresponding plug-ins. Our platform provides detailed reporting and analysis to enable remediation of potential vulnerabilities and confirm that remediation actions have been successfully implemented. Built on a uniform code base, our cloud platform enables our customers to deploy our solutions concurrently or sequentially depending on their security needs and adoption strategy.

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Enables more effective and lower-cost policy and regulatory compliance.    Our policy compliance solutions enable organizations to reduce the risk of internal and external threats, automate compliance-related workflows and provide documentation of compliance demanded by regulators, auditors and other governing bodies. These solutions leverage the scanning capabilities of our cloud platform to collect operating system configurations and application access control data from IT assets and map this information to user-defined policies in order to accurately and efficiently document compliance with regulations and business mandates, thereby potentially reducing cost. Our solutions also provide pre-configured compliance frameworks to automate compliance with external regulations and other requirements, such as Basel II, HIPAA, NERC, PCI DSS and the Sarbanes-Oxley Act.

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Enhances security of cloud computing.    We help our customers to securely extend their IT infrastructures to cloud environments. Our cloud platform identifies and evaluates physical and virtual IT assets within internal and third-party IT environments, providing our customers with visibility into their security and compliance postures across their extended infrastructures. In addition, by utilizing our cloud platform, cloud service providers can more effectively secure their IT infrastructures and demonstrate their level of security and compliance to their customers.

Our Competitive Strengths

Our vision is to transform the way organizations secure and protect their IT infrastructures and applications. We believe our competitive strengths include:

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Trusted brand in cloud security.    We are a pioneer in cloud security, having introduced our vulnerability management solution as a service in 2000, and have since built a reputation as a trusted and objective provider of reliable and accurate vulnerability and compliance assessments. With over 5,800 customers worldwide, our suite of solutions is used by leading organizations, managed service providers and consulting organizations to help protect IT assets.

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Scalable and extensible cloud platform serving organizations of all sizes, across many industries globally.    Our highly-scalable cloud architecture and modular security and compliance solutions allow customers to access the functionality they need to help ensure the security of their IT infrastructures. Our cloud platform is designed to serve organizations ranging from small businesses to large enterprises with millions of unique IP-addressable networked devices and applications across globally-distributed IT infrastructures. Our cloud platform also allows us to rapidly deliver enhancements to our entire customer base. Our world-wide customers and channel partners operate in numerous industries including education, financial services, government, healthcare, insurance, manufacturing, media, retail, technology and utilities.

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Longstanding focus on innovation in cloud security and compliance.    Since inception, we have introduced innovative cloud security and compliance solutions that allow our customers to protect their IT environments more effectively and at a lower cost. We have invested significantly to continuously improve our platform and believe that we are well positioned to address the challenges of the evolving IT security and compliance landscape. Our extensive domain expertise in both security and cloud architecture allows us to rapidly introduce new security and compliance solutions, anticipate evolving security and compliance needs and develop new, innovative solutions for our customers.

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Efficient customer acquisition and upsell model.    Our cloud delivery model allows potential and existing customers to easily and immediately access one or more of our solutions on a trial basis from any web browser. This model also allows our customers to subscribe to only the solutions they need initially and easily expand the breadth of their deployment and the number of solutions they use as their needs evolve. In an effort to increase market awareness of our brand and solutions and to generate sales leads, we also offer several free services from our website, including vulnerability scans, web application scans, malware detection, browser checks and SSL configuration analysis. We believe our customer acquisition model provides the flexibility organizations desire when evaluating software purchases and encourages the adoption of our solutions.

Our Growth Strategy

We intend to leverage our innovation and extensive expertise to strengthen our leadership position as a trusted provider of cloud security and compliance solutions. The key elements of our growth strategy are:

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Continue to innovate and enhance our cloud platform and suite of solutions.    We intend to continue to make significant investments in research and development to extend our cloud platform’s functionality by developing new security solutions and further enhancing our existing suite of solutions. We recently introduced several new solutions on our platform, including our Web Application Scanning and Zero-Day Risk Analyzer, and have additional solutions under development.

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Expand the use of our suite of solutions by our large and diverse customer base.    With more than 5,800 customers across many industries and geographies, we believe we have a significant opportunity to sell additional solutions to our customers and expand their use of our suite of solutions. Since the majority of our customers initially deploy only one of our solutions and in select parts of their IT infrastructures, our existing customers serve as a strong source of new sales. In this regard, we have significantly expanded our sales execution and marketing functions to increase adoption of our newly developed solutions among our existing customers.

•	Drive new customer growth. We are pursuing new customers by targeting key accounts and expanding our sales and marketing organization and network of channel partners. We will continue to seek to make significant investments to encourage organizations to replace their existing security products with our cloud solutions.

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Broaden our global reach.    We intend to expand our relationships with key security consulting organizations, managed security service providers and value added resellers to accelerate the adoption of our cloud platform. We seek to strengthen existing relationships as well as establish new relationships to increase the distribution and market awareness of our cloud platform and target new geographic regions.

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Selectively pursue technology acquisitions to bolster our capabilities and leadership position.    We may explore acquisitions that are complementary to and can expand the functionality of our cloud platform. We may also seek to acquire technology teams to supplement our own team and increase the breadth of our cloud security and compliance solutions.

Our Platform

Our QualysGuard Cloud Platform consists of a suite of IT security and compliance solutions that leverage our shared and extensible core services and our highly scalable multi-tenant cloud infrastructure.

The following diagram illustrates our QualysGuard Cloud Platform:

Our suite of solutions provides security intelligence by automating the life cycle of IT asset discovery, security assessment and compliance management. Our core services layer provides a set of advanced shared technologies that are leveraged by our suite of security and compliance solutions, which we refer to as our Core Services.

Built on our cloud platform infrastructure, our Core Services provide an integrated framework with proprietary functionalities that act as building blocks to enable efficient and scalable delivery of our customer-facing cloud solutions. Our cloud platform’s infrastructure includes integrated services that deliver a highly automated and scalable scanning infrastructure capable of scanning IT systems and web applications, inside and outside corporate firewalls.

The Core Services and infrastructure layers of our cloud platform deliver benefits to our entire suite of security and compliance solutions, including:

•	Dynamic and interactive user interfaces with configurable report templates to present scan data with a wide range of presentation options to match a customer’s needs;

•	Fast searching of several extensive QualysGuard data sets, including scan results, asset data, scan profiles, users and vulnerabilities;

•	Asset management technology for hierarchical asset categorization via dynamic tagging and role-based customer access management; and

•	Distributed scanning platform for global cloud-based environments.

We also provide open application program interfaces, or APIs, and other developer tools that allow third parties to embed our technology into their solutions and build applications on our cloud platform.

QualysGuard Cloud Suite

Our suite of solutions, which we refer to as the QualysGuard Cloud Suite, currently includes six solutions: Vulnerability Management, Web Application Scanning, Malware Detection Service, Policy Compliance, PCI Compliance and Qualys SECURE Seal. This integrated set of cloud solutions enables organizations to:

•	Discover and catalogue information assets inside the organization, on the perimeter, or in the cloud;

•	Manage assets on an ongoing basis to establish a trusted repository for IT system configurations and to maintain hierarchical relationships between them;

•	Design policies to establish a secure and compliant IT infrastructure and automate ongoing security and compliance assessments of IT systems and applications in accordance with best practices;

•	Proactively identify and help fix vulnerabilities to mitigate security risks and achieve compliance;

•	Monitor and measure security and compliance through a unified user interface; and

•	Distribute security and compliance reports tailored to differing customer needs, including management personnel, auditors and security professionals.

Our customers can subscribe to one or more of our security and compliance solutions based on their initial needs and expand their subscriptions over time to new areas within their organization or to additional QualysGuard solutions. We offer two editions of our QualysGuard Cloud Suite, the Enterprise edition for large and medium-sized enterprises and the Express edition for small and medium-sized businesses. QualysGuard Cloud Suite solutions are described below.

QualysGuard Vulnerability Management

QualysGuard Vulnerability Management, or QualysGuard VM, is an industry leading and award-winning solution that automates network auditing and vulnerability management across an organization, including network discovery and mapping, asset management, vulnerability reporting, and remediation tracking. Driven by our comprehensive KnowledgeBase of known vulnerabilities, QualysGuard VM enables cost-effective protection against vulnerabilities without substantial resource deployment.

QualysGuard Policy Compliance

QualysGuard Policy Compliance, or QualysGuard PC, allows customers to analyze and collect configuration and access control information from their networked devices and web applications and automatically maps this information to internal policies and external regulations in order to document compliance. QualysGuard PC is fully automated and helps reduce customers’ cost of compliance without requiring the use of software agents.

QualysGuard PCI Compliance

QualysGuard PCI Compliance, or QualysGuard PCI, provides organizations that store cardholder data a cost-effective and highly automated solution to verify and document compliance with PCI DSS. QualysGuard PCI allows merchants to complete the annual PCI Self-Assessment Questionnaire, or SAQ, to perform vulnerability scanning for quarterly PCI audits and to meet the demands of PCI for web application security.

QualysGuard Web Application Scanning

QualysGuard Web Application Scanning, or QualysGuard WAS, uses the scalability of our cloud platform to allow customers to discover, catalog and scan a large number of web applications. QualysGuard WAS scans and analyzes custom web applications and identifies vulnerabilities that threaten underlying databases or bypass access controls. These web applications are often the main attack vectors for cyber attackers.

QualysGuard Malware Detection Service

QualysGuard Malware Detection Service, or QualysGuard MDS, provides organizations with the ability to scan, identify and remove malware infections from their websites. QualysGuard MDS utilizes behavioral and static analysis to provide malware detection to organizations. It provides periodic scanning to monitor web sites and delivers email alerts to notify customers of infections.

QualysGuard Web Application Firewall

QualysGuard Web Application Firewall, or QualysGuard WAF, currently in beta testing, delivers enterprise-grade web application security without the costs, footprint, and complexity associated with appliance-based web application firewall solutions. It is designed to protect web applications from attack vectors by enhancing default web application configurations and virtual patching. QualysGuard WAF can improve website performance by reducing page load times and optimizing bandwidth.

Qualys SECURE Seal

QualysGuard SECURE Seal helps organizations demonstrate to their online customers that they maintain a proactive security program. This solution includes scanning for the presence of malware, network and web application vulnerabilities and for SSL certificate validation. Websites that regularly perform these security scans with no critical security issues detected can display a QualysGuard SECURE Seal on their website to demonstrate to visitors that they are proactively securing their websites.

QualysGuard Core Services

Our Core Services enable integrated workflows, management and real-time analysis and reporting across all of our IT security and compliance solutions. Our Core Services include:

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Asset Tagging and Management.    Enables customers to easily identify, categorize and manage large numbers of assets in highly dynamic IT environments and automates the process of inventory management and hierarchical organization of IT assets.

•	Reporting and Dashboards. A highly configurable reporting engine that provides customers with reports and dashboards based on their roles and access privileges.

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Questionnaires and Collaboration.    A configurable workflow engine that enables customers to easily build questionnaires and capture existing business processes and workflows to evaluate controls and gather evidence to validate and document compliance.

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Remediation and Workflow.    An integrated workflow engine that allows customers to automatically generate helpdesk tickets for remediation and to manage compliance exceptions based on customer-defined policies, enabling subsequent review, commentary, tracking and escalation. This engine automatically distributes remediation tasks to IT administrators upon scan completion, tracks remediation progress and closes open tickets once patches are applied and remediation is verified in subsequent scans.

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Big Data Correlation and Analytics Engine.    Provides capabilities for indexing, searching and correlating large amounts of security and compliance data with other security incidents and third-party security intelligence data. Embedded workflows enable customers to quickly assess risk and access information for remediation, incident analysis and forensic investigations.

•	Alerts and Notifications. Creates email notifications to alert customers of new vulnerabilities, malware infections, scan completion, open trouble tickets and system updates.

QualysGuard Cloud Infrastructure

Our infrastructure layer, which we refer to as our Infrastructure, includes the data, data processing capabilities, software and hardware infrastructure and infrastructure management capabilities that provide the foundation for our cloud platform and allow us to automatically scale our Infrastructure and Core Services to scan millions of IPs. Each Infrastructure service is described below:

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Scalable Capacity.    We have designed a modular and scalable infrastructure that leverages virtualization and cloud technologies. This allows our operations team to dynamically allocate additional capacity on-demand across our entire QualysGuard Cloud Platform to address the growth and scalability of our solutions.

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Big Data Indexing and Storage.    Built on top of our secure data storage model, this engine indexes petabytes of data and uses this information in real-time to execute tags or rules to dynamically update IT assets’ properties, which are used in various workflows for scanning, reporting and remediation.

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QualysGuard KnowledgeBase.    QualysGuard relies on our comprehensive repository, which we refer to as our KnowledgeBase, of known vulnerabilities and compliance controls for a wide range of devices, technologies and applications that powers our security and compliance scanning technology. We update our KnowledgeBase daily with signatures for new vulnerabilities, control checks, validated fixes and improvements.

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Managed Scanner Appliances.    As part of our cloud platform, we host and operate a large number of globally distributed physical scanner appliances that our customers use to scan their externally facing systems and web applications. To scan internal IT assets, customers can also deploy our scanners, which are available on a subscription basis as physical appliances or downloadable virtual images, within their internal networks. Our scanner appliances self-update daily in a transparent manner using our automated and proprietary scan management technology. These scanner appliances allow us to scale our cloud platform to scan networked devices and web applications across organizations’ networks around the world.

Our Customers

Our integrated suite of security and compliance solutions is used by a large and diverse customer base ranging from some of the largest organizations to small businesses, worldwide. Our customers include organizations in the education, financial services, government, healthcare, insurance, manufacturing, media, retail, technology and utilities industries. We currently have over 5,800 customers in more than 100 countries. Some of our top 100 customers, based on revenues in 2011, that consented to being named in this prospectus include Ally Financial Inc., Automatic Data Processing, Inc., Cargill, Inc., Cigna Corporation, Daimler AG and E.I. duPont de Nemours and Company. The majority of our customers maintain relationships directly with us, while the others purchase subscriptions for our security and compliance solutions through our channel partners.

In each of 2009, 2010 and 2011, no one customer accounted for more than 10% of our revenues. In 2009, 2010, 2011 and the six months ended June 30, 2012, we generated approximately 69%, 67%, 67% and 67% of our revenues, respectively, from customers in the United States and approximately 31%, 33%, 33% and 33% of our revenues, respectively, from customers outside of the United States.

Sales and Marketing

Sales

We market and sell our IT security and compliance solutions to customers directly through our sales teams as well as indirectly through our network of channel partners.

Our global sales force is organized into a field sales team, which focuses on enterprises, generally including organizations with more than 4,000 employees, and an inside sales team, which focuses on small to medium businesses, which generally include organizations with less than 4,000 employees. Both our field and inside sales teams are divided into three geographic regions, including the Americas; Europe, Middle East and Africa; and Asia-Pacific. We also further segment each of our sales teams into groups that focus on adding new customers or expanding relationships with existing customers.

Our channel partners maintain relationships with their customers throughout the territories in which they operate and provide their customers with services and third-party solutions to help meet those customers’ evolving security and compliance requirements. As such, these partners offer our IT security and compliance solutions in conjunction with one or more of their own products or services and act as a conduit through which we can connect with these prospective customers to offer our solutions. Our channel partners include security consulting organizations, managed service providers and resellers, such as Computacenter UK Ltd., Dell Inc., FishNet Security, Inc., Insight Technologies, Inc., Symantec Corporation and Verizon Communications Inc.

For sales involving a channel partner, the channel partner engages with the prospective customer directly and involves our sales team as needed to assist in developing and closing an order. When a channel partner secures a sale, we sell the associated subscription to the channel partner who in turn resells the subscription to the customer, with the channel partner earning a fee based on the total value of the order. Once the order is completed, we provide these customers with direct access to our solutions and other associated back-office applications, enabling us to establish a direct relationship as part of ensuring customer satisfaction with our solutions. At the end of the subscription term, the channel partner engages with the customer to execute a renewal order, with our sales team providing assistance as required. For the six months ended June 30, 2012, 40% of our revenues were generated by channel partners.

Marketing

Our marketing programs include a variety of online marketing, advertising, conferences, events, public relations activities and web-based seminar campaigns targeted at key decision makers within our prospective customers.

We have a number of marketing initiatives to build awareness and encourage customer adoption of our solutions. We offer free trials and services to allow prospective customers to experience the quality of our solutions, to learn in detail about the features and functionality of our cloud platform, and to quantify the potential benefits of our solutions.

Customer Support

We deliver 24x7x365 customer support from centers located in Redwood City, California; Durham, North Carolina; and Slough, United Kingdom. We recruit senior level technical personnel and trained subject matter experts who work closely with engineering and operations personnel to resolve issues quickly. Our security and compliance solutions can be deployed easily and are designed to be implemented and operated without the need for any professional services. Accordingly, we do not sell any professional services. However, we do offer various training programs as part of our subscriptions to all of our customers. We believe that our customer support helps ensure customer satisfaction and is critical to retaining and expanding our customer base. In addition, we leverage the insights drawn from our customers to further improve the functionality of our security and compliance solutions.

Research and Development

We devote significant resources to maintain, enhance and add new functionality to our QualysGuard Cloud Platform and the integrated suite of solutions that we offer. Our development organization consists of agile engineering teams with substantial security expertise in specific areas of our solutions. In addition to our development teams, we have also built a sophisticated research team focused on identifying threats and developing signatures for vulnerabilities and compliance checks so that we can provide our customers with daily updates and enable them to scan their assets for the latest threats. We conduct our research and development in the United States, Brazil, China, France, India, and United Kingdom, which gives us access to some of the best research and engineering talent in the world. Our focus remains to attract engineering talent as we continue to add new solutions and improve existing ones.

Our development team works closely with our customers and partners to gain valuable insights into their environments and gather feedback for threat research, product development and innovations. We typically release updates to our solutions, including enhancements and new features multiple times a year, and we measure the quality of our scan results on a frequent basis in an effort to maintain the highest level of scan accuracy.

The modular architecture of our cloud platform enables our engineering teams to simultaneously work on different features, accelerating the delivery of new functionalities to customers. Our research and development team also works collaboratively with our technical support team to ensure customer satisfaction and with our sales team to accelerate the adoption of our solutions.

Research and development expenses were $13.4 million, $15.8 million and $19.6 million for 2009, 2010 and 2011, respectively, and $10.2 million for the six months ended June 30, 2012.

Competition

The expanding capabilities of our security and compliance solutions have enabled us to address a growing array of opportunities in the cloud IT security and compliance market. We compete with a large and broad array of established and emerging vulnerability management vendors, compliance vendors and data security vendors in a highly fragmented and competitive environment.

We compete with large public companies, such as Hewlett-Packard Company, International Business Machines Corporation, McAfee, Inc. (a subsidiary of Intel Corporation) and Symantec Corporation, as well as private security providers including BeyondTrust Software, Inc., Lumension Security, Inc., nCircle Network Security, Inc., Rapid7 LLC, Tenable Network Security, Inc. and Trustwave Holdings, Inc. We also seek to replace IT security and compliance solutions that organizations have developed internally. As we continue to extend our cloud platform’s functionality by further developing security and compliance solutions, such as web application scanning and firewalls, we expect to face additional competition in these new markets.

We believe that the principal competitive factors affecting the market for cloud security and compliance solutions include product functionality, breadth of offerings, flexibility of delivery models, ease of deployment and use, total cost of ownership, scalability and performance, customer support and extensibility of platform. We believe that our suite of solutions generally competes favorably with respect to these factors. However, many of our primary competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and significantly greater resources than we do.

Intellectual Property

We rely on a combination of trade secrets, copyrights, patents and trademarks, as well as contractual protections, to establish and protect our intellectual property rights and protect our proprietary technology. We have several pending U.S. patent applications and an inbound license to four U.S. patents, which was obtained in connection with our acquisition of Nemean. The inbound license remains in effect until the licensed patents are no longer enforceable, unless the applicable license agreement is first terminated by us or terminated by the licensor for a breach of the agreement or if we undergo certain bankruptcy events. The licenses are currently exclusive and will remain exclusive so long as we make an appropriately-timed written election and pay an annual fixed royalty for ten years thereafter. These exclusive licenses are subject to the licensor’s reservation of certain rights in the patents and subject to the U.S. government’s reserved rights in the technology. We have a number of registered and unregistered trademarks. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. We view our trade secrets and know-how as a significant component of our intellectual property assets, as we have spent years designing and developing our QualysGuard Cloud Platform, which we believe differentiates us from our competitors.

Despite our efforts to protect our proprietary technology and our intellectual property rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solution. Policing unauthorized use of our technology and intellectual property rights is difficult.

We expect that software and other solutions in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Any of these third parties might make a claim of infringement against us at any time.

Employees

As of June 30, 2012, we had 334 full-time employees, including 121 in research and development, 127 in sales and marketing, 49 in operations and customer support and 37 in general and administrative. As of June 30, 2012, we had 249 employees in the United States and 85 employees internationally. None of our U.S. employees are covered by collective bargaining agreements. Employees in certain European countries have the benefits of collective bargaining arrangements at the national level. We believe our employee relations are good and we have not experienced any work stoppages.

Facilities

Our principal executive offices are located in Redwood City, California, where we occupy a 50,000 square-foot facility under a lease expiring on November 30, 2017. We have additional U.S. offices in Bellevue, Washington; Denver, Colorado; Durham, North Carolina; and Madison, Wisconsin. We also lease offices in Beijing, China; Courbevoie, France; Manila, Philippines; Munich, Germany; Pune, India; Ras al-Khaimah, United Arab Emirates; Slough, United Kingdom; and Tokyo, Japan. We believe our facilities are adequate for our current needs and for the foreseeable future.

We operate two principal data centers at third-party facilities in Santa Clara, California and Geneva, Switzerland.

Legal Proceedings

From time to time we may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of June 30, 2012:

Name	Age	Position
Executive Officers
Philippe F. Courtot	67	Chairman, President and Chief Executive Officer
Donald C. McCauley	60	Chief Financial Officer
Peter Albert	45	Vice President, Operations
Amer S. Deeba	45	Chief Marketing Officer
Bruce K. Posey	60	Vice President, General Counsel and Corporate Secretary
Sumedh S. Thakar	36	Vice President, Engineering
John N. Wilson	46	Executive Vice President, Worldwide Field Operations

Non-Employee Directors
Sandra E. Bergeron(1)(2)	53	Director
Donald R. Dixon(2)	64	Director
Jeffrey P. Hank(1)	52	Director
General Peter Pace(3)	66	Director
Howard A. Schmidt(3)	62	Director
Yves B. Sisteron(1)(3)	57	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

Executive Officers

Philippe F. Courtot has served as our Chairman, President and Chief Executive Officer since March 2001, and has been a director since January 2000. From April 1999 to February 2000, Mr. Courtot served as Chairman and Chief Executive Officer of Signio Inc., a secure payments solution provider, until its acquisition by VeriSign, Inc. Mr. Courtot holds a Master of Science degree from the University of Paris.

We believe that Mr. Courtot possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as our President and Chief Executive Officer and his background in the technology industry, as well as his perspective as one of our significant stockholders.

Donald C. McCauley has served as our Chief Financial Officer since February 2006. From August 1999 to July 2005, Mr. McCauley served as Vice President and Chief Financial Officer of iPass, Inc. Mr. McCauley holds a Bachelor of Science degree from the University of Rhode Island.

Peter Albert has served as our Vice President, Operations since April 2011. From November 1999 to August 2010, Mr. Albert held various positions at iPass, including Vice President of Network Operations and Vice President of Engineering. Mr. Albert holds an Associate of Science degree from West Valley College.

Amer S. Deeba has served as our Chief Marketing Officer since January 2007. Mr. Deeba joined us in 2001 and has held various positions with us since that time, including Vice President, Product

Marketing and Vice President, Strategic Alliances, before assuming his current position. From April 1999 until February 2000, Mr. Deeba served as Director of Product Management at Signio until its acquisition by VeriSign, and from February 2000 until June 2001 he held various positions at VeriSign, including General Manager of the Payment Division. Mr. Deeba holds a Bachelor of Engineering degree from the American University of Beirut and a Master of Science degree from Santa Clara University.

Bruce K. Posey has served as our Vice President and General Counsel since May 2012, and has been our Corporate Secretary since June 2012. From December 2011 to May 2012, Mr. Posey served as Senior Vice President, General Counsel and Corporate Secretary of IntelePeer, Inc. From January 2009 to December 2011, Mr. Posey served as Senior Vice President, General Counsel and Corporate Secretary at Openwave Systems, Inc. From July 2002 to January 2009, Mr. Posey served as Senior Vice President, General Counsel and Corporate Secretary at iPass. Mr. Posey holds a Bachelor of Science degree from the University of Oregon and a Juris Doctor degree from the University of Michigan Law School.

Sumedh S. Thakar has served as our Vice President, Engineering since December 2010. Mr. Thakar joined us in February 2003 and has held various positions with us since that time, including Principal Engineer, Engineering Manager and Director of Engineering, before assuming his current position. Mr. Thakar holds a Bachelor of Science degree from the University of Pune, India.

John N. Wilson has served as our Executive Vice President, Worldwide Field Operations since October 2010. From September 2009 to October 2010, Mr. Wilson served as Vice President of Security Solutions at Verizon Business, a division of Verizon Communications Inc. From October 2008 to September 2009, Mr. Wilson served as Vice President of Worldwide Sales at GFI Software Ltd., a security software company. From January 2005 to October 2008, Mr. Wilson held various positions with us, including Vice President, United States Field Operations. Mr. Wilson holds a Bachelor of Science degree from the United States Military Academy at West Point and a Master of Business Administration degree from Fordham University.

Non-Employee Directors

Sandra E. Bergeron has served as a director of our company since June 2006. From 2004 until 2012, Ms. Bergeron was a venture partner at Trident Capital, Inc., a venture capital firm. Ms. Bergeron currently serves on the board of directors of Sophos plc and previously served on the board of directors of ArcSight, Inc. until it was acquired by Hewlett-Packard Company in September 2010. Ms. Bergeron holds a Bachelor of Business Administration degree from Georgia State University and a Master of Business Administration degree from Xavier University.

We believe that Ms. Bergeron possesses specific attributes that qualify her to serve as a member of our board of directors, including her experience as a director of technology companies and her background in the venture capital industry.

Donald R. Dixon has served as a director of our company since 2000. Since 1993, Mr. Dixon has been a co-founder and managing director of Trident Capital. Since 2008, Mr. Dixon has served on the board of directors of XATA Corporation. Mr. Dixon also currently serves on the boards of directors of several private companies. Mr. Dixon holds a Bachelor of Science degree from Princeton University and a Master of Business Administration degree from the Stanford Graduate School of Business.

We believe that Mr. Dixon possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as a director of technology companies, his background in the venture capital industry and his perspective as a representative of one of our significant stockholders.

Jeffrey P. Hank has served as a director of our company since January 2010. From June 2005 to July 2012, Mr. Hank was the Vice President and Corporate Controller of Intuit, Inc. and since July 2012, he has served as the Vice President of Finance and Chief Accounting Officer of Intuit. From June 2002 until September 2003, Mr. Hank was an audit partner at KPMG LLP. From September 1994 until June 2002, Mr. Hank was an audit partner at Arthur Andersen LLP. Mr. Hank holds a Bachelor of Science degree in Business Administration from the University of California at Berkeley.

We believe that Mr. Hank possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as an executive at a technology company and his background in the accounting industry.

General Peter Pace has served as a director of our company since May 2009. Since October 2007, Gen. Pace has been a principal at Pace Enterprises LLC. From June 1967 until October 2007, Gen. Pace served in the United States Marine Corps, including as Chairman of the Joint Chiefs of Staff. Since February 2010, Gen. Pace has served on the board of directors of Pike Electric Corporation. Since January 2011, Gen. Pace has served on the board of directors of AAR Corp. Gen. Pace also currently serves on the boards of directors of several private companies and previously served on the President’s Intelligence Advisory Board and Secretary of Defense’s Defense Policy Board. Gen. Pace holds a Bachelor of Science degree from the U.S. Naval Academy and a Master of Science degree in Business Administration from The George Washington University.

We believe that Gen. Pace possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as a director of technology and defense companies and his background in public service.

Howard A. Schmidt has served as a director of our company since June 2012. From September 2008 until January 2010, Mr. Schmidt served as the President and Chief Executive Officer of the Information Security Forum, a non-profit corporation focused on cyber security and risk management. From May 2003 to June 2005, Mr. Schmidt served as the Vice President and Chief Information Officer and Chief Security Strategist at eBay Inc. From April 2004 to June 2005, Mr. Schmidt served as the Chief Security Strategist at the National Cyber Security Division of the Department of Homeland Security. Mr. Schmidt holds a Bachelor of Science degree and a Master of Science degree from the University of Phoenix.

We believe that Mr. Schmidt possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as an executive at technology companies and his background in public service.

Yves B. Sisteron has served as a director of our company since November 2003. Since 2000, Mr. Sisteron has been a Managing Partner and co-founder of GRP Partners, a private investment firm. Mr. Sisteron currently serves on the boards of directors of several private companies. Mr. Sisteron holds a Juris Doctor degree and a Master of Laws degree from the University of Law (Lyon) and a Master of Laws degree from the New York University School of Law.

We believe that Mr. Sisteron possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as a director of technology companies, his background in the venture capital industry and his perspective as a representative of one of our significant stockholders.

Codes of Business Conduct and Ethics

Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Upon the completion of this offering, our board of directors will consist of seven directors, six of whom will qualify as “independent” under the NASDAQ Stock Market listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, upon the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Ms. Bergeron and Mr. Sisteron, and their terms will expire at the annual meeting of stockholders to be held in 2013;

•	the Class II directors will be Mr. Dixon and Gen. Pace, and their terms will expire at the annual meeting of stockholders to be held in 2014; and

•	the Class III directors will be Mr. Courtot, Mr. Hank and Mr. Schmidt, and their terms will expire at the annual meeting of stockholders to be held in 2015.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has reviewed the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each of Ms. Bergeron, Mr. Dixon, Mr. Hank, Gen. Pace, Mr. Schmidt and Mr. Sisteron do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NASDAQ Stock Market. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director

Our board of directors has appointed Mr. Dixon to serve as our lead independent director. As lead independent director, Mr. Dixon will preside over periodic meetings of our independent directors, serve as a liaison between our Chairman and the independent directors and perform such additional duties as our board of directors may otherwise determine and delegate.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit Committee

Our audit committee consists of Ms. Bergeron, Mr. Hank and Mr. Sisteron, with Mr. Hank serving as Chairman. The composition of our audit committee meets the requirements for independence under current NASDAQ Stock Market listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the NASDAQ Stock Market listing standards. In addition, our board of directors has determined that Mr. Hank is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•

discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent accountants, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•

obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•

approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Compensation Committee

Our compensation committee consists of Ms. Bergeron and Mr. Dixon, with Mr. Dixon serving as Chairman. The composition of our compensation committee meets the requirements for independence under current NASDAQ Stock Market listing standards and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve and make recommendations to our board of directors regarding incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Nominating and Governance Committee

Our nominating and governance committee consists of Gen. Pace, Mr. Schmidt and Mr. Sisteron, with Mr. Schmidt serving as Chairman. The composition of our nominating and governance committee meets the requirements for independence under current NASDAQ Stock Market listing standards and SEC rules and regulations. Our nominating and governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices;

•	evaluate the adequacy of our corporate governance practices and reporting; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

Our nominating and governance committee will operate under a written charter, to be effective immediately prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the NASDAQ Stock Market.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Non-Employee Director Compensation

Prior to this offering, we had not implemented a formal policy with respect to compensation payable to our non-employee directors for service as directors. From time to time, we have granted stock options to our non-employee directors for their service on our board of directors. We have not paid cash compensation to any of our non-employee directors. We do, however, reimburse our directors for expenses associated with attending meetings of our board and meetings of committees of our board.

The following table provides information regarding stock options granted to certain of our non-employee directors during 2011. We did not pay cash or any other compensation to our non-employee directors during 2011. Directors who are also our employees receive no additional compensation for their service as a director. During 2011, one director, Mr. Courtot, our Chairman, President and Chief Executive Officer, was an employee. Mr. Courtot’s compensation is discussed in the section titled “Executive Compensation.”

2011 Director Compensation Table

Name	Option Awards ($)(1)		Total ($)
Sandra E. Bergeron	$51,075	(2)	$51,075
Donald R. Dixon	—		—
Jeffrey P. Hank	—		—
General Peter Pace	—		—
Alex Pinchev(3)	51,075	(4)	51,075
Howard A. Schmidt	—		—
Yves B. Sisteron	—		—

(1)

The dollar amounts in this column represent the compensation cost for the year ended December 31, 2011 of stock option awards granted in 2011. These amounts have been calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718, using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 7, “Employee Stock and Benefit Plans” to our consolidated financial statements included elsewhere in this prospectus.

(2)

Ms. Bergeron was granted a stock option to purchase 225,000 shares of common stock pursuant to our 2000 Plan. The shares subject to the option vest over 18 months in equal monthly installments. Ms. Bergeron has exercised these options.

(3)	Mr. Pinchev resigned as a member of our board of directors in June 2012.
(4)

Mr. Pinchev was granted a stock option to purchase 225,000 shares of common stock pursuant to our 2000 Plan. The shares subject to the option vest over 18 months in equal monthly installments. Mr. Pinchev has exercised these options.

On April 30, 2012, Gen. Pace was granted a stock option covering 225,000 shares of common stock with a vesting commencement date of May 18, 2012 and an exercise price per share of $0.84. This option is scheduled to vest, subject to Gen. Pace’s continued service to us, as to 1/18th of the total shares on each monthly anniversary of the vesting commencement date. This option was granted pursuant to our 2000 Plan and an individual stock option agreement.

On June 6, 2012, Ms. Bergeron was granted a stock option covering 225,000 shares of common stock with a vesting commencement date of July 1, 2012 and an exercise price per share of $0.89. This option is scheduled to vest, subject to Ms. Bergeron’s continued service to us, as to 1/18th of the total shares on each monthly anniversary of the vesting commencement date. This option was granted pursuant to our 2000 Plan and an individual stock option agreement.

On June 18, 2012, Mr. Schmidt was granted a stock option covering 450,000 shares of common stock with a vesting commencement date of June 18, 2012 and an exercise price per share of $0.89. This option is scheduled to vest, subject to Mr. Schmidt’s continued service to us, as to 1/36th of the total shares on each monthly anniversary of the vesting commencement date. This option was granted pursuant to our 2000 Plan and an individual stock option agreement.

Following the completion of this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards and annual cash retainers as compensation for service on our board of directors and committees of our board of directors. Under this policy, we intend to grant non-employee directors an annual stock option grant having a Black-Scholes value on the date of grant equal to the fair market value of such option on the date of grant.

EXECUTIVE COMPENSATION

2011 Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during 2011.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)		Non-Equity Incentive Plan Compensation ($)	Total ($)
Philippe F. Courtot Chairman, President and Chief Executive Officer	2011	$300,000	$—		$103,500	$403,500

Donald C. McCauley Chief Financial Officer	2011	300,000	340,500	(2)	77,625	718,125

Peter Albert(3) Vice President, Operations	2011	143,205	350,859	(4)	42,692	536,757

(1)

The dollar amounts in this column represent the compensation cost for 2011 of stock option awards granted in 2011. These amounts have been calculated in accordance with FASB ASC Topic 718, using the Black-Scholes option-pricing model. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For a discussion of valuation assumptions, see Note 7, “Employee Stock and Benefit Plans” to our consolidated financial statements included elsewhere in this prospectus.

(2)

Mr. McCauley’s option vests over two years in equal monthly installments. The option is subject to an early exercise right and may be exercised in full prior to the vesting of the shares underlying the option.

(3)	Mr. Albert became our Vice President, Operations in April 2011.
(4)

Mr. Albert’s option vests over four years in equal monthly installments. The option is subject to an early exercise right and may be exercised in full prior to the vesting of the shares underlying the option.

Non-Equity Incentive Plan Compensation

We provide our named executive officers with an opportunity to receive quarterly formula-based incentive amounts.

2011 Non-Equity Incentive Payments

For 2011, the target incentive amounts and the aggregate annual payments (paid on a quarterly basis) earned by our named executive officers under our 2011 Corporate Bonus Plan were the following:

Named Executive Officer	Target Award Opportunity	Actual Award Amount
Philippe F. Courtot	$120,000	$103,500
Donald C. McCauley	90,000	77,625
Peter Albert	60,000	42,962

The amount of the incentive payment was determined based on the growth in our bookings for the applicable quarter over the same quarter of the prior year. This bookings metric is calculated as the sum of the amounts of all new, renewal and upsell subscriptions purchased by customers and channel partners in each quarter. A named executive officer’s quarterly incentive payment is paid at 100% of target if the bookings metric for the applicable quarter equals or exceeds a certain target threshold as compared to the same quarter in the prior year. The quarterly incentive amount scales down to 25% of target if the bookings metric for the applicable quarter equals a minimum target threshold as compared to the same quarter in the prior year, and is zero if such minimum target threshold is not reached. To be eligible for a quarterly incentive payment under our 2011 Corporate Bonus Plan, an individual must be employed as of the last day of the quarter.

Executive Employment Arrangements

Philippe F. Courtot

We entered into an offer letter agreement on December 7, 2000 with Philippe F. Courtot, our Chairman, President and Chief Executive Officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Courtot’s current annual base salary is $300,000 and he is eligible for annual incentive payments equal to 40% of his base salary pursuant to our 2012 Corporate Bonus Plan.

Mr. Courtot holds one stock option that remains partially unvested. This option was granted on December 3, 2009 covering 10,532,354 shares with a vesting commencement date of January 25, 2011 and an exercise price per share of $0.38. This option is scheduled to vest, subject to Mr. Courtot’s continued employment, as to 1/48th of the total shares on each monthly anniversary of the vesting commencement date and is early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares upon termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. This option was granted pursuant to our 2000 Plan and an individual stock option agreement thereunder.

Mr. Courtot’s option provides that if within 12 months following a “change of control” (as defined in his stock option grant notice), his employment is terminated without “cause” (as defined in his stock option grant notice) or he resigns for “good reason” (as defined in his stock option grant notice), then, in each case, subject to the execution of a release of claims, he receives 100% vesting acceleration of such option. In addition, as described further below under “—Employee Benefit and Stock Plans—2000 Equity Incentive Plan, as amended,” (i) upon a change in control transaction where the acquiring entity does not assume or substitute for our outstanding stock options, and (ii) after the effective date of this offering, upon an acquisition by any person of securities representing at least 50% of the combined voting power entitled to vote for directors, Mr. Courtot’s outstanding and unvested option fully accelerates, in each case, subject to Mr. Courtot’s continuous employment through the applicable transaction.

Donald C. McCauley

We entered into an offer letter agreement on February 7, 2006 with Donald C. McCauley, our Chief Financial Officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. McCauley’s current annual base salary is $300,000 and he is eligible for annual incentive payments equal to 30% of his base salary pursuant to our 2012 Corporate Bonus Plan. Mr. McCauley’s offer letter provides that if his employment is terminated without cause, then, subject to execution of a release of claims, Mr. McCauley receives severance equal to six months of his then-current base salary and six months of COBRA coverage.

Mr. McCauley holds one stock option that remains partially unvested. This option was granted on February 3, 2011 covering 1,500,000 shares with a vesting commencement date of February 29, 2012 and an exercise price per share of $0.44. This option is scheduled to vest, subject to Mr. McCauley’s continued employment, as to 1/24th of the total shares on each monthly anniversary of the option’s vesting commencement date and is early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares upon termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. These options were granted pursuant to our 2000 Plan and an individual stock option agreement thereunder.

Mr. McCauley’s option grant provides that if he is our employee, or an employee of a parent or subsidiary of ours, on the date of the consummation of an “acquisition” (as defined in his stock option grant notice), he receives 100% vesting acceleration of such option. In addition, as described further below under “—Employee Benefit and Stock Plans—2000 Equity Incentive Plan, as amended,” (i) upon a change in control transaction where the acquiring entity does not assume or substitute for our outstanding stock options, and (ii) after the effective date of this offering, upon an acquisition by any person of securities representing at least 50% of the combined voting power entitled to vote for directors, Mr. McCauley’s outstanding and unvested options fully accelerate, in each case, subject to Mr. McCauley’s continuous employment through the applicable transaction.

Peter Albert

We entered into an offer letter agreement on April 14, 2011 with Peter Albert, our Vice President, Operations. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Albert’s current annual base salary is $200,000 and he is eligible for annual incentive payments equal to 30% of his base salary pursuant to our 2012 Corporate Bonus Plan.

Mr. Albert holds one stock option that remains partially unvested. This option was granted on April 28, 2011 covering 1,423,942 shares with a vesting commencement date of April 14, 2011 and an exercise price per share of $0.48. This option is scheduled to vest, subject to Mr. Albert’s continued employment, as to 1/48th of the total shares on each monthly anniversary of the vesting commencement date and is early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares upon termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. This option was granted pursuant to our 2000 Plan and an individual stock option agreement thereunder.

Mr. Albert’s option grant provides that if within 12 months following the consummation of an “acquisition” (as defined in his stock option grant notice), his employment is terminated without “cause” (as defined in his stock option grant notice) or he resigns for “good reason” (as defined in his stock option grant notice), then, in each case, subject to the execution of a release of claims, he receives 50% vesting acceleration of the then unvested shares subject to the option. In addition, as described further below under “—Employee Benefit and Stock Plans—2000 Equity Incentive Plan, as amended,” (i) upon a change in control transaction where the acquiring entity does not assume or substitute for stock options, and (ii) after the effective date of this offering, upon an acquisition by any person of securities representing at least 50% of the combined voting power entitled to vote for directors, Mr. Albert’s outstanding and unvested options fully accelerate, in each case, subject to Mr. Albert’s continuous employment through the applicable transaction.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information concerning equity awards held by our named executive officers as of December 31, 2011.

	Option Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options(1)			Option Exercise Price ($)	Option Expiration Date
		Exercisable		Unexercisable
Philippe F. Courtot.	1/25/2007	9,357,822		—	$0.19	1/24/2017
	1/25/2011	10,532,354	(2)	—	0.38	12/2/2019

Donald C. McCauley	2/28/2006	918,381		—	0.14	6/29/2016
	2/28/2010	1,500,000		—	0.28	5/7/2019
	2/29/2012	1,500,000	(3)	—	0.44	2/2/2021

Peter Albert	4/14/2011	1,423,942	(4)	—	0.48	4/27/2021

(1)	The options listed are subject to an early exercise right and may be exercised in full prior to vesting of the shares underlying the option.
(2)

1/48th of the total number of shares subject to this stock option vest monthly starting on the one month anniversary of the vesting commencement date. 100% of the unvested options will accelerate if, within 12 months following a change of control, Mr. Courtot resigns from his employment for good reason or is terminated without cause.

(3)

1/24th of the total number of shares subject to this stock option vest monthly starting on the one month anniversary of the vesting commencement date. 100% of the unvested shares subject to the option will accelerate upon an acquisition.

(4)

1/48th of the total number of shares subject to this stock option vest monthly starting on the one month anniversary of the vesting commencement date. 50% of the unvested shares subject to the option will accelerate if, within 12 months following an acquisition, Mr. Albert resigns from his employment for good reason or is terminated without cause.

Employee Benefit and Stock Plans

2012 Equity Incentive Plan

Prior to the completion of this offering, our board of directors intends to adopt our 2012 Plan and we expect our stockholders to approve our 2012 Plan. Subject to stockholder approval, our 2012 Plan will be effective upon the later to occur of its adoption by our board of directors or one business day prior to the effective date of the registration statement of which this prospectus forms a part. Our 2012 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares

A total of              shares of our common stock are expected to be reserved for issuance pursuant to our 2012 Plan, of which no awards are issued and outstanding. In addition, the shares to be reserved for issuance under our 2012 Plan will also include (a) those shares reserved but unissued under our 2000 Plan and (b) shares returned to our 2000 Plan as the result of expiration or termination of awards (provided that the maximum number of shares that may be added to our 2012 Plan pursuant to (a) and (b) is              shares). The number of shares available for issuance under our 2012 Plan will also include an annual increase on the first day of each year beginning in 2014, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

Plan Administration

Our board of directors or one or more committees appointed by our board of directors will administer our 2012 Plan. We anticipate that the compensation committee of our board of directors will administer our 2012 Plan. The compensation committee consists of two “outside directors” within the meaning of Section 162(m) of the Code, or Section 162(m), so that awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) may remain eligible to qualify. In addition, if we determine it is desirable to qualify transactions under our 2012 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2012 Plan, the administrator will have the power to administer the plan, including but not limited to the power to interpret the terms of our 2012 Plan and awards granted under it, to create, amend and revoke rules relating to the administration of our 2012 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator will also have the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options

Our 2012 Plan will provide for the granting of stock options. Our 2012 Plan will provide that the exercise price of options granted there under must at least be equal to the fair market value of our common stock on the date of grant. Our 2012 Plan will also provide that the term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. Our 2012 Plan will also provide that after the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, under our 2012 Plan, in no event may an option be exercised later than the expiration of its term. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights

Our 2012 Plan will provide for the granting of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2012 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

Our 2012 Plan will provide for the granting of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2012 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

Our 2012 Plan will provide for the granting of restricted stock units. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2012 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares

Our 2012 Plan will provide for the granting of performance units and performance shares. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, shares or in some combination thereof.

Outside Directors

Our 2012 Plan will provide that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2012 Plan. In connection with this offering, we intend to implement a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under our 2012 Plan.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2012 Plan generally will not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under our 2012 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2012 Plan and/or the number, class and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2012 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2012 Plan will provide that in the event of a merger or change in control, as defined under our 2012 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendments; Terminations

The administrator will have the authority to amend, suspend or terminate our 2012 Plan provided such action does not impair the existing rights of any participant. Our 2012 Plan will automatically terminate in 2022, unless we terminate it sooner.

2000 Equity Incentive Plan, as amended

Our board of directors adopted and approved our 2000 Plan in February 2000 and our stockholders approved it in February 2000. The term of our 2000 Plan was extended by our board of directors and our stockholders on January 29, 2010. Our 2000 Plan was most recently amended on June 6, 2012.

Authorized Shares

Our 2000 Plan will be terminated in connection with this offering and, accordingly, no shares will be available for issuance under this plan after the completion of this offering. Our 2000 Plan will continue to govern outstanding awards granted thereunder. An aggregate of 119,878,566 shares of our common stock have been reserved for issuance under our 2000 Plan. Our 2000 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock bonuses and rights to acquire restricted stock. As of June 30, 2012, options to purchase 67,861,015 shares of our common stock remained outstanding under our 2000 Plan and 7,966,243 shares of our common stock were reserved for future issuance.

Plan Administration

Our board of directors or one or more committees comprised of one or more members of our board of directors appointed by our board of directors administers our 2000 Plan. Our compensation committee administers our 2000 Plan. The compensation committee consists of two “outside directors” within the meaning of Section 162(m) of the Code, and two “non-employee directors” within the meaning of Rule 16b-3, and, within the limits under our 2000 Plan, the board of directors or the compensation committee may delegate administrative authority under our 2000 Plan. Subject to the provisions of our 2000 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of our 2000 Plan and awards granted under it, create, amend and revoke rules for the administration of our 2000 Plan and to determine which persons receive awards, when and how awards will be granted, what type of awards will be granted, the provisions of each award, and the number of shares awarded to each person. The administrator may correct any defect, omission or inconsistency in our 2000 Plan or in any award agreement. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have with a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options

Stock options may be granted under our 2000 Plan. The exercise price per share of all options must equal at least 100% of the fair market value per share of our common stock on the date of grant. The term of an option may not exceed 10 years. An incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or that of any parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value per share of our common stock on the date of grant. The purchase price of shares acquired on exercise of an option will be paid, to the extent permitted by applicable laws, either in cash or, at the discretion of the administrator, in other forms of legal consideration that may be acceptable to the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for three months following termination (or such longer or shorter period specified in an option agreement, which period will not be less than 30 days prior to the effective date of this offering). If termination is due to disability or death, the option will remain exercisable, to the extent vested as of such date of termination, for 12 months in the case of disability and 18 months in the case of death (or, in each case, such longer or shorter period specified in a stock option agreement). However, in no event may an option be exercised after its expiration. Subject to the provisions of our 2000 Plan, the administrator determines the other terms of options.

Stock Bonuses

Stock bonuses may be granted under our 2000 Plan. Stock bonus awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. A stock bonus may be awarded in consideration for past services actually rendered. Shares subject to stock bonuses will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator and set forth in a stock bonus agreement.

Restricted Stock

Restricted stock may be granted under our 2000 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator and set forth in a restricted stock purchase agreement.

Transferability of Awards

Our 2000 Plan generally does not allow for the transfer of awards and only the recipient of an option may exercise such an award during his or her lifetime. The administrator may allow nonstatutory stock options to be transferrable to the extent provided in the option agreement, and prior to the completion of this offering, to the extent permitted by applicable laws.

Capitalization Adjustment

In the event of certain changes in our capitalization, our 2000 Plan will be appropriately adjusted in the class(es) and maximum number of shares subject to our 2000 Plan and any maximum share limitations, and the outstanding awards will be adjusted in the class(es) and number of securities and price per share subject to such outstanding awards. In the event of our proposed liquidation or dissolution, all outstanding awards terminate immediately prior to such event.

Change in Control

Our 2000 Plan provides that in the event of change in control through the sale, lease or other disposition of all or substantially all of our assets, our consolidation or merger or other corporate reorganization in which our shareholders immediately before the transaction own less than 50% of the outstanding voting power of the surviving entity (or its parent) following the transaction, or a transaction or series of transactions in which in excess of 50% of our outstanding voting power is transferred, as described in our 2000 Plan, each outstanding award will be assumed or substituted by the surviving or acquiring entity for an equivalent award. In the event that awards are not assumed or substituted, then with respect to awards held by participants whose continuous service with us has not terminated, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full, and the awards will terminate if not exercised (if applicable) at or prior to a time established by the administrator. With respect to any other awards outstanding under our 2000 Plan, such awards will terminate if not exercised (if applicable) at or prior to such event. Our 2000 Plan also provides that after the listing of our common stock on an exchange, in the event of an acquisition of the beneficial ownership of securities representing at least 50% of the combined voting power entitled to vote on directors, then with respect to awards held by participants whose continuous service with us has not terminated, the vesting of such awards (and, if applicable, the time during which such awards may be exercised) will be accelerated in full.

Amendments; Terminations

The administrator may amend, suspend or terminate our 2000 Plan at any time, provided that such action will not impair the existing rights of any participant unless such participant consents in writing. As noted above, in connection with this offering, our 2000 Plan will be terminated and no further awards will be granted thereunder. All outstanding awards will continue to be governed by their existing terms.

2012 Corporate Bonus Plan

We sponsor and maintain a 2012 Corporate Bonus Plan, or our 2012 Bonus Plan, for the benefit of our officers and other employees that are designated as participants in our 2012 Bonus Plan. Our 2012 Bonus Plan is effective for the 2012 calendar year. Each calendar quarter is a separate bonus period. The 2012 Bonus Plan provides for quarterly formula-based incentive payments. The amount of each incentive payment is determined based on the growth in our bookings for the applicable quarter over the same quarter of the prior year. This bookings metric is calculated as the sum of the amounts of all new, renewal and upsell subscriptions purchased by customers and channel partners in each quarter. A participant’s quarterly bonus is paid at 100% of target if the bookings metric for the applicable quarter equals or exceeds a certain target threshold as compared to the same quarter in the prior year, and is zero if such minimum target threshold is not reached. The quarterly bonus scales down to 25% of target if the bookings metric for the applicable quarter equals a minimum target threshold as compared to the same quarter in the prior year. To be eligible for a quarterly payment under our 2012 Corporate Bonus Plan, an individual must be employed as of the last day of the quarter.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible employees with an opportunity to save for retirement on a tax advantaged basis. All participants’ interests in their deferrals are 100% vested when contributed. In 2011 and for the six months ended June 30, 2012, we made no matching contributions into the 401(k) plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements and indemnification arrangements discussed above in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2009 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Investor Rights Agreement

On July 12, 2005, we entered into an Amended and Restated Investor Rights Agreement with the holders of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of June 30, 2012, the holders of 182,320,095 shares of our common stock, including our common stock issuable after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Right of First Refusal and Co-Sale Agreement

We are a party to a right of first refusal and co-sale agreement which imposes restrictions on the transfer of our capital stock. Upon the completion of this offering, the right of first refusal and co-sale agreement will terminate and the restrictions on the transfer of our capital stock set forth in the agreement will no longer apply.

Voting Agreement

We are a party to a voting agreement under which certain holders of our capital stock, including entities with which Donald R. Dixon and Yves B. Sisteron, members of our board of directors, are affiliated, have agreed to vote in a certain way on certain matters, including with respect to the election of directors. Messrs. Dixon and Sisteron were elected to our board of directors pursuant to this voting agreement as representatives of our preferred stockholders. Upon the completion of this offering, the voting agreement will terminate and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or the voting of capital stock of the company.

Secured Promissory Notes

On July 30, 2009, we repaid $1,496,925 to each of Mai Courtot, the wife of our Chairman, President and Chief Executive Officer, Philippe F. Courtot, and Trident Capital, Inc. and certain of its affiliates, entities affiliated with Donald R. Dixon, a member of our board of directors, pursuant to secured promissory notes each dated as of July 12, 2005. These secured promissory notes bore interest at a rate of 7.75% per annum.

The following table summarizes the repayments to Ms. Courtot and Trident Capital, Inc. and certain of its affiliates:

Name	Aggregate Repayment
Mai Courtot	$1,496,925
Trident Capital, Inc.(1)	$1,496,925

(1)

Includes $7,437 repaid to Trident Capital Fund-V Affiliates Fund (Q), L.P, $7,794 repaid to Trident Capital Fund-V Affiliates Fund, L.P., $101,880 repaid to Trident Capital Parallel Fund-V, C.V., $38,814 repaid to Trident Capital Fund-V Principals Fund, L.P. and $1,341,000 repaid to Trident Capital Fund-V, L.P.

Warrant Exercises

In March 2011, Mai Courtot, the wife of our Chairman, President and Chief Executive Officer, Philippe F. Courtot, elected to purchase 40,939 shares of our Series C preferred stock at a price of $0.38 per share pursuant to a warrant dated May 19, 2006 for a total purchase price of $15,385 and elected to purchase 307,545 shares of our Series C preferred stock at a purchase price of $0.37 per share pursuant to a warrant dated July 12, 2005 for a total purchase price of $112,500.

Offer Letter Agreements

In addition to the offer letter agreements discussed in the section titled “Executive Compensation—Executive Employment Arrangements,” we have entered into offer letter agreements with the following individuals.

Amer S. Deeba

We entered into an offer letter agreement on September 4, 2001 with Amer S. Deeba, our Chief Marketing Officer. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Deeba’s current annual base salary is $200,000 and he is eligible for an annual performance-based compensation payment of 30% of his base salary.

Mr. Deeba holds two stock options that remain partially unvested. These stock options were granted on November 5, 2010 covering 500,000 shares, with a vesting commencement date of November 5, 2010 and an exercise price per share of $0.41 and on April 30, 2012 covering 400,000 shares, with a vesting commencement date of April 30, 2012 and an exercise price per share of $0.84. These options are scheduled to vest, subject to Mr. Deeba’s continued employment, as to 1/24th of the total shares on each monthly anniversary of the respective vesting commencement date and are early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares on a termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. These options were granted pursuant to our 2000 Plan and individual stock option agreements.

Sumedh S. Thakar

We entered into an offer letter agreement on January 20, 2003 with Sumedh S. Thakar, our Vice President, Engineering. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Thakar’s current annual base salary is $200,000 and he is eligible for an annual performance-based compensation payment of 30% of his base salary.

Mr. Thakar holds five stock options that remain partially unvested. These stock options were granted on January 28, 2009 covering 50,000 shares with a vesting commencement date of December 16, 2008 and an exercise price per share of $0.28, on May 7, 2010 covering 50,000 shares with a vesting commencement date of December 16, 2009 and an exercise price per share of $0.41, on February 3, 2011 covering 500,000 shares with a vesting commencement date of December 1, 2010 and an exercise price per share of $0.44, on November 4, 2011 covering 200,000 shares with a vesting commencement date of November 4, 2011 and an exercise price per share of $0.59 and on April 30, 2012 covering 500,000 shares with a vesting commencement date of April 30, 2012 and an exercise price per share of $0.84. These options are scheduled to vest, subject to Mr. Thakar’s continued employment, as to 1/48th of the total shares on each monthly anniversary of the respective vesting commencement date and are early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares on a termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. These options were granted pursuant to our 2000 Plan and individual stock option agreements.

John N. Wilson

We entered into an offer letter agreement on August 25, 2010 with John N. Wilson, our Executive Vice President, Worldwide Field Operations. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Wilson’s current annual base salary is $200,000 and he is eligible for quarterly payments of $43,750 in sales commissions.

Mr. Wilson holds two stock options that remain partially unvested. These stock options were granted on November 5, 2010 covering 1,805,912 shares with a vesting commencement date of October 29, 2010 and an exercise price per share of $0.41 and on November 4, 2011 covering 200,000 shares with a vesting commencement date of November 4, 2011 and an exercise price per share of $0.59. These options are scheduled to vest, subject to Mr. Wilson’s continued employment, as to 1/36th for the November 5, 2010 grant and 1/48th for the November 4, 2011 grant of the total shares on each monthly anniversary of the respective vesting commencement date and are early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares on a termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. These options were granted pursuant to our 2000 Plan and individual stock option agreements.

Bruce K. Posey

We entered into an offer letter agreement on May 8, 2012 with Bruce K. Posey, our Vice President, General Counsel and Corporate Secretary. The offer letter agreement has no specific term and constitutes at-will employment. Mr. Posey’s current annual base salary is $250,000 and he is eligible for an annual performance-based compensation payment of 30% of his base salary.

Mr. Posey holds one stock option grant that remains unvested. This stock option was granted on June 6, 2012 covering 1,480,932 shares, with a vesting commencement date of May 21, 2012 and an exercise price per share of $0.89. This option grant is scheduled to vest, subject to Mr. Posey’s continued employment, as to 1/48th of the total shares on each monthly anniversary of the vesting commencement date and is early-exercisable as to unvested shares, subject to our right to repurchase any unvested shares on a termination of employment for any reason at a repurchase price per share equal to the lesser of the original purchase price per share or the fair market value per share on the termination of employment date. This option was granted pursuant to our 2000 Plan and an individual stock option agreement.

Other Transactions

We have granted stock options to our executive officers and certain of our directors. See the sections titled “Executive Compensation—2011 Summary Compensation Table” and “Management—2011 Director Compensation Table” for additional information.

We have entered into change in control arrangements with certain of our executive officers that, among other things, provide for certain severance and change in control benefits. See the section titled “Executive Compensation—Executive Employment Arrangements” for additional information.

Other than as described in this section titled “Certain Relationships and Related Party Transactions,” since January 1, 2009, we have not entered into any transactions, nor are there any currently proposed transactions, between us and a related party where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest. We believe the terms of the transactions described above were comparable to terms we could have obtained in arm’s length dealings with unrelated third parties.

Limitation of Liability and Indemnification of Officers and Directors

We will agree to indemnify our officers and directors for certain matters pursuant to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, as well as pursuant to indemnification agreements that we will enter into with each of our officers and directors prior to the completion of this offering. See the section titled “Description of Capital Stock—Limitation of Liability and Indemnification of Officers and Directors” for additional information.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter will provide that the audit committee shall review and approve or disapprove any related party transactions. As of the date of this prospectus, we have not adopted any formal standards, policies or procedures governing the review and approval of related party transactions, but we expect that our audit committee will do so in the future.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of June 30, 2012, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, by:

•	each of our executive officers;

•	each of our directors;

•	all executive officers and directors as a group;

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock; and

•	each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. We have deemed shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2012 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 233,512,570 shares of our common stock outstanding as of June 30, 2012, which includes 175,973,235 shares of common stock resulting from the automatic conversion of all outstanding shares of our convertible preferred stock upon the completion of this offering, as if this conversion had occurred as of June 30, 2012. Percentage ownership of our common stock after this offering assumes the sale by us of              shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o Qualys, Inc., 1600 Bridge Parkway, Redwood City, California 94065.

	Shares Beneficially Owned Prior to this Offering+			Shares Beneficially Owned After this Offering
Name of Beneficial Owner	Number	Percentage	Number of Shares Being Offered in this Offering	Number	Percentage
Executive Officers and Directors:
Philippe F. Courtot(1)	98,629,233	38.92%
Donald C. McCauley(2)	5,518,381	2.32%
Peter Albert(3)	1,423,942	*
Sandra E. Bergeron(4)	1,125,000	*
Amer S. Deeba(5)	3,476,602	1.47%
Donald R. Dixon(6)	62,886,577	26.93%
Jeffrey P. Hank(7)	450,000	*
Gen. Peter Pace(8)	675,000	*
Bruce K. Posey(9)	1,480,932	*
Howard A. Schmidt(10)	1,026,892	*
Yves B. Sisteron(11)	25,097,227	10.75%
Sumedh S. Thakar(12)	1,512,899	*
John N. Wilson(13)	2,560,912	1.09%
All executive officers and directors as a group (13 persons)(14)	205,869,597	76.87%
5% Stockholders:
Entities associated with Trident Capital, Inc.(15)	62,886,577	26.93%
Entities affiliated with GRP Partners(16)	25,097,227	10.75%
Selling Stockholders:

+	Certain options to purchase shares of our capital stock included in this table are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.
*	Represents beneficial ownership of less than 1%.
(1)

Consists of 11,882,043 shares of common stock, 66,150,729 shares of common stock issuable upon the conversion of preferred stock and 19,890,176 shares of common stock subject to options exercisable within 60 days of June 30, 2012. In addition, consists of 21,995 shares of common stock and 684,290 shares of common stock issuable upon the conversion of preferred stock held of record by Mai Courtot, Mr. Courtot’s spouse.

(2)	Consists of 1,600,000 shares of common stock and 3,918,381 shares of common stock subject to options exercisable within 60 days of June 30, 2012.
(3)	Consists of 1,423,942 shares of common stock subject to an option exercisable within 60 days of June 30, 2012.
(4)

Consists of 900,000 shares of common stock and 225,000 shares of common stock subject to an option exercisable within 60 days of June 30, 2012. The outstanding shares of common stock are held in the Bergeron Family Trust DTD 11/15/2004, for which Ms. Bergeron is a trustee.

(5)	Consists of 708,326 shares of common stock and 2,768,276 shares of common stock subject to options exercisable within 60 days of June 30, 2012.
(6)

Consists of shares listed in footnote 12 below which are held by Trident Capital, Inc. and its associated entities. Mr. Dixon, one of our directors, shares voting and investment power with respect to the shares held by Trident Capital and its associated entities.

(7)	Consists of 450,000 shares of common stock subject to an option exercisable within 60 days of June 30, 2012.
(8)	Consists of 450,000 shares of common stock and 225,000 shares of common stock subject to an option exercisable within 60 days of June 30, 2012.
(9)	Consists of 1,480,932 shares of common stock subject to an option exercisable within 60 days of June 30, 2012.
(10)

Consists of 486,508 shares of common stock held jointly with Mr. Schmidt’s wife, 90,384 shares of common stock issuable upon the conversion of preferred stock held in Mr. Schmidt’s name and 450,000 shares of common stock subject to an option exercisable within 60 days of June 30, 2012.

(11)

Consists of shares listed in footnote 13 below, which are held by GRP Partners and its affiliated entities. Mr. Sisteron, one of our directors, shares voting and investment power with respect to the shares held by GRP Partners and its affiliates.

(12)	Consists of 65,399 shares of common stock and 1,447,500 shares of common stock subject to options exercisable within 60 days of June 30, 2012.
(13)	Consists of 555,000 shares of common stock and 2,005,912 shares of common stock subject to options exercisable within 60 days of June 30, 2012.
(14)	Includes 34,285,119 shares subject to options exercisable within 60 days of June 30, 2012.
(15)

Consists of 53,603,237 shares of common stock issuable upon the conversion of preferred stock and 2,789,824 shares of common stock held of record by Trident Capital Fund-V, L.P., a Delaware limited partnership, 4,072,418 shares of common stock issuable upon the conversion of preferred stock and 211,952 shares of common stock held of record by Trident Capital Parallel Fund-V, C.V., a partnership organized under the laws of the Netherlands, 1,487,883 shares of common stock issuable upon the conversion of preferred stock and 80,747 shares of common stock held of record by Trident Capital Fund-V Principals Fund, L.P., a Delaware limited partnership, 311,542 shares of common stock issuable upon the conversion of preferred stock and 16,215 shares of common stock held of record by Trident Capital Fund-V Affiliates Fund, L.P., a Delaware limited partnership, 297,286 shares of common stock issuable upon the conversion of preferred stock and 15,473 shares of common stock held of record by Trident Capital Fund-V Affiliates Fund (Q), L.P., a Delaware limited partnership. Trident Capital Management-V, L.L.C, a Delaware limited liability company (“TCM-V”), is the sole general partner of Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P. and Trident Capital Fund V Principals Fund, L.P. TCM-V is the sole investment general partner of Trident Capital Parallel Fund-V, C.V. The members of TCM-V are Donald R. Dixon, Bonnie N. Kennedy, Peter T. Meekin, John H. Moragne and Robert C. McCormack (collectively, the “Managers”), together in the case of certain such individuals with their respective family planning vehicles. The Managers of TCM-V share voting and investment power with respect to the shares held by each fund. The address of Trident Capital, Inc. is 505 Hamilton Avenue, Suite 200, Palo Alto, California 94301.

(16)

Consists of 16,577,237 shares of common stock issuable upon the conversion of preferred stock held of record by AOS Partners, L.P., a Delaware limited partnership, 5,759,296 shares of common stock issuable upon the conversion of preferred stock held of record by GRPVC, L.P., a Delaware limited partnership, 2,007,778 shares of common stock issuable upon the conversion of preferred stock held of record by GRP II Investors, L.P., a Delaware limited partnership, and 752,916 shares of common stock issuable upon the conversion of preferred stock held of record by GRP II Partners, L.P., a Delaware limited partnership. Hique, Inc. is the sole general partner of AOS Partners, L.P. GRP Management Services Corp. is the sole general partner of GRPVC, L.P., GRP II Investors, L.P. and GRP II Partners, L.P. The investment committee members of Hique, Inc. are Brian McLoughlin, Mark Suster and Steven Dietz. The investment committee members of GRP Management Services Corp. are Yves B. Sisteron, Steven Dietz, Brian McLoughlin and Mark Suster. The investment committee members of Hique, Inc. and GRP Management Services Corp. share voting and investment power with respect to the shares held by each fund. The address for GRP Partners is 2121 Avenue of the Stars, Suite 1630, Los Angeles, California 90067.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We intend to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to an investor. For a complete description of the matters set forth in this section, please refer to our amended and restated certificate of incorporation, amended and restated bylaws and investors’ rights agreement, which are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of              shares of common stock, $0.001 par value per share, and              shares of undesignated preferred stock, $0.001 par value per share.

Assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 175,973,235 shares of our common stock, which will occur upon the completion of this offering, as of June 30, 2012, there were 233,512,570 shares of our common stock outstanding, held by 431 stockholders of record, and no shares of our preferred stock outstanding. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Immediately after the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to              shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

After the completion of this offering, certain holders of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our Amended and Restated Investor Rights Agreement dated as of July 12, 2005 and are described in additional detail below. These registration rights will expire five years following the completion of this offering, or, with respect to any particular stockholder, when, following the completion of this offering, such stockholder (together with its affiliates, partners and former partners) holds less than one percent of our total outstanding common stock, or when such stockholder is able to sell all of its shares pursuant to Rule 144 of the Securities Act or a similar exemption during any 90-day period without volume limitations. We will pay the registration expenses (other than underwriting discounts and selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with this offering, each stockholder that has registration rights agreed not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Underwriting” for additional information.

Demand Registration Rights

After the completion of this offering, the holders of approximately 182,320,095 shares of our common stock will be entitled to certain demand registration rights. 180 days after the effective date of this offering, the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. If we determine that it would be seriously detrimental to our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 120 days. Additionally, we will not be required to effect a demand registration during the period beginning with the date of filing of, and ending 180 days following the effectiveness of, a registration statement relating to the initial public offering of our securities.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities the holders of approximately 182,320,095 shares of our common stock may be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to a company stock plan and (2) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration.

S-3 Registration Rights

After the completion of this offering, the holders of approximately 182,320,095 shares of our common stock will be entitled to certain S-3 registration rights. The holders of at least 20% of these shares then outstanding can make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request is received from holders with at least 20% of such shares and covers at least that number of shares with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $1.0 million. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations in a given twelve-month period. Additionally, if we determine that it would be seriously detrimental to our stockholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Anti-Takeover Provisions

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law, or Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Board of Directors Vacancies

Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

Classified Board

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board of Directors” for additional information.

Stockholder Action and Special Meeting of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the Chairman of our board of directors, our Chief Executive Officer or our President, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Amendment of Charter Provisions

Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

Issuance of Undesignated Preferred Stock

Our board of directors will have the authority, without further action by the stockholders, to issue up to              shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Choice of Forum

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation will include the foregoing provision, in light of several pending lawsuits challenging the validity of choice of forum provisions in other companies’ organizational documents, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Limitation of Liability and Indemnification of Officers and Directors

Our amended and restated certificate of incorporation will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our amended and restated bylaws will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws, and indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained or will obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement provides, or will provide, for indemnification by the underwriters of us and our directors, officers and employees for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing Exchange

We have applied for listing of our common stock on the NASDAQ Stock Market under the symbol “QLYS.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number is (800) 662-7232.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of June 30, 2012, we will have a total of                          shares of our common stock outstanding. Of these outstanding shares, all of the              shares of common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our Amended and Restated Investor Rights Agreement described above in the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of June 30, 2012, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of our common stock sold in this offering will be immediately available for sale in the public market;

•

beginning 181 days after the date of this prospectus, subject to extension as described in the section titled “Underwriting” below,          additional shares of our common stock will become eligible for sale in the public market, of which          shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•

the remainder of the shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, the selling stockholders, all of our directors and officers and the holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any security convertible into or exercisable or exchangeable for common stock; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that no such extension shall apply from and after such date, if any, as the Financial Industry Regulation Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering).

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of 182,320,095 shares of our common stock, or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Equity Incentive Plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2000 Plan and our 2012 Plan. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

Please consult with a tax advisor with respect to the application of the U.S. federal income tax laws, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder is a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (or other entity classified as a partnership for U.S. federal income tax purposes). A U.S. holder means a beneficial owner of our common stock that is:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce the holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. See the section titled “—Gain on Disposition of Common Stock” for additional information.

Any dividend paid on our common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, the holder must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty be able to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by the holder that are effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by the holder in the U.S.), are includible in the holder’s gross income in the taxable year received and may be exempt from U.S. withholding tax. In order to obtain this exemption, the holder must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if the holder is a corporate non-U.S. person, dividends it receives that are effectively connected with its conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

A holder generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with such holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by such holder in the United States);

•

such holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such holder’s disposition of, or such holder’s holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if a holder actually or constructively holds more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding such holder’s disposition of, or such holder’s holding period for, our common stock. If any gain on a holder’s disposition is taxable because we are a USRPHC and such holder’s ownership of our common stock exceeds 5%, the holder will be taxed on such disposition generally in the manner applicable to U.S. persons and in addition, the purchaser of such common stock may be required to withhold a tax equal to 10% of the amount realized on the sale.

If a holder is a non-U.S. holder described in the first bullet above, such holder will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If a holder is a non-U.S. holder described in the second bullet above, such holder will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year. Holders of our common stock should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of his or her death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to a holder, such holder’s name and address, and the amount of tax withheld, if any. A similar report will be sent to such holder. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in the holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a holder may be subject to information reporting and backup withholding at a current rate of 28% (such rate scheduled to increase to 31% for payments made after December 31, 2012) unless the holder establishes an exemption, for example, by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

Legislation enacted in 2010 generally will impose a U.S. federal withholding tax of 30% on dividends on our common stock and the gross proceeds from a disposition of our common stock, paid to foreign entities unless certain U.S. information reporting and due diligence requirements have been satisfied. Foreign financial institutions (as specially defined under these rules), will be subject to withholding unless such institutions enter into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). Foreign entities other than foreign financial institutions will be subject to withholding unless such entities provide the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. The withholding tax is expected to apply to payments of dividends on our common stock beginning January 1, 2014 and to gross proceeds from dispositions of our common stock beginning January 1, 2015. Under certain limited circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will severally agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
RBC Capital Markets, LLC
Pacific Crest Securities LLC
Robert W. Baird & Co. Incorporated
JMP Securities LLC
Lazard Capital Markets LLC
First Analysis Securities Corporation

Total

The underwriters will be committed to purchase all the shares of common stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside the United States may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered in this offering.

The underwriters will have an option to purchase up to              additional shares of common stock from us to cover sales of shares by the underwriters that exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting discounts and commissions are $         per share. The following table shows the per share and total underwriting discounts and commissions payable by us and the selling stockholders to the underwriters in connection with this offering assuming both no exercise and full exercise of the underwriters’ over-allotment option.

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $        .

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We, the selling stockholders, all of our directors and officers and the holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock have agreed or will agree that, subject to certain exceptions, without the prior written consent of J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, for a period of 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition;

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of common stock or any security convertible into or exercisable or exchangeable for common stock; or

•	make any demand for or exercise any right with respect to the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

with respect to the first and second bullets above, whether any such transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided that no such extension shall apply from and after such date, if any, as the Financial Industry Regulation Authority, Inc. shall have publicly announced that Rule 2711(f)(4) is no longer applicable with respect to any public offering (or any public offering with the same characteristics as this offering).

We and the selling stockholders will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied for listing of our common stock on the NASDAQ Stock Market under the symbol “QLYS.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, or purchasing and selling shares of, common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Stock Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters will consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that the shares will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom, or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or the EU Prospectus Directive, was implemented in that Relevant Member State, or the Relevant Implementation Date, the Registrant may not make an offer of shares of common stock described in this prospectus to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that the Registrant may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to any legal entity that is a qualified investor as defined under the EU Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

•

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted under the laws of Hong Kong) other than with respect to shares that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and where each beneficiary of which is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that corporation or trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Switzerland

This document, as well as any other material relating to the shares of our common stock, which are the subject of the offering contemplated by this prospectus, does not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will pass upon the validity of the shares of common stock offered hereby. As of the date of this prospectus, an attorney at, and investment partnerships associated with, Wilson Sonsini Goodrich & Rosati, P.C., beneficially owned an aggregate of 432,481 shares of our capital stock. The underwriters are being represented by Cooley LLP, Palo Alto, California in connection with this offering.

EXPERTS

The consolidated financial statements of Qualys, Inc. included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of such firm as experts in accounting and auditing in giving such report.

The financial statements for Nemean Networks, LLC as of August 31, 2010 and for the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing in giving such reports.

WHERE YOU CAN FIND MORE INFORMATION

We filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the SEC’s Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov. You may also request copies of these filings, at no cost, by mail to: Qualys, Inc., 1600 Bridge Parkway, Redwood City, California 94065, Attention: General Counsel; or at http://www.qualys.com.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the regional offices, public reference facilities, and web site of the SEC referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors

Qualys, Inc.

We have audited the accompanying consolidated balance sheets of Qualys, Inc. (a Delaware corporation) and its subsidiaries (the “Company”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, comprehensive income (loss), cash flows and convertible preferred stock and stockholders’ equity (deficit) for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Qualys, Inc. and its subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 have been restated to correct a misstatement in the accounting for income taxes.

/s/ GRANT THORNTON LLP

San Francisco, California

June 8, 2012, except for Note 2 as to which the date is August 10, 2012

Qualys, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,		June 30, 2012
	2010	2011	Actual	Pro Forma
	(restated)	(restated)	(unaudited)
	(in thousands, except share and per share data)
Assets
Current assets:
Cash	$15,010	$24,548	$28,459
Accounts receivable, net of allowance of $138, $230 and $278 at December 31, 2010 and 2011, and June 30, 2012, respectively	14,292	20,750	18,343
Prepaid expenses and other current assets	2,187	3,774	5,139

Total current assets	31,489	49,072	51,941

Restricted cash	115	112	108
Property and equipment, net	8,210	13,861	16,517
Intangible assets, net	3,580	3,175	2,972
Goodwill	317	317	317
Other noncurrent assets	649	2,252	2,108

Total assets	$44,360	$68,789	$73,963

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,010	$2,254	$3,310
Accrued liabilities	4,369	8,468	9,460
Deferred revenues, current	37,811	46,717	48,999
Capital lease obligations, current	1,516	1,987	1,726

Total current liabilities	44,706	59,426	63,495

Deferred revenues, noncurrent	1,734	4,713	5,510
Income taxes payable, noncurrent	549	661	540
Other noncurrent liabilities	1,490	2,134	1,398
Capital lease obligations, noncurrent	1,537	2,406	1,405

Total liabilities	50,016	69,340	72,348
Commitments and contingencies
Convertible preferred stock:
Series A convertible preferred stock: $0.001 par value; 48,079,860 shares authorized; 47,665,722 shares issued and outstanding at December 31, 2010 and 2011, and June 30, 2012 (actual unaudited); aggregate liquidation preference—$28,774; no shares issued and outstanding (pro forma unaudited)	28,603	28,603	28,603	$—
Series B convertible preferred stock: $0.001 par value; 110,314,114 shares authorized; 110,314,114 shares issued and outstanding at December 31, 2010 and 2011, and June 30, 2012 (actual unaudited); aggregate liquidation preference—$28,862; no shares issued and outstanding (pro forma unaudited)	28,568	28,568	28,568	—
Series C convertible preferred stock: $0.001 par value; 18,006,026 shares authorized; 17,644,915, 17,993,399 and 17,993,399 shares issued and outstanding at December 31, 2010 and 2011, and June 30, 2012 (actual unaudited), respectively; aggregate liquidation preference—$6,631; no shares issued and outstanding (pro forma unaudited)	6,574	6,702	6,702	—

Total convertible preferred stock	63,745	63,873	63,873	—
Stockholders’ equity (deficit):
Common stock: $0.001 par value; 284,900,000, 299,900,000 and 299,900,000 shares authorized at December 31, 2010 and 2011, and June 30, 2012 respectively; 48,625,234, 53,004,825 and 57,539,335 shares issued and outstanding at December 31, 2010 and 2011, and June 30, 2012 (actual unaudited) respectively; 233,512,570 shares issued and outstanding (pro forma unaudited)	48	52	57	233
Additional paid-in capital	9,695	12,880	15,661	79,358
Accumulated other comprehensive loss	(818)	(984)	(1,042)	(1,042)
Accumulated deficit	(78,326)	(76,372)	(76,934)	(76,934)

Total stockholders’ equity (deficit)	(69,401)	(64,424)	(62,258)	$1,615

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$44,360	$68,789	$73,963

See accompanying Notes to Consolidated Financial Statements

Qualys, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
		(restated)		(unaudited)
	(in thousands, except per share data)
Revenues	$57,425	$65,432	$76,212	$36,185	$43,381
Cost of revenues	10,692	11,204	13,247	5,899	8,789

Gross profit	46,733	54,228	62,965	30,286	34,592
Operating expenses:
Research and development	13,377	15,780	19,633	9,758	10,249
Sales and marketing	24,782	29,056	31,526	14,312	19,030
General and administrative	7,455	8,183	8,900	4,261	5,657

Total operating expenses	45,614	53,019	60,059	28,331	34,936

Income (loss) from operations	1,119	1,209	2,906	1,955	(344)

Other income (expense), net:
Interest expense	(180)	(186)	(204)	(117)	(115)
Interest income	10	3	14	6	1
Other income (expense), net	130	(383)	(346)	519	(104)

Total other income (expense), net	(40)	(566)	(536)	408	(218)

Income (loss) before provision for (benefit from) income taxes	1,079	643	2,370	2,363	(562)
Provision for (benefit from) income taxes	220	(204)	416	210	0

Net income (loss)	$859	$847	$1,954	$2,153	$(562)

Net income (loss) attributable to common stockholders	$171	$179	$436	$471	$(562)

Net income (loss) per share attributable to common stockholders:
Basic	$0.00	$0.00	$0.01	$0.01	$(0.01)

Diluted	$0.00	$0.00	$0.01	$0.01	$(0.01)

Weighted average shares used in computing net income (loss) per share attributable to common stockholders:
Basic	43,995	47,057	50,529	49,322	53,921

Diluted	228,044	235,617	241,936	240,881	53,921

Pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic			$0.01		$(0.00)

Diluted			$0.01		$(0.00)

Weighted average shares used in computing pro forma net income (loss) per share attributable to common stockholders (unaudited):
Basic			226,432		229,894

Diluted			241,936		229,894

See accompanying Notes to Consolidated Financial Statements

Qualys, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
		(restated)		(unaudited)
	(in thousands)
Net income (loss)	$859	$847	$1,954	$2,153	$(562)
Foreign currency translation gain (loss), net of zero tax	(104)	(9)	(166)	(32)	(58)

Other comprehensive income (loss), net	(104)	(9)	(166)	(32)	(58)

Comprehensive income (loss)	$755	$838	$1,788	$2,121	$(620)

See accompanying Notes to Consolidated Financial Statements

Qualys, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Six Months Ended June 30,

	2009	2010	2011	2011	2012
		(restated)		(unaudited)
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$859	$847	$1,954	$2,153	$(562)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	3,923	4,569	5,373	2,559	3,546
Bad debt expense	95	117	193	113	68
Loss on disposal of property and equipment	5	13	1	—	6
Stock-based compensation	1,120	1,870	2,147	962	1,556
Non-cash interest expense	21	12	36	18	18
Changes in operating assets and liabilities:
Accounts receivable	(3,061)	(1,166)	(6,651)	839	2,339
Prepaid expenses and other assets	(225)	(112)	(3,835)	(189)	(1,273)
Accounts payable	(292)	(82)	1,248	150	1,063
Accrued liabilities	(193)	(182)	2,817	829	625
Deferred revenues	5,020	4,415	11,885	1,892	3,078
Income taxes payable	58	(488)	333	304	(140)
Other noncurrent liabilities	141	83	1,689	30	(301)

Net cash provided by operating activities	7,471	9,896	17,190	9,660	10,023

Cash flows from investing activities:
Purchases of property and equipment, net	(3,889)	(1,510)	(7,499)	(1,702)	(5,989)
Acquisition of business, net	—	(2,751)	—	—	—

Net cash used in investing activities	(3,889)	(4,261)	(7,499)	(1,702)	(5,989)

Cash flows from financing activities:
Principal payments under capital lease obligations	(825)	(1,149)	(1,476)	(786)	(1,261)
Principal payments on notes payable	(599)	—	—	—	—
Proceeds from exercise of stock options	198	522	948	631	1,125
Proceeds from early exercise of stock options	2	80	390	83	75
Proceeds from issuance of Series C Preferred Stock	—	—	128	128	—

Net cash provided by (used in) financing activities	(1,224)	(547)	(10)	56	(61)

Effect of exchange rate changes on cash	(64)	(27)	(143)	15	(62)

Net increase in cash	2,294	5,061	9,538	8,029	3,911
Cash at beginning of period	7,655	9,949	15,010	15,010	24,548

Cash at end of period	$9,949	$15,010	$24,548	$23,039	$28,459

Supplemental disclosures of cash flow information
Cash paid for interest expense	$159	$163	$128	$74	$92
Cash paid for income taxes, net of refunds	—	303	108	(47)	124
Non-cash investing and financing activities
Purchase of property and equipment under capital lease	677	2,467	3,100	—	—
Purchase of prepaid maintenance under capital lease	54	—	—	—	—
Issuance of common stock for acquisition of business	—	77	—	—	—
Issuance of common stock for acquisition of license	—	—	—	—	51

See accompanying Notes to Consolidated Financial Statements

Qualys, Inc.

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ EQUITY (DEFICIT)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumu- lated Other Compre- hensive Loss	Accumu- lated Deficit	Total Stock- holders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
	(in thousands, except share data)
Balances at December 31, 2008	175,624,751	$63,745	44,902,643	$43	$5,670	$(705)	$(79,318)	$(74,310)
Net income	—	—	—	—	—	—	859	859
Foreign currency translation	—	—	—	—	—	(104)	—	(104)
Issuance of common stock upon exercise of stock options	—	—	1,530,625	2	196	—	—	198
Vesting of early exercised common stock options	—	—	—	—	211	—	—	211
Issuance of common stock in exchange for services	—	—	95,000	—	32	—	—	32
Stock-based compensation	—	—	—	—	1,088	—	—	1,088
Adjustment to retained earnings upon adoption of accounting for uncertain tax positions	—	—	—	—	—	—	(714)	(714)

Balances at December 31, 2009	175,624,751	63,745	46,528,268	45	7,197	(809)	(79,173)	(72,740)

Net income (restated)	—	—	—	—	—	—	847	847
Foreign currency translation	—	—	—	—	—	(9)	—	(9)
Issuance of common stock upon exercise of stock options	—	—	3,178,230	3	519	—	—	522
Vesting of early exercised common stock options	—	—	—	—	32	—	—	32
Repurchase of unvested early exercised stock options	—	—	(1,368,764)	—	—	—	—	—
Issuance of common stock in exchange for services	—	—	37,500	—	15	—	—	15
Issuance of common stock for acquisition of business	—	—	250,000	—	77	—	—	77
Stock-based compensation	—	—	—	—	1,855	—	—	1,855

Balances at December 31, 2010 (restated)	175,624,751	63,745	48,625,234	48	9,695	(818)	(78,326)	(69,401)

Net income	—	—	—	—	—	—	1,954	1,954
Foreign currency translation	—	—	—	—	—	(166)	—	(166)
Issuance of Series C Preferred Stock upon exercise of warrants	348,484	128	—	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	4,327,092	4	944	—	—	948
Vesting of early exercised common stock options	—	—	—	—	52	—	—	52
Repurchase of unvested early exercised stock options	—	—	(10,001)	—	—	—	—	—
Issuance of common stock in exchange for services	—	—	62,500	—	59	—	—	59
Stock-based compensation	—	—	—	—	2,088	—	—	2,088
Other adjustments	—	—	—	—	42	—	—	42

Balances at December 31, 2011 (restated)	175,973,235	63,873	53,004,825	52	12,880	(984)	(76,372)	(64,424)

Net loss (unaudited)	—	—	—	—	—	—	(562)	(562)
Foreign currency translation (unaudited)	—	—	—	—	—	(58)	—	(58)
Issuance of common stock upon exercise of stock options (unaudited)	—	—	4,925,350	5	1,120	—	—	1,125
Vesting of early exercised common stock options (unaudited)	—	—	—	—	54	—	—	54
Repurchase of unvested early exercised stock options (unaudited)	—	—	(601,265)	—	—	—	—	—
Issuance of common stock in exchange for services (unaudited)	—	—	149,450	—	31	—	—	31
Issuance of common stock for acquisition of license (unaudited)	—	—	60,975	—	51	—	—	51
Stock-based compensation (unaudited)	—	—	—	—	1,525	—	—	1,525

Balances at June 30, 2012 (unaudited)	175,973,235	63,873	57,539,335	57	15,661	(1,042)	(76,934)	(62,258)

Conversion of convertible preferred stock into common stock (unaudited)	(175,973,235)	(63,873)	175,973,235	176	63,697	—	—	63,873

Pro forma balances at June 30, 2012 (unaudited)	—	$—	233,512,570	$233	$79,358	$(1,042)	$(76,934)	$1,615

See accompanying Notes to Consolidated Financial Statements

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

NOTE 1. The Company and Summary of Significant Accounting Policies

Description of Business

Qualys, Inc. (the “Company”) was incorporated in the state of Delaware on December 30, 1999. The Company is headquartered in Redwood City, California and has majority-owned subsidiaries throughout the world. The Company is a pioneer and leading provider of cloud security and compliance solutions that enable organizations to identify security risks to their IT infrastructures, help protect their IT systems and applications from ever-evolving cyber attacks and achieve compliance with internal policies and external regulations. The Company’s cloud solutions address the growing security and compliance complexities and risks that are amplified by the dissolving boundaries between internal and external IT infrastructures and web environments, the rapid adoption of cloud computing and the proliferation of geographically dispersed IT assets. Organizations can use the Company’s integrated suite of solutions delivered on its QualysGuard Cloud Platform to cost-effectively obtain a unified view of their security and compliance posture across globally-distributed IT infrastructures.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and include all adjustments necessary for the fair presentation of the Company’s consolidated financial position, results of operations and cash flows for the periods presented. The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries, which are located in Brazil, Canada, France, Germany, Hong Kong, India, Japan, Mexico, Singapore, the United Arab Emirates and the United Kingdom. All significant intercompany transactions and balances have been eliminated.

Subsequent Events

The Company has evaluated subsequent events after the audited balance sheet date of December 31, 2011 through June 8, 2012, the date the accompanying consolidated financial statements were issued.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported results of operations during the reporting period. The Company’s management regularly assesses these estimates, which primarily affect revenue recognition, the valuation of accounts receivable, goodwill and intangible assets, common stock, stock-based compensation and the valuation allowances associated with deferred tax assets. Actual results could differ from those estimates and such differences may be material to the accompanying consolidated financial statements.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of June 30, 2012, interim consolidated statements of operations, comprehensive income (loss), and cash flows for the six months ended June 30, 2011 and 2012 and interim consolidated statements of convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2012 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. In the opinion of management, these interim consolidated financial statements have been prepared on the same basis as the accompanying audited consolidated financial statements. They reflect all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the interim consolidated balance sheet as of June 30, 2012, interim consolidated results of operations, comprehensive income (loss), and cash flows for the six months ended June 30, 2011 and 2012 and the interim consolidated statements of convertible preferred stock and stockholders’ equity (deficit) for the six months ended June 30, 2012.

The consolidated financial data disclosed in these notes to the interim consolidated financial statements related to the six months ended June 30, 2011 and 2012 are also unaudited. The interim consolidated results of operations for the six months ended June 30, 2012 are not necessarily indicative of the results expected for the entire year ending December 31, 2012 or for any other future annual or interim period.

Unaudited Pro Forma Stockholders’ Equity

The unaudited pro forma balance sheet and pro forma statement of convertible preferred stock and stockholders’ equity (deficit) as of June 30, 2012 reflect the impact of the contemplated initial public offering of the Company’s common stock. If the contemplated offering is completed, all 175,973,235 shares of Series A, B and C convertible preferred stock outstanding as of June 30, 2012 would automatically convert into 175,973,235 shares of common stock.

Convertible Preferred Stock

A sale of all or substantially all of the Company’s assets or merger or consolidation of the Company with another entity is treated as a liquidation unless, following such transaction, the Company’s stockholders directly or indirectly own, in the aggregate, more than 50% of the total voting power of the surviving or acquiring entity. These liquidation provisions and the extent of preferred stock holdings result in the preferred stock having redemption features that are not solely in the control of the Company. Because a potential purchaser could acquire a majority of the outstanding voting stock, triggering a redemption that is outside of the Company’s control, all shares of convertible preferred stock have been presented outside of permanent equity in the accompanying consolidated balance sheets for all periods presented.

Concentration of Credit Risk

The Company deposits its cash balances with major financial institutions. Cash balances with any one institution at times may be in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Credit risk with respect to accounts receivable is dispersed due to the large number of customers. In addition, the Company’s credit risk is mitigated by the relatively short collection period. Collateral is not required for accounts receivable. The Company maintains an allowance for potential credit losses based upon the expected collectability of accounts receivable. The Company writes off its receivables when collectability is deemed to be doubtful. As of December 31, 2010, no customer or channel partner accounted for more than 10% of the Company’s accounts receivable balance. One channel partner accounted for 13% and 11% of the Company’s accounts receivable balance as of December 31, 2011 and June 30, 2012, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when acquired. These investments are stated at cost, which approximates fair market value. The Company’s balance of $15,010,000, $24,548,000 and $28,459,000 at December 31, 2010 and 2011, and June 30, 2012, respectively, consists entirely of cash held in banks.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents the Company’s best estimate of the amount of probable credit losses and is determined based on a review of existing accounts receivable by aging category to identify significant customers or invoices with known disputes or collectability issues. For those invoices not specifically reviewed, the reserve is calculated based on the age of the receivable.

Any change in the assumptions used in analyzing a specific account receivable may result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs. When the Company ultimately concludes that a receivable is uncollectible, the balance is charged against the allowance for doubtful accounts. Payments subsequently received on such receivables are credited back to the allowance for doubtful accounts.

Deferred Offering Costs

Deferred offering costs relating to the Company’s initial public offering are capitalized in prepaid expenses and other current assets on the consolidated balance sheet and consist primarily of legal, accounting, printing and filing fees. The deferred offering costs will be offset against the proceeds from the offering upon its completion. If the offering is terminated, the deferred offering costs will be expensed. No costs related to this offering were incurred as of December 31, 2010 and 2011. As of June 30, 2012, the Company had capitalized $1,148,000 of deferred offering costs.

Restricted Cash

Restricted cash includes amounts maintained with banks as security deposits for certain leased facilities and, accordingly, is classified as a non-current asset.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets,

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the lease term. Property under capital lease is amortized over the term of the respective lease or the estimated useful life of the asset, whichever is shorter.

The Company purchases physical scanner appliances and other computer equipment that are provided on a subscription basis. This equipment is recorded as an asset within property and equipment, and the depreciation is allocated to cost of revenues over an estimated useful life of three years.

Upon retirement or disposal, the cost of assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations. Repairs and maintenance that do not extend the life of an asset are expensed as incurred, and major improvements are capitalized as property or equipment.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist of property and equipment, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value. As of December 31, 2010 and 2011 and June 30, 2012, the Company has not written down any of its long-lived assets as a result of impairment.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination and is not subject to amortization. Goodwill and other intangible assets with indefinite lives are not amortized, but tested for impairment annually or if certain circumstances indicate a possible impairment may exist. These tests are performed at the reporting unit level. The Company’s operations are organized as one reporting unit.

In testing for a potential impairment of goodwill, the Company first performs a qualitative assessment of its reporting units to determine if it is more likely than not (a more than 50% likelihood) that the fair value of the reporting unit is less than its carrying amount. If the fair value is not considered to be less than the carrying amount, no further evaluation is necessary. The Company performed the annual qualitative assessment for the year ended December 31, 2011 and concluded there was no impairment of goodwill.

If the qualitative assessment indicates there is more than a 50% likelihood that the fair value is less than the carrying amount, the Company would perform a two-step test. In the first step, the carrying value of the reporting unit is compared to its estimated fair value. If the estimated fair value is less than the carrying value, then potential impairment exists. In the second step, the Company calculates the amount of any impairment by determining the implied fair value of goodwill using a

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

hypothetical purchase price allocation, similar to that which would be applied if it were an acquisition and the purchase price was equivalent to fair value as calculated in the first step. Impairment is equivalent to any excess of goodwill carrying value over its implied fair value.

Certain other intangible assets acquired are amortized over their estimated useful lives and tested for impairment if certain circumstances indicate an impairment may exist. The Company’s intangible assets are comprised primarily of existing technology, patent license, and non-competition agreements and are amortized over periods ranging from three to fourteen years on a straight-line basis.

Software Development Costs

The Company capitalizes qualifying computer software costs developed or obtained for internal use. These costs generally include internal costs, such as payroll and benefits of those employees directly associated with the development of the software. Total capitalized development costs are $251,000 at December 31, 2010 and 2011, and June 30, 2012; and the related accumulated amortization is $240,000, $251,000 and $251,000 at December 31, 2010 and 2011 and June 30, 2012, respectively. The capitalized development costs are recorded in other noncurrent assets and were fully amortized at December 31, 2011 and June 30, 2012.

Derivative Financial Instruments

Derivative financial instruments are utilized by the Company to reduce foreign currency exchange risks. The Company uses foreign currency forward contracts to mitigate the impact of foreign currency fluctuations of certain non-U.S. dollar denominated asset positions, primarily cash and accounts receivable. These contracts are included in prepaid expenses and other current assets in the consolidated balance sheets. Gains and losses resulting from the impact of currency exchange rate movements on these forward contracts are recognized in other income (expense) in the accompanying consolidated statements of operations in the period in which the exchange rates change and offset the foreign currency gains and losses on the underlying exposure being hedged. The Company does not enter into financial instruments for trading or speculative purposes.

At December 31, 2011, the Company had one outstanding forward contract with a notional amount of 3,680,000 Euros, which expired on January 31, 2012. At June 30, 2012, the Company had one outstanding forward contract with a notional amount of 7,100,000 Euros, which expired on July 31, 2012. These contracts were entered into at the end of each period, and thus the fair value of the contracts was $0 at December 31, 2011 and June 30, 2012. The Company recorded a gain of $271,000 from these contracts, which partially offset the foreign currency transaction losses of $366,000 during the six months ended June 30, 2012. These derivatives were not designated as hedges. The Company did not have any outstanding contracts at December 31, 2010.

Stock-Based Compensation

The Company recognizes compensation expense for its employee stock options over the requisite service period for awards of equity instruments based on the grant-date fair value of those awards ultimately expected to vest. Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Option grants to non-employees are accounted for at the fair value of the consideration received or the fair value of the equity instrument issued, as calculated using the Black-Scholes model, whichever is more readily determinable. The stock-based compensation expense for non-employees is subject to periodic adjustments as the options vest, and the expense is recognized over the period in which services are received.

Revenue Recognition

The Company derives revenues from subscriptions that require customers to pay a fee in order to access the Company’s cloud solutions. Customers generally enter into one year renewable subscriptions. The subscription fee entitles the customer to an unlimited number of scans for a specified number of networked devices or web applications and, if requested by a customer as part of their subscription, a specified number of physical or virtual scanner appliances. The Company’s physical and virtual scanner appliances are requested by certain customers as part of their subscriptions in order to scan IT infrastructures within their firewalls and do not function without, and are not sold separately from, subscriptions for the Company’s solutions. Customers are required to return physical scanner appliances if they do not renew their subscriptions.

The Company recognizes revenues when all of the following conditions are met:

•	There is persuasive evidence of an arrangement.

•	The service has been provided to the customer.

•	The collection of the fees is reasonably assured.

•	The amount of fees to be paid by the customer is fixed or determinable.

Subscriptions are recognized ratably over the subscription period. The Company recognizes revenues from subscriptions that include physical scanner appliances and other computer equipment ratably over the period of the subscription. Because the customer’s access to the Company’s cloud solutions are delivered at the same time as or within close proximity to the delivery of physical scanner appliances and the terms are commensurate for these services and equipment, the Company considers these elements as a single unit of accounting recognized ratably over the subscription period.

In October 2009, the Financial Accounting Standards Board (“FASB”) issued revised accounting guidance on revenue recognition, which was effective for new or materially modified contracts the Company entered into during 2011.

Beginning on January 1, 2011, the Company adopted this authoritative accounting guidance on multiple-element arrangements, using the prospective method for all arrangements entered into or materially modified from the date of adoption. As a result of implementing this authoritative guidance, the Company’s revenues for the year ended December 31, 2011 and the six months ended June 30, 2012 were not materially different from what would have been recognized under the previous guidance for multiple-element arrangements. The Company does not expect that the adoption of this standard will have a significant impact on its revenue recognition in the future.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Deferred revenues consist of revenues billed or received that will be recognized in the future under subscriptions existing at the balance sheet date. The current portion of deferred revenues represents amounts that are expected to be recognized within one year of the consolidated balance sheet date.

Costs of shipping and handling charges incurred by the Company associated with physical scanner appliances and other computer equipment are included in cost of revenues.

Sales taxes and other taxes collected from customers to be remitted to government authorities are excluded from revenues.

Advertising Expenses

Advertising costs are expensed as incurred and include costs of advertising, trade show costs and promotional materials. For the years ended December 31, 2009, 2010 and 2011, the Company incurred advertising costs of $3,236,000, $3,754,000 and $4,054,000, respectively, and for the six months ended June 30, 2011 and 2012, such costs were $1,912,000 and $2,153,000, respectively.

Income Taxes

The Company uses the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using statutory tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company operates in various tax jurisdictions and is subject to audit by various tax authorities. Tax positions are based upon their technical merits, relevant tax law and the specific facts and circumstances as of each reporting period. Changes in facts and circumstances could result in material changes to the amounts recorded for such tax positions. A tax position is only recognized in the financial statements if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments that could result in recognition of additional tax benefits or additional charges to the tax provision and may not accurately reflect actual outcomes. The Company’s policy is to recognize interest and penalties relating to unrecognized tax benefits as a component of the provision for income tax.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) consists of foreign currency translation adjustments, which are reflected net of tax of zero, that are not included in the Company’s net income. Total comprehensive income (loss) includes net income (loss) and other comprehensive income (loss) and is included in the consolidated statements of comprehensive income (loss).

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Foreign Currency Translation

The Company’s operations are conducted in various countries around the world and the financial statements of its foreign subsidiaries are reported in the applicable local foreign currencies (functional currencies). Financial information is translated from the applicable functional currency to the U.S. dollar, the reporting currency, for inclusion in the Company’s consolidated financial statements. Accordingly, the assets and liabilities of the Company’s foreign subsidiaries are translated using exchange rates in effect as of the balance sheet date, and income and expenses are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of accumulated other comprehensive income (loss) in stockholders’ equity (deficit).

Foreign currency transaction gains or losses are recognized in other income (expense). The Company recorded foreign currency transaction gains (losses) of $128,000, ($372,000) and ($338,000) during the years ended December 31, 2009, 2010 and 2011, respectively, and $516,000 and ($95,000) during the six months ended June 30, 2011 and 2012, respectively.

Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable, and other current liabilities, the carrying amounts approximate their fair value due to the relatively short maturity of these balances.

The Company has an asset that is valued in accordance with the provisions of the authoritative accounting guidance that addresses fair value measurements. This guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities.

Level 2—Valuations based on other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Valuations based on inputs that are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

At December 31, 2011 and June 30, 2012, a derivative financial instrument, consisting of a foreign currency forward contract, was valued at $0 as the contract was entered into on the last day of the period. This instrument was valued using Level 2 inputs.

Net Income (Loss) Per Share Attributable to Common Stockholders

We compute net income (loss) attributable to common stockholders using the two-class method required for participating securities. We consider our convertible preferred stock and shares of

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

common stock subject to repurchase resulting from the early exercise of stock options to be participating securities since they contain non-forfeitable rights to dividends or dividend equivalents in the event we declare a dividend for common stock. In accordance with the two-class method, earnings allocated to these participating securities are subtracted from net income after deducting preferred stock dividends, if any, to determine total undistributed earnings to be allocated to common stockholders. The holders of our convertible preferred stock do not have a contractual obligation to share in our net losses and such shares are excluded from the computation of basic earnings per share in periods of net loss.

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Diluted net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, adjusted for the effects of potentially dilutive common shares, which are comprised of outstanding stock options, warrants, convertible preferred stock and contingently issuable shares related to an acquisition. The dilutive potential common shares are computed using the treasury stock method or the as-if converted method, as applicable. The effects of outstanding stock options, warrants, convertible preferred stock and contingently issuable shares related to an acquisition are excluded from the computation of diluted net income (loss) per common share in periods in which the effect would be antidilutive.

Recent Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or the JOBS Act, the Company meets the definition of an “emerging growth company.” The Company has irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As a result, the Company will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required from non-emerging growth companies.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement, which generally represents clarifications of ASC Topic 820, Fair Value Measurement, but also includes some instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. ASU 2011-04 results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 should be applied prospectively and is effective for annual periods beginning after December 15, 2011. Early adoption is not permitted. The Company does not expect the adoption of ASU 2011-04 to have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This newly issued accounting standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions executed under a master netting

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

or similar arrangement and was issued to enable users of financial statements to understand the effects or potential effects of those arrangements on its financial position. This ASU is required to be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. As this accounting standard only requires enhanced disclosure, the adoption of this standard is not expected to have an impact the Company’s financial position or results of operations.

NOTE 2. Restatement of Previously Issued Financial Statements

The Company has restated its consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in the 2010 provision for income taxes. The restatement relates to the tax benefit resulting from a reduction of the liability for uncertain tax positions upon the lapse of the statute of limitations for the 2007 tax year of its French subsidiary. The Company did not release the liability at December 31, 2010 due to an error in the determination of when the statute of limitations would expire.

The following table presents the impact of the restatement adjustment on the Company’s consolidated balance sheets as of December 31, 2010 and 2011:

	As of December 31, 2010
	As Previously Reported	Effect of Restatement	As Restated
Income taxes payable, noncurrent	$989	$(440)	$549
Accumulated deficit	(78,766)	440	(78,326)

	As of December 31, 2011
	As Previously Reported	Effect of Restatement	As Restated
Income taxes payable, noncurrent	$1,101	$(440)	$661
Accumulated deficit	(76,812)	440	(76,372)

The following table presents the impact of the restatement adjustment on the Company’s consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2010:

	Year Ended December 31, 2010
	As Previously Reported	Effect of Restatement	As Restated
Provision for (benefit from) income taxes	$236	$(440)	$(204)
Net income	407	440	847
Comprehensive income	398	440	838
Net income attributable to common stockholders	86	93	179
Net income per share attributable to common stockholders
Basic	$0.00		$0.00
Fully-diluted	$0.00		$0.00

This restatement did not have a net impact on the cash provided by (used in) the Company’s operating, investing or financing activities for the years ended December 31, 2010 and 2011.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

The accompanying notes to consolidated financial statements have been updated, as necessary, to reflect the impact of the restatement adjustment.

NOTE 3. Property and Equipment

Property and equipment, which includes assets under capital lease, consists of the following:

	December 31,		June 30,
	2010	2011	2012
			(unaudited)
	(in thousands)
Computer equipment	$8,359	$12,483	$15,782
Computer software	1,844	5,720	5,814
Furniture, fixtures and equipment	1,162	1,330	1,412
Scanner appliances	11,504	13,394	15,501
Leasehold improvements	1,378	1,418	1,565

Total property and equipment	24,247	34,345	40,074
Less: accumulated depreciation and amortization	(16,037)	(20,484)	(23,557)

Property and equipment, net	$8,210	$13,861	$16,517

Assets held under capital lease included in computer equipment and software at December 31, 2010 and 2011 and June 30, 2012 totaled approximately $4,812,000, $8,053,000 and $8,053,000, respectively. The related accumulated depreciation at December 31, 2010 and 2011 and June 30, 2012 totaled $1,954,000, $3,313,000 and $4,165,000 respectively. The capital lease obligations are secured by the related equipment.

Physical scanner appliances and other computer equipment that are or will be subject to subscriptions by customers have a net carrying value of $3,519,000, $3,436,000 and $4,863,000 at December 31, 2010 and 2011 and June 30, 2012, respectively, including assets that have not been placed in service of $709,000, $210,000 and $1,075,000, respectively. Other fixed assets not placed in service at December 31, 2010 and 2011 and June 30, 2012, included in computer equipment and leasehold improvements, relate to new information technology systems and tenant improvements of approximately $440,000, $500,000 and $1,893,000, respectively. Depreciation and amortization expense relating to property and equipment, including capitalized leases, was $3,861,000, $4,400,000 and $4,939,000 for the years ended December 31, 2009, 2010 and 2011, respectively, and $2,345,000 and $3,327,000 for the six months ended June 30, 2011 and 2012, respectively.

NOTE 4. Business Combination

On August 31, 2010, the Company acquired Nemean Networks, LLC (“Nemean”), a company developing network security solutions for detection and awareness of external intrusions to computer networks. The Company acquired Nemean to provide additional solutions on its cloud platform. The consideration for this acquisition consisted of $3.7 million in cash and common stock, including a non-contingent cash payment of $1.0 million in cash and 62,500 shares of common stock each payable two years after the acquisition date. The non-contingent cash payment amount is recorded in

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

current liabilities at its net present value. Additionally, the Company acquired an exclusive license to certain patents in connection with the Nemean acquisition and may elect to make annual payments of $25,000 for ten years beginning September 1, 2012 to a third party in order to maintain the exclusivity of the license. The Company accounted for this transaction as a business combination.

The valuation of acquired net assets is as follows (in thousands):

Net tangible assets	$55
Existing technology	1,910
Patent license	1,339
Non-competition agreements	111
Goodwill	317

Total purchase price consideration	$3,732

The estimated economic lives of the intangible assets is 7 years for existing technology, 14 years for the patent license and 3 years for the non-competition agreements. The goodwill balance represents buyer-specific value resulting from synergies with the Company’s planned services that are not included in the fair value of assets, and it is not deductible for tax purposes.

In performing the purchase price allocation, the Company considered, among other factors, its intention for future use of the acquired assets, estimates of future performance and integration into its existing platform. The fair value of the intangible assets was primarily based on the income approach.

NOTE 5. Goodwill and Intangible Assets, Net

Intangible assets consist primarily of existing technology, patent license and non-competition agreements acquired in business combinations. Acquired intangibles are amortized on a straight-line basis over the respective estimated useful lives of the assets.

The carrying values of intangible assets are as follows (in thousands):

			December 31,
			2010		2011		June 30, 2012
							(unaudited)
	Estimated Lives	Cost	Accumulated Amortization	Net Book Value	Accumulated Amortization	Net Book Value	Accumulated Amortization	Net Book Value
Existing technology	7 years	$1,910	$(91)	$1,819	$(364)	$1,546	$(500)	$1,410
Patent license	14 years	1,339	(32)	1,307	(127)	1,212	(175)	1,164
Non-competition agreements	3 years	111	(12)	99	(49)	62	(68)	43

Total intangibles subject to amortization		$3,360	$(135)	3,225	$(540)	2,820	$(743)	2,617

Intangible assets not subject to amortization				355		355		355

Total intangible assets, net				$3,580		$3,175		$2,972

Intangibles amortization expense was $135,000 and $405,000 for the years ended December 31, 2010 and 2011, respectively, and $203,000 for each of the six months ended June 30, 2011 and 2012. No intangible amortization expense was recorded for the year ended December 31, 2009.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

As of December 31, 2011, the Company expects amortization expense in future periods to be as follows (in thousands):

2012	$406
2013	393
2014	368
2015	368
2016	369
2017 and thereafter	916

Total expected future amortization expense	$2,820

Goodwill, which is not subject to amortization, totaled $317,000 as of December 31, 2010 and 2011, and June 30, 2012. The Company performed its annual goodwill impairment test for the year ended December 31, 2011 using a qualitative assessment and concluded there was no impairment of goodwill as the qualitative assessment performed did not indicate that it is more likely than not that the single reporting unit fair value is less than its carrying value.

NOTE 6. Commitments and Contingencies

Line of Credit

In March 2009, the Company entered into an equipment line of credit of $1,500,000. The line of credit allowed the Company to borrow to purchase specific equipment. Each advance was immediately amortizable and payable in 30 monthly installments, with the final maturity date to be no later than September 2012. Each advance was secured by the specific equipment and carried an interest rate of 9.0%. In March 2010, the Company amended its equipment line of credit. The amount available for draws at the time of the amendment was increased by $775,000 and was available through February 2011. Each advance was immediately amortizable and payable in 30 monthly installments, with final maturity date to be no later than August 2013, and carried an interest rate of 7.5%. In December 2010, the Company completed a second amendment to its equipment line of credit. The amount available for draws at the time of the amendment was increased by an additional $1,000,000 and was available through February 2012. Each advance is immediately amortizable and payable in 30 monthly installments, with the final maturity date to be no later than August 2014, and carries an interest rate of 6.5%. At December 31, 2011 and June 30, 2012, the Company had $892,000 and $491,000, respectively, in outstanding borrowings under this line of credit, which are recorded in capital lease obligations in the consolidated balance sheets. The remaining amount available for borrowings at December 31, 2011 was $937,000. The line of credit expired in February 2012, and the Company is not able to draw any further funds from the line of credit.

Leases

The Company leases certain computer equipment and its corporate office facilities under noncancelable operating leases for varying periods through 2019. The Company has also entered into capital lease obligations, with varying interest rates from 1.8% to 9.0%, a portion of which are secured by the related computer equipment and software as of December 31, 2011.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

In 2011, the Company entered into a $3,100,000 financing arrangement for computer software, accounted for as a capital lease, with minimum quarterly payments scheduled through 2014. In connection with this transaction, the Company also has minimum obligations for related maintenance and support of $2,611,000 over the same period. Such obligation for maintenance and support is recorded in current and other noncurrent liabilities at December 31, 2011 and June 30, 2012.

The following are the minimum annual lease payments due under these leases at December 31, 2011:

	Operating Leases	Capital Leases
	(in thousands)
2012	$2,733	$2,093
2013	2,309	1,370
2014	1,550	1,078
2015	1,403	—
2016	1,443	—
2017 and thereafter	1,446	—

Total minimum lease payments	$10,884	4,541

Less amount representing interest		(148)

Present value of minimum payments		4,393
Less current portion		(1,987)

Capital lease obligations, noncurrent		$2,406

Rent expense was $3,240,000, $3,339,000 and $3,376,000 for the years ended December 31, 2009, 2010 and 2011, respectively, and $1,109,000 and $1,343,000 for the six months ended June 30, 2011 and 2012, respectively. Although certain of the operating lease agreements provide for escalating rent payments over the terms of the leases, rent expense under these agreements is recognized on a straight-line basis. As of December 31, 2010 and 2011, and June 30, 2012 the Company has accrued $491,000, $346,000 and $267,000, respectively, of deferred rent related to these agreements, which is reflected in other noncurrent liabilities in the accompanying consolidated balance sheets.

Sales and Other Taxes

The Company’s software-as-a-service solution is subject to sales and other taxes in certain jurisdictions where the Company does business. The Company bills sales and other taxes to customers and remits these to the respective government authorities. For those jurisdictions where the Company has not yet billed sales tax to its customers and believes it may have exposure, it has recorded an accrual of $290,000, $345,000 and $374,000 at December 31, 2010 and 2011, and June 30, 2012, respectively, included in accrued liabilities in the consolidated balance sheets. However, taxing jurisdictions have differing rules and regulations, which are subject to varying interpretations that may change over time. Other than the liability that the Company has accrued in its consolidated balance sheets, the Company has been unable to assess the probability, or estimate the amount, of its sales tax exposure, if any. There are no pending reviews at December 31, 2011 or June 30, 2012 of which the outcome is expected to result in sales and other taxes due in excess of accrued liabilities.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Management does not anticipate that its sales tax exposure, if any, would have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Indemnifications

The Company indemnifies customers from certain liabilities arising from potential infringement of intellectual property rights, as well as potential damages caused by limited product defects. The Company has not recorded any liability in connection with such indemnifications, as it believes that the maximum amount of future payments is not material and the likelihood of incurring such payments is remote.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable a loss has been incurred and such loss can be reasonably estimated. In the opinion of management, there are no pending claims at December 31, 2010 or 2011, or June 30, 2012 of which the outcome is expected to result in a material adverse effect on the financial position or results of operations of the Company.

NOTE 7. Stockholders’ Equity

Common Stock

The Company had reserved shares of common stock for future issuance as follows:

	December 31,		June 30,
	2010	2011	2012
			(unaudited)
Options outstanding under the stock option plan	56,008,968	63,120,607	67,861,015
Options available for future grants under the stock option plan	4,459,466	8,030,736	7,966,243
Convertible preferred stock outstanding	175,624,751	175,973,235	175,973,235
Warrants to purchase convertible preferred stock	348,484	—	—

Total shares reserved for future issuance	236,441,669	247,124,578	251,800,493

Convertible Preferred Stock

The Company is authorized to issue 176,400,000 shares of preferred stock with a par value of $0.001 per share. The Company has designated 48,079,860 of the authorized shares as Series A Preferred Stock, 110,314,114 of the authorized shares as Series B Preferred Stock, and 18,006,026 of the authorized shares as Series C Preferred Stock (cumulatively referred to as “Series Preferred”).

During 2000 and 2001, the Company issued 14,981,415 shares and 5,750,000 shares, respectively, of Series A Preferred Stock at an issuance price of $1.40 per share.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

During 2003, the Company issued 110,314,114 shares of Series B Preferred Stock at an issuance price of $0.26 per share. Certain of these shares were issued upon the conversion of the Company’s then existing notes payable and related accrued interest at a conversion price per share equal to the price paid by other investors that purchased Series B Preferred Stock for cash.

In connection with the issuance of the Series B Preferred Stock in 2003, holders of Series A Preferred Stock were entitled to additional shares of Series A Preferred Stock in accordance with the antidilution provisions of the Company’s amended certificate of incorporation. The additional shares issued from the recapitalization resulted in a decrease to the average price of Series A Preferred Stock from $1.40 per share at issuance to $0.60 per share.

During 2004, the Company issued 17,296,433 shares of Series C Preferred Stock at an issuance price of $0.3758 per share.

Dividends

The holders of Series Preferred are entitled to receive dividends, as may be declared by the Board of Directors, at the rate of eight percent of the original issuance price, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like, in preference to holders of any other capital stock. Holders of Series C Preferred Stock are entitled to receive dividends in preference to holders of Series A Preferred Stock and Series B Preferred Stock. Further, holders of Series B Preferred Stock are entitled to receive dividends in preference to holders of Series A Preferred Stock. Dividends are noncumulative. To date, no dividends have been declared, and there are no dividends in arrears as of December 31, 2011 and June 30, 2012.

Conversion

Any share of Series Preferred is convertible at any time, at the option of holder, into fully paid and nonassessable shares of common stock. The number of shares of common stock to which a holder of Series Preferred is entitled upon conversion is the product obtained by multiplying the conversion rate by the number of shares being converted, subject to certain antidilution provisions. The conversion rate is the quotient obtained by dividing the original issuance price by the conversion price. The conversion price is the original issuance price, as adjusted from time to time due to any recapitalizations, dividends, or distributions. As of December 31, 2011 and June 30, 2012, Series Preferred shares are convertible at a ratio of 1-to-1 into common stock.

Each share of Series Preferred automatically converts into shares of common stock at the effective conversion rate immediately upon the earlier to occur of (i) the Company’s sale of its common stock in a bona fide firm commitment underwriting pursuant to a registration statement filed under the Securities Act of 1933, as amended, at the public offering price of not less than $1.20 per share (as adjusted to reflect subsequent stock dividends, stock splits, or recapitalizations) and $20 million in the aggregate or (ii) the date specified by written consent of agreement of the holders of a majority of the outstanding shares of Series C Preferred Stock.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Liquidation Rights

Initial Distribution—Series C Preferred

In the event of any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the holders of Series C Preferred Stock are entitled to receive a liquidation payment prior and in preference to any distribution of any of the assets of the Company to holders of Series B Preferred Stock, Series A Preferred Stock, and common stock by reason of their ownership. The liquidation rights will be in an amount per share of Series C Preferred Stock equal to the original issuance price, adjusted for any stock dividends, combinations, or splits with respect to such shares and amounts equal to declared but unpaid dividends on such shares. At liquidation, if the assets of the Company are insufficient to make payment in full to all holders of Series C Preferred Stock outstanding at that date, then such assets shall be distributed among the holders of Series C Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Secondary Distribution—Series B Preferred

After payment of the full liquidation preference of the Series C Preferred Stock, holders of Series B Preferred Stock are entitled to receive a liquidation payment prior and in preference to any distribution of any of the assets of the Company to holders of Series A Preferred Stock and common stock. The liquidation rights will be in an amount per share of Series B Preferred Stock equal to the original issuance price, adjusted for any stock dividends, combinations, or splits with respect to such shares and amounts equal to declared but unpaid dividends on such shares. At liquidation, if the remaining assets of the Company are insufficient to make payment in full to all holders of Series B Preferred Stock outstanding at that date, then such assets shall be distributed among the holders of Series B Preferred Stock, ratably in proportion to the full amounts to which they would otherwise be respectively entitled.

Tertiary Distribution—Series A Preferred

After full payment of the liquidation preference of the Series C Preferred Stock and Series B Preferred Stock, the holders of Series A Preferred Stock are entitled to receive a liquidation payment prior and in preference to any distribution of any assets of the Company to holders of common stock. The liquidation rights will be in an amount per share of Series A Preferred Stock equal to the original issuance price, adjusted for any stock dividends, combinations, or splits with respect to such shares and amounts equal to declared but unpaid dividends on such shares. At liquidation, if the remaining assets of the Company are insufficient to make payment in full to all holders of Series A Preferred Stock outstanding at that date, then such assets shall be distributed among the holders of Series A Preferred, ratably in proportion to the full amounts to which they would otherwise be entitled.

Remaining Assets Distribution—Common Stock

After full payment of the liquidation preference of the Series Preferred stockholders, any remaining assets of the Company legally available shall be distributed among the holders of common stock on a pro rata basis based on the number of shares of common stock held by each.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Warrants

In connection with the issuance of promissory notes in July 2005, the Company granted warrants to purchase 615,089 shares of Series C Preferred Stock at an exercise price of $0.3658 per share. The warrants were sold to the note holders at a purchase price of $0.01 per share and have an expiration date in July 2015. In 2007 and 2011, 307,544 and 307,545 shares of Series C Preferred Stock were purchased, respectively, upon exercise of these warrants. No warrants are exercisable or outstanding as of December 31, 2011 and June 30, 2012.

Also in connection with the notes, in May 2006, the Company granted warrants to purchase 81,877 shares of Series C Preferred Stock at an exercise price of $0.3758 per share with an expiration date in May 2016. In 2007 and 2011, 40,938 and 40,939 shares of Series C Preferred Stock had been purchased, respectively, upon exercise of these warrants. No warrants are exercisable or outstanding as of December 31, 2011 and June 30, 2012.

Voting

The holder of each share of Series Preferred is entitled to the number of votes equal to the number of shares of common stock into which each share of preferred stock can be converted.

NOTE 8. Employee Stock and Benefit Plans

Stock Options

Under the 2000 Equity Incentive Plan (the “Plan”), the Company has been authorized to grant to eligible participants either incentive stock options (“ISOs”) or nonstatutory stock options (“NSOs”) to purchase up to 119,878,566 shares of common stock. The ISOs may be granted at a price per share not less than the fair market value at the date of grant. The NSOs may be granted at a price per share not less than 85% of the fair market value at the date of grant. Options granted to date are immediately exercisable, and unvested shares are subject to repurchase by the Company.

Options and unvested shares granted generally vest over a period of up to four years, with a maximum term of ten years. Upon termination of employment of an option holder, the Company has the right to repurchase at the original purchase price any issued but unvested common shares. At December 31, 2010 and 2011, and June 30, 2012, there were 269,375, 764,390 and 202,294 shares, respectively, that were subject to the Company’s right to repurchase at the original purchase price. Shares repurchased by the Company are added to the pool of options available for future grant. The Company repurchased 1,368,764, 10,001 and 601,265 unvested common shares in the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012, respectively. No shares were repurchased in 2009. The amounts paid for these shares purchased under an early exercise of stock options are not reported as a component of stockholders’ equity (deficit) until those shares vest. The amounts received in exchange for these shares totaling $79,000, $414,000 and $82,000 as of December 31, 2010 and 2011, and June 30, 2012, respectively, have been recorded as an accrued liability in the accompanying consolidated balance sheets and will be reclassified to common stock and additional paid-in capital as the shares vest.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Common shares purchased under the Plan are subject to certain restrictions, including the right of first refusal by the Company for sale or transfer of these shares to third parties. The Company’s right of first refusal terminates upon completion of an initial public offering of common stock.

Stock-based employee compensation is included in the consolidated statements of income as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Cost of revenues	$45	$77	$139	$50	$123
Research and development	308	346	458	216	294
Sales and marketing	263	460	579	226	440
General and administrative	451	869	811	399	479

Total stock-based employee compensation	$1,067	$1,752	$1,987	$891	$1,336

Compensation cost is recognized on a straight-line basis over the service period, based on awards ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

As of December 31, 2011 and June 30, 2012, the Company had $4,832,000 and $6,219,000, respectively, of total unrecognized employee compensation cost related to nonvested awards that it expects to recognize over a weighted-average period of 3 years.

The fair value of each option granted to employees is estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Expected term (in years)	5.7	5.5	5.6	5.6	5.3 to 6.0
Volatility	51%	57% to 58%	55%	55%	53%
Risk-free interest rate	1.7% to 2.7%	1.1% to 2.3%	0.9% to 2.3%	2.0% to 2.2%	0.7% to 0.9%
Dividend yield	—	—	—	—	—

The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected term at the grant date. Volatility is based on historical volatility of several public entities that are similar to the Company, as the Company does not have sufficient historical transactions in its own shares on which to base expected volatility. The Company has not historically issued any dividends and does not expect to in the future.

The Company records compensation representing the fair value of stock options granted to non-employees. Stock-based non-employee compensation was $21,000, $103,000 and $101,000 for the years ended December 31, 2009, 2010 and 2011, respectively, and $60,000 and $189,000 for the

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

six months ended June 30, 2011 and 2012, respectively. These options were valued using a Black-Scholes valuation method with the following assumptions:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
Expected term (in years)	5.7	5.5	5.6	5.6	6.0
Volatility	51%	57% to 58%	55%	55%	53%
Risk-free interest rate	1.7% to 2.7%	1.1% to 2.6%	0.8% to 2.3%	1.7% to 2.2%	0.7% to 1.0%
Dividend yield	—	—	—	—	—

Stock-based non-employee compensation is recognized over the vesting periods of the options. The value of options granted to non-employees is periodically remeasured as they vest over a performance period.

A summary of the Company’s stock option activity is as follows:

	Outstanding Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
				(in thousands)
Balance as of December 31, 2008	33,758,267	$0.18	5.8	$3,214
Granted	25,135,471	0.34
Exercised	(1,530,625)	0.13
Canceled	(5,233,054)	0.24

Balance as of December 31, 2009	52,130,059	0.26	6.6	6,486
Granted	13,577,074	0.41
Exercised	(3,178,230)	0.19
Canceled	(6,519,935)	0.35

Balance as of December 31, 2010	56,008,968	0.29	6.4	6,964
Granted	18,168,627	0.51
Exercised	(4,327,092)	0.31
Canceled	(6,729,896)	0.39

Balance as of December 31, 2011	63,120,607	0.34	6.9	16,012
Granted (unaudited)	11,427,582	0.82
Exercised (unaudited)	(4,925,350)	0.24
Canceled (unaudited)	(1,761,824)	0.51

Balance as of June 30, 2012 (unaudited)	67,861,015	0.42	7.3	31,867

Vested and expected to vest—December 31, 2011	57,013,529	0.32	7.0
Exercisable—December 31, 2011	63,051,332	0.34	6.9
Vested and expected to vest—June 30, 2012 (unaudited)	62,166,713	0.39	6.9
Exercisable—June 30, 2012 (unaudited)	67,835,701	0.42	7.3

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

The following tables summarize the outstanding and vested stock options at December 31, 2011:

	Outstanding			Vested
Exercise Price	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price Per Share
$0.01 - $0.14	5,911,165	$0.12	4.1	5,911,165	$0.12
$0.15 - $0.24	13,495,953	0.19	4.7	13,495,953	0.19
$0.25 - $0.29	8,306,081	0.28	6.5	7,008,573	0.28
$0.30 - $0.39	12,181,354	0.38	7.7	3,420,887	0.38
$0.40 - $0.49	14,945,308	0.43	8.1	4,204,541	0.42
$0.50 - $0.59	8,280,746	0.55	8.9	178,742	0.53

	63,120,607	0.34	6.9	34,219,861	0.25

The following tables summarize the outstanding and vested stock options at June 30, 2012:

	Outstanding			Vested
Exercise Price	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price Per Share
	(unaudited)
$0.01 - $0.14	5,092,650	$0.13	3.8	5,092,650	$0.13
$0.15 - $0.24	11,944,322	0.19	4.6	11,944,322	0.19
$0.25 - $0.29	6,793,065	0.28	6.6	6,469,942	0.28
$0.30 - $0.39	11,855,063	0.38	7.4	4,780,932	0.38
$0.40 - $0.49	13,454,278	0.43	8.2	5,774,749	0.42
$0.50 - $0.69	9,942,711	0.58	9.1	998,131	0.54
$0.70 - $0.89	8,778,926	0.87	9.9	65,203	0.84

	67,861,015	0.42	7.3	35,125,929	0.27

The weighted-average grant date fair value of the Company’s stock options granted during the years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 was $0.17, $0.21, $0.26, $0.23, and $0.41 respectively. The aggregate grant date fair value of the Company’s stock options granted during the years ended December 31, 2009, 2010 and 2011 and for the six months ended June 30, 2011 and 2012 was $4,179,000, $2,904,000, $4,657,000, and $2,008,000 and $4,658,000, respectively.

The intrinsic value of options exercised was $235,000, $698,000 and $811,000 during the years ended December 31, 2009, 2010 and 2011, respectively, and $468,000 and $2,658,000 for the six months ended June 30, 2011 and 2012, respectively.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

401(k) Plan

The Company’s 401(k) Plan (the “401(k) Plan”) was established in 2000 to provide retirement and incidental benefits for its employees. As allowed under section 401(k) of the Internal Revenue Code, the 401(k) Plan provides tax-deferred salary deductions for eligible employees. Contributions to the 401(k) Plan are limited to a maximum amount as set periodically by the Internal Revenue Service. To date, the Company has not made any contributions to the 401(k) Plan.

NOTE 9. Other Income (Expense), Net

Other income (expense), net consists of the following:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Foreign exchange gains (losses)	$128	$(372)	$(338)	$515	$(95)
Other income (expense)	2	(11)	(8)	4	(9)

Other income (expense), net	$130	$(383)	$(346)	$519	$(104)

NOTE 10. Income Taxes

The Company’s geographical breakdown of income (loss) before provision for (benefit from) income taxes is as follows:

	Year Ended December 31,
	2009	2010	2011
	(in thousands)
Domestic	$323	$(21)	$1,593
Foreign	756	664	777

Income before provision for (benefit from) income taxes	$1,079	$643	$2,370

The provision for (benefit from) income taxes consists of the following:

	Year Ended December 31,
	2009	2010	2011
	(restated)
	(in thousands)
Current
Federal	$(22)	$(39)	$45
State	31	37	112
Foreign	211	(202)	259

Total current provision (benefit)	220	(204)	416

Total provision for (benefit from) income taxes	$220	$(204)	$416

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

The reconciliation of the statutory federal income tax rate of 34% to the Company’s effective tax rate is as follows:

	Year Ended December 31,
	2009	2010	2011
	(restated)
Federal statutory rate	34.0%	34.0%	34.0%
State taxes	4.7	3.9	3.5
Stock-based compensation	28.8	81.3	19.4
Foreign source income	9.9	(50.8)	1.4
Change in valuation allowance	(56.3)	(102.3)	(44.0)
Other	(0.7)	2.2	3.3

Provision for (benefit from) income taxes	20.4%	(31.7)%	17.6%

The provision for (benefit from) income taxes for the six months ended June 30, 2011 and 2012 was $210,000 and $0, respectively. The income tax provision for the six months ended June 30, 2012 was $0, reflecting the provision for income taxes for international operations and state taxes, offset by a tax benefit of $114,000, resulting from a reduction of the liability for uncertain tax positions due to closure of the 2008 to 2010 tax years upon completion of a tax audit of the French subsidiary.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred tax assets and liabilities are as follows:

	At December 31,
	2010	2011
	(in thousands)
Deferred tax assets
Net operating loss carryforwards	$22,239	$22,584
Research and development credit carryforwards	3,193	3,744
Accrued liabilities	359	409
Deferred revenues	634	1,670
Deferred rent	165	112
Fixed assets	247	—
Intangible assets	192	198
Stock-based compensation	343	506
Foreign	24	30
Other	284	463

Gross deferred tax assets	27,680	29,716
Valuation allowance	(27,568)	(26,766)

Net deferred tax assets	112	2,950
Deferred tax liabilities
Fixed assets	—	(2,884)

Total deferred tax liabilities	—	(2,884)

Net deferred tax assets	$112	$66

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Current and non-current deferred tax assets and liabilities included in the consolidated balance sheets are recorded as follows:

	At December 31,
	2010	2011
	(in thousands)
Current deferred tax assets	$4	$69
Current deferred tax liabilities	—	—
Noncurrent deferred tax assets	108	—
Noncurrent deferred tax liabilities	—	(3)

Net deferred tax assets	$112	$66

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. As of December 31, 2011, we have provided a valuation allowance for our deferred tax assets that we believe are more likely than not unrealizable. The valuation allowance decreased by $0.8 million for the year ended December 31, 2011 and increased by $0.2 million for the year ended December 31, 2010.

At December 31, 2011, the Company had federal and state net operating loss carryforwards of approximately $61.2 million and $29.5 million, respectively, available to reduce federal and state taxable income. The Company’s federal net operating losses expire in the years 2021 to 2030, and its state net operating losses expire from 2012 to 2029. Utilization of the Company’s net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization. As of December 31, 2011, the Company had federal and state research and development credits of $2.2 million and $1.5 million, respectively. Federal research and development credits expire in the years 2017 to 2026. State research and development credits do not expire.

U.S. income taxes were not provided on undistributed earnings from investments in non-U.S. subsidiaries as the Company intends to continue to reinvest the earnings of these foreign subsidiaries indefinitely. The Company’s share of undistributed earnings of foreign subsidiaries that could be subject to additional U.S. income tax if remitted was approximately $7.1 million and $7.5 million as of December 31, 2010 and 2011, respectively. Determination of the amount of unrecognized deferred tax liability for temporary differences related to investments in these non-U.S. subsidiaries that are essentially permanent in duration is not practicable.

On January 1, 2009, the Company adopted authoritative accounting guidance that clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement attribute for the accounting and financial statement disclosure of tax positions taken or expected to be taken in a tax return. The evaluation of a tax position is a two-step process. The first step requires the Company to determine whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. The second step requires the Company to recognize in the financial statement each tax position that meets the more likely than not criteria, measured at the amount of benefit that has a greater than fifty percent likelihood of being realized.

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

A reconciliation of the Company’s unrecognized tax benefits is as follows:

	Year Ended December 31,
	2009	2010	2011
		(restated)	(restated)
	(in thousands)
Unrecognized tax benefits beginning balance	$4,471	$4,495	$2,648
Gross increase for tax positions of prior years	30	71	87
Gross decrease for tax positions of prior years	(561)	(1,792)	(120)
Gross increase for tax positions of current year	555	276	242
Lapse of statute of limitations	—	(402)	(65)

Total unrecognized tax benefits	$4,495	$2,648	$2,792

The unrecognized tax benefits, if recognized and in absence of full valuation allowance, would impact the income tax provision by $1.9 million, $0.5 million and $1.2 million as of December 31, 2009 and 2010 and 2011, respectively.

The Company has elected to include interest and penalties as a component of income tax expense. As of December 31, 2010 and 2011, the Company had accrued approximately $32,000 and $32,000, respectively, for the payment of interest and penalties relating to the unrecognized tax benefits. The Company recognized net interest and penalties of $29,000, $(20,000), and $0 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Company files income tax returns in the United States, including various state jurisdictions. The Company’s subsidiaries file tax returns in various foreign jurisdictions. The tax years 2005 to 2011 remain open to examination by the major taxing jurisdictions in which the Company is subject to tax, with the exception of France which remains open to examination for the 2011 tax year only. As of December 31, 2011, the Company was not under examination by the Internal Revenue Service or any state tax jurisdictions.

On February 20, 2009, the California 2009-2010 Budget Bill (S.B. X3 15) was signed into law. As of January 1, 2011, the Company intends to make the annual, irrevocable election to use a single sales factor for apportionment in the state of California. Also effective in 2011, the cost of performance provisions with respect to sales of other than tangible property are repealed. Instead, services are sourced to the location where the services are used. The Company estimates that the combination of these two changes will likely result in a decrease to the effective California tax rate beginning in 2011. Accordingly, by applying the lower tax rate to future tax benefits, the Company reduced the balance of deferred tax assets by approximately $260,000.

NOTE 11. Segment Information and Information about Geographic Area

The Company operates in one segment. The Company’s chief operating decision maker (“CODM”) is the Chairman, President and Chief Executive Officer, who makes operating decisions, assesses performance and allocates resources on a consolidated basis. All of the Company’s principal

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

operations and decision-making functions are located in the United States. Revenues by geographic area, based on the location of the customer, are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
United States	$39,856	$43,669	$51,044	$24,207	$29,021
Other	17,569	21,763	25,168	11,978	14,360

Total revenues	$57,425	$65,432	$76,212	$36,185	$43,381

As of December 31, 2010 and 2011, and June 30, 2012, property and equipment locations outside the United States were not material.

NOTE 12. Net Income (Loss) Per Share Attributable to Common Stockholders and Pro Forma Net Income (Loss) Per Share Attributable to Common Stockholders

The computations for basic and diluted net income (loss) per share attributable to common stockholders are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
		(restated)		(unaudited)
	(in thousands)
Numerator:
Net income (loss)	$859	$847	$1,954	$2,153	$(562)
Net income attributable to participating securities	(688)	(668)	(1,518)	(1,682)	—

Net income (loss) attributable to common stockholders – basic	171	179	436	471	(562)
Undistributed earnings reallocated to participating securities	681	666	1,516	1,680	—

Net income (loss) attributable to common stockholders – diluted	$852	$845	$1,952	$2,151	$(562)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders – basic	43,995	47,057	50,529	49,322	53,921
Effect of potentially dilutive securities:
Convertible preferred stock	175,625	175,625	175,903	175,833	—
Common stock options	8,424	12,819	15,364	15,579	—
Warrants	—	35	18	25	—
Contingently issuable shares related to an acquisition	—	81	122	122	—

Weighted-average shares used in computing net income (loss) per share attributable to common stockholders – diluted	228,044	235,617	241,936	240,881	53,921

Net income (loss) per share attributable to common stockholders:
Basic	$0.00	$0.00	$0.01	$0.01	$(0.01)

Diluted	$0.00	$0.00	$0.01	$0.01	$(0.01)

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

Potentially dilutive securities not included in the calculation of diluted net income (loss) per share because doing so would be antidilutive are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2009	2010	2011	2011	2012
				(unaudited)
	(in thousands)
Convertible preferred stock	—	—	—	—	175,973
Common stock options	13,910	19,484	27,581	27,618	64,657
Warrants	348	—	—	—	—
Contingently issuable shares related to an acquisition	—	—	—	—	83

	14,258	19,484	27,581	27,618	240,713

The computations for pro forma basic and diluted net income (loss) per share attributable to common stockholders are as follows:

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
		(unaudited)
	(in thousands, except per share data)
Numerator:
Net income (loss)	$1,954	$(562)
Net income attributable to participating securities	(2)	—

Net income (loss) attributable to common stockholders—basic	$1,952	$(562)

Undistributed earnings reallocated to participating securities	—	—

Net income (loss) attributable to common stockholders—diluted	$1,952	$(562)

Denominator:
Weighted-average shares used in computing net income (loss) per share attributable to common stockholders—basic	50,529	53,921
Pro forma adjustment to reflect assumed weighted-average effect of conversion of convertible preferred stock	175,903	175,973

Pro forma weighted-average shares used in computing net income (loss) per share attributable to common stockholders—basic	226,432	229,894
Pro forma adjustments to reflect effect of potentially dilutive securities:
Common stock options	15,364	—
Warrants	18	—
Contingently issuable shares related to an acquisition	122	—

Pro forma weighted-average shares used in computing net income (loss) per share attributable to common stockholders—diluted	241,936	229,894

Pro forma net income (loss) per share attributable to common stockholders
Basic	$0.01	$(0.00)

Diluted	$0.01	$(0.00)

Qualys, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011 AND

SIX MONTHS ENDED JUNE 30, 2011 AND 2012 (UNAUDITED)

NOTE 13. Responsibility for Updated Evaluation of Subsequent Events in Connection with Reissuance (unaudited)

As described in Note 2 to our consolidated financial statements, the Company is reissuing its consolidated financial statements as of December 31, 2010 and 2011 and for the year ended December 31, 2010 to correct an error in the financial statements discovered subsequent to their original issuance. In connection with the reissuance of these financial statements, the Company has considered whether there are other subsequent events that have occurred since June 8, 2012 and through August 10, 2012 (the date of reissuance) that require recognition or disclosure in the 2010 and 2011 financial statements and believes that there are no such events.

Report of Independent Certified Public Accountants

Board of Directors

Nemean Networks, LLC

We have audited the accompanying balance sheets of Nemean Networks, LLC (a Delaware limited liability company) (a development stage company) as of August 31, 2010, and the related statements of operations, members’ equity, and cash flows for the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nemean Networks, LLC as of August 31, 2010, and the results of its operations and its cash flows for the eight month period ended August 31, 2010 and the period from May 18, 2007 (date of inception) through August 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Madison, Wisconsin

November 2, 2010

NEMEAN NETWORKS, LLC

(A Development Stage Company)

BALANCE SHEET

August 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$27,740
Prepaid expenses	5,089
Security deposit	1,816

Total current assets	34,645

Property and equipment—at cost
Computer equipment	116,092
Office furniture and equipment	30,089

Total property and equipment	146,181
Less accumulated depreciation	97,785

Property and equipment, net	48,396
Intangible assets, less accumulated amortization of $21,377 at August 31, 2010	53,623

Total assets	$136,664

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$20,592
Accrued liabilities	75,567

Total current liabilities	96,159

Commitments and contingencies
Members’ equity
Members’ capital	2,942,968
Deficit accumulated during the development stage	(2,902,463)

Total members’ equity	40,505

Total liabilities and members’ equity	$136,664

The accompanying notes are an integral part of these statements.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Eight months ended August 31, 2010	Cumulative totals for the period from May 18, 2007 (date of inception) through August 31, 2010
Revenues	$—	$—

Operating expenses
General and administrative	221,510	904,466
Research and development	398,784	2,008,856

Total operating expenses	620,294	2,913,322

Operating loss	(620,294)	(2,913,322)
Other income (expense)
Interest income	380	27,169
Interest expense	—	(16,310)

Total other income (expense)	380	10,859

Net loss	$(619,914)	$(2,902,463)

The accompanying notes are an integral part of these statements.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

STATEMENTS OF MEMBERS’ EQUITY

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

	Member units		Deficit accumulated during the development stage	Members’ equity
	Units	Amount
Balances at May 18, 2007, (date of inception)	—	$—	$—	$—
Issuance of founder units at $.001	703,333	703	—	703
Issuance of member units at $1.00	950,000	950,000	—	950,000
Unit issuance costs	—	(40,031)	—	(40,031)
Conversion of notes payable	550,000	550,000	—	550,000
Net loss	—	—	(290,127)	(290,127)

Balances at December 31, 2007	2,203,333	1,460,672	(290,127)	1,170,545
Issuance of member units at $1.00	700,000	700,000	—	700,000
Exercise of member unit options at $1.00	60,000	60,000	—	60,000
Unit compensation expense	—	91,820	—	91,820
Net loss	—	—	(1,006,575)	(1,006,575)

Balances at December 31, 2008	2,963,333	2,312,492	(1,296,702)	1,015,790
Issuance of member units at $1.00	269,426	269,426	—	269,426
Unit issuance cost	—	(17,722)	—	(17,722)
Unit compensation expense	—	62,331	—	62,331
Net loss	—	—	(985,847)	(985,847)

Balances at December 31, 2009	3,232,759	2,626,527	(2,282,549)	343,978
Issuance of member units at $1.00	317,266	317,266	—	317,266
Unit issuance costs	—	(6,750)	—	(6,750)
Unit compensation expense	—	5,925	—	5,925
Net loss	—	—	(619,914)	(619,914)

Balances at August 31, 2010	3,550,025	$2,942,968	$(2,902,463)	$40,505

The accompanying notes are an integral part of these statements.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Eight months ended August 31, 2010	Cumulative totals for the period from May 18, 2007 (date of inception) through August 31, 2010
Cash flows from operating activities
Net loss	$(619,914)	$(2,902,463)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	32,595	119,162
Unit compensation expense	5,925	160,076
Changes in operating assets and liabilities:
Accounts receivable	—	—
Prepaid expenses	2,636	(5,089)
Security deposit	—	(1,816)
Accounts payable	12,496	20,592
Accrued liabilities	18,109	75,567

Net cash used in operating activities	(548,153)	(2,533,971)

Cash flows from investing activities
Purchase of property and equipment	(3,343)	(146,181)

Cash flows from financing activities
Proceeds from long-term obligations	—	550,000
Payments on long-term obligations	—	(75,000)
Proceeds from exercise of member unit options	—	60,000
Proceeds from issuance of member units, net of issuance costs	310,516	2,172,892

Net cash provided by financing activities	310,516	2,707,892

Net (decrease) increase in cash and cash equivalents	(240,980)	27,740
Cash and cash equivalents at beginning of period	268,720	—

Cash and cash equivalents at end of period	$27,740	$27,740

Supplemental disclosure of cash flow information
Interest paid	$—	$16,310

Supplemental disclosure of non-cash investing and financing activities:

During 2007, long-term obligations of $550,000 were converted to member units.

During 2007, the Company recorded increases in intangible assets and long-term obligations of $75,000 related to amounts due to the Wisconsin Alumni Research Foundation (“WARF”) for licensing fees.

The accompanying notes are an integral part of these statements.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

NOTE 1. NATURE OF OPERATIONS

Nemean Networks, LLC (the “Company”) was formed on May 18, 2007 as a Delaware limited liability company and is located in Madison, Wisconsin. The Company is developing network security solutions for detection and awareness of external intrusions to computer networks. The technology utilized by the Company is based on three patents that the Company is licensing from the WARF.

On August 31, 2010, Qualys, Inc. (“Qualys”) purchased substantially all of the assets and assumed substantially all of the liabilities of the Company for cash and 250,000 shares of Qualys common stock totaling approximately $3,700,000. Approximately 62,500 shares of Qualys common stock and $1,000,000 will be retained by Qualys as an equity hold-back for two years subject to offset by certain losses, as defined in the purchase agreement. As a result of the acquisition, Qualys owns the exclusive rights to the Company’s technology, including all patents. The accompanying financial statements reflect the operations of the Company immediately before the acquisition of the Company by Qualys. As a result, the financial statements do not include the effects of the acquisition of the Company’s assets or assumption of the Company’s liabilities by Qualys.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Development Stage Company

The Company has been in the development stage since its inception on May 18, 2007. The Company’s primary activities since inception have been: (i) organizational activities; (ii) research and development; and (iii) raising capital. No revenues have been generated from planned principal operations. As of August 31, 2010, the Company continues to be in the development stage.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with original maturities of 90 days or less to be cash equivalents.

The Company has cash and cash equivalents deposited in financial institutions in which the balances occasionally exceed the federal government agency (“FDIC”) insured limits of $250,000. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant credit risk.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line method over the following estimated useful lives:

Office furniture and equipment	5 years
Computer equipment	3 years

Depreciation expense associated with property and equipment was $27,595 for the eight month period ended August 31, 2010 and $97,785 for the period from May 18, 2007 (date of inception) through August 31, 2010.

Intangible Assets

Intangible assets consist primarily of costs related to the filing of patents and licensed technology costs.

The costs are capitalized as incurred and amortized over their estimated useful lives of ten years. Total amortization expense was $5,000 for the eight month period ended August 31, 2010 and $21,377 for the period from May 18, 2007 (date of inception) through August 31, 2010.

Estimated future amortization expense on amortizable intangible assets as of August 31, 2010 is as follows:

Years ending December 31,
2011	$7,500
2012	7,500
2013	7,500
2014	7,500
2015	7,500
Thereafter	16,123

$53,623

The Company has evaluated the intangible assets for impairment, noting no impairment as of August 31, 2010.

Research and Development Costs

Research and development costs are expensed in the period incurred.

Unit-Based Compensation

The Company accounts for unit-based payment awards in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”), for its unit option plan which was approved on August 19, 2008.

All unit-based payments, including grants of employee unit options, are measured at fair value and expensed in the statement of operations over the service period (generally the vesting period) of the grant.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments, which include cash equivalents, accounts payable and accrued liabilities, approximate their fair value at August 31, 2010 due to their short maturities.

NOTE 3. FAIR VALUE MEASUREMENTS

The cash equivalents of the Company are valued in accordance with guidance on fair value. The guidance establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The money market fund is valued at the quoted market value as of the last business day of the Company, as determined based on the market values of the individual investments comprising the fund.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

The following table summarizes financial assets measured at fair value on a recurring basis as of August 31, 2010:

Level 1 2010
Money Market Fund	$10,376

NOTE 4. LICENSE AGREEMENTS

In October 2007, the Company entered into a license agreement with WARF. The agreement was amended on January 30, 2008 and November 3, 2008. Under this agreement, the Company obtained exclusive rights to various patents and patent applications owned by WARF that will allow the Company to make, use, sell and otherwise distribute products under WARF’s patents anywhere in the

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010 world. In consideration for the agreement (as amended), the Company agreed to pay $75,000 in licensing fees through June 30, 2009. The Company made payments of $40,000 upon execution of the agreement, $10,000 during 2008 and $25,000 during 2009. As of August 31, 2010, there are no remaining amounts due to WARF under the terms of the agreement. The agreement was further amended on August 31, 2010, upon the closing of the acquisition of Nemean by Qualys. Under the amended agreement, Nemean paid WARF $75,000 on August 31, 2010 in consideration for the assignment of the license agreement to Qualys. Such amount was recorded as an expense in the accompanying statements of operations.

In addition to the license fees, under the terms of the license agreement with WARF, the Company is obligated to pay $20,000 for each U.S patent filed, $5,000 for international applications filed under the Patent Cooperation Treaty and $7,500 for other international patent applications. The Company has accrued $49,000 for patent costs due to WARF as August 31, 2010.

Under the terms of this agreement (as amended), the Company was obligated to pay royalties based on future sales. Royalties were due at 5% of the selling price of products covered by the WARF license agreement until cumulative Company sales reach $15,000,000, at which point the royalties would be reduced to 4%. Commencing in 2010, a minimum royalty fee of $30,000 was due to WARF. This minimum royalty fee obligation was waived pursuant to the August 31, 2010 assignment of the license agreement to Qualys.

NOTE 5. LEASE COMMITMENTS

Operating Lease

The Company leases office space under an operating lease in Madison, Wisconsin. The lease required monthly rental payments of $3,890 through June 30, 2010. Subsequent to the lease expiring in June 2010, the Company has been paying monthly rental payments of $4,047 on a month-to-month basis.

Total rental expense under the operating lease was $31,273 for the eight month period ended August 31, 2010 and $140,693 for the period from May 18, 2007 (date of inception) through August 31, 2010.

NOTE 6. INCOME TAXES

The Company is organized as a limited liability company and the members of the Company personally report the net earnings or loss of the Company on their individual income tax returns. Accordingly, no provision has been made in the accompanying financial statements for federal and state income taxes.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At the adoption date, the Company applied the uncertain tax position guidance to all tax positions for which the statute of limitations remained open. The Company operates as a partnership for federal tax purposes, thus it is generally not subject to income tax. As a result, there are no uncertain tax positions.

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

All tax years since incorporation in 2007 are open under the statute of limitations. The Company recognizes, if any, interest accrued related to unrecognized tax benefits in interest expense and recognizes penalties in operating expenses for all periods presented.

NOTE 7. EQUITY ISSUANCES

The Company issued 703,333 member units to the founders upon the formation of the Company at $.001 per unit for total proceeds of $703.

In December 2007, the Company issued 950,000 member units to investors at $1 per unit for total proceeds of $950,000.

In December 2007, $550,000 in notes payable to debtors were converted to 550,000 member units, valued at $1 per unit. Interest accrued on these notes was paid in cash to the debtors upon conversion.

In 2009, the Company issued 269,426 member units to investors at $1 per unit for total proceeds of $269,426.

In 2010, the Company issued 317,266 member units to investors at $1 per unit for total proceeds of $317,266.

NOTE 8. UNIT OPTION PLAN

On August 19, 2008, the Company adopted the 2008 Unit Option Plan (the “Plan”), pursuant to which the Company’s Board of Directors may grant unit options to employees, directors, officers and consultants in the form of incentive compensation. The plan authorizes grants of options to purchase a total of 1,200,000 units of the Company. Generally, unit options have ten-year terms and vest ratably on the last day of the calendar year over a three- or four-year term, depending on the terms of the individual agreement. However, in 2008 60,000 options granted were immediately vested. Under the plan, 3,000 unit options were granted in 2010 and 60,000 options have been exercised as of August 31, 2010 since inception.

A summary of the Company’s unit option plan is as follows:

	Eight months ended August 31, 2010		May 18, 2007 (date of inception) through August 31, 2010
	Unit options	Weighted average exercise price	Unit options	Weighted average exercise price
Outstanding at beginning of period	290,000	$1.00	—	$—
Granted	3,000	1.00	380,500	1.00
Exercised	—	—	(60,000)	1.00
Forfeited	—	—	(27,500)	1.00

Outstanding at end of period	293,000	$1.00	293,000	$1.00

Options exercisable at end of period	204,668	$1.00	204,668	$1.00

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

The following table summarizes additional information as of August 31, 2010:

	Outstanding			Exercisable
Range of exercise price	Unit options	Average remaining contractual life (years)	Weighted average exercise price	Unit options	Average remaining contractual life (years)	Weighted average exercise price
$1.00	293,000	8.06	$1.00	204,668	8.08	$1.00

A summary of the status of the Company’s non-vested unit options is as follows:

	Eight months ended August 31, 2010		May 18, 2007 (date of inception) through August 31, 2010
	Unit options	Weighted average exercise price	Unit options	Weighted average exercise price
Non-vested at beginning of period	98,332	$1.00	—	$—
Granted	3,000	1.00	380,500	1.00
Vested	(13,000)	1.00	(269,668)	1.00
Forfeited	—	1.00	(22,500)	1.00

Non-vested at end of period	88,332	$1.00	88,332	$1.00

The Company uses the Black-Scholes option pricing model to value unit options. For options granted, the Company used historical stock prices of companies which it considered to be a peer group as the basis for its volatility assumptions. The assumed risk-fee rates were based on U.S. Treasury rates in effect at the time of the grant with a term consistent with the expected option lives. The Company employed the plain-vanilla type method of estimating the expected term of the options as the Company did not have significant historical experience. The expense is being allocated using the straight-line method. For the eight month period ended August 31, 2010, the Company recorded $1,755 of compensation expense and $4,170 of consulting expense related to options granted and valued under ASC 718. For the period from May 18, 2007 (date of inception) through August 31, 2010, the Company recorded $148,200 of compensation expense and $11,876 of consulting expense related to options granted. At August 31, 2010, the Company had unrecognized expense related to its unit options of $52,468. The expense is expected to be recognized over the next two years.

The fair value of each option grant for the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010 was estimated at the date of grant using the Black-Scholes option pricing model based on the following assumptions:

	Eight months ended August 31, 2010	May 18, 2007 (date of inception) through August 31, 2010
Expected life (years)	6.25	6.25
Risk-free interest rate	2.74%	2.74% - 3.39%
Expected volatility	60%	60%
Dividend yield	—	—

NEMEAN NETWORKS, LLC

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the eight month period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010

The weighted average grant date fair value of the stock options granted during the period ended August 31, 2010 and for the period from May 18, 2007 (date of inception) through August 31, 2010 was $0.59.

NOTE 9. SUBSEQUENT EVENTS

The Company evaluated its August 31, 2010 financial statements for subsequent events through November 2, 2010, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

New York State of Mind

Our mission: To empower organizations to achieve security and compliance

         Shares

COMMON STOCK

Prospectus

J.P. Morgan	Credit Suisse

RBC Capital Markets	Pacific Crest Securities

Baird	JMP Securities	Lazard Capital Markets	First Analysis Securities Corp.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

SEC registration fee		$11,460
FINRA filing fee		10,500
NASDAQ initial listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

Prior to the completion of this offering, we expect to adopt an amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 172 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directions will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, prior to the completion of this offering, we expect to adopt amended and restated bylaws which will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws are expected to provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our amended and restated certificate of incorporation, amended and restated bylaws and in indemnification agreements that we enter into with our directors and executive officers may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or who is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Prior to the completion of this offering, we expect to obtain insurance policies under which, subject to the limitations of the policies, coverage will be provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

From April 1, 2009 to July 31, 2012, we have made the following sales of unregistered securities:

•

We have issued to directors, officers, employees, and consultants options to purchase an aggregate of 66,089,845 shares of our common stock with per share exercise prices ranging from $0.28 to $0.94 under our 2000 Plan and have issued an aggregate of 14,471,793 shares of our common stock upon exercise of options; further, we have issued an additional 212,500 shares of our common stock at a fair value ranging from $0.28 to $0.84 outside of our 2000 Plan;

•	On May 4, 2012, we issued 182,925 shares of our common stock at $0.41 per share pursuant to a stock purchase agreement;

•

On March 15, 2011, we sold 40,939 shares and 307,545 shares of our Series C preferred stock to an accredited investor pursuant to the exercise of two outstanding warrants to purchase shares of our Series C preferred stock at a price per share of $0.37 and $0.38, respectively, for an aggregate purchase price of $127,884.84; and

•	On August 31, 2010, we issued 62,500 shares and 187,500 shares of our common stock to Nemean Networks LLC at $0.41 per share pursuant to an asset purchase agreement.

We believe these transactions were exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationship with us, to information about us.

Share and per share amounts contained in the paragraphs above do not reflect the anticipated stock split of our common stock, which we expect to occur prior to the effectiveness of this offering.

There were no underwritten offerings employed in connection with any of the transactions described above.

Item 16.	Exhibits

(a) See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California on August 27, 2012.

QUALYS, INC.

By:	/s/ PHILIPPE F. COURTOT
Name: Philippe F. Courtot
Title: Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on the date indicated:

Signature	Title	Date

/s/ PHILIPPE F. COURTOT Philippe F. Courtot	Chairman, President and Chief Executive Officer (principal executive officer)	August 27, 2012

/s/ DONALD C. MCCAULEY Donald C. McCauley	Chief Financial Officer (principal financial and accounting officer)	August 27, 2012

* Sandra E. Bergeron	Director	August 27, 2012

* Donald R. Dixon	Director	August 27, 2012

* Jeffrey P. Hank	Director	August 27, 2012

* General Peter Pace	Director	August 27, 2012

* Yves B. Sisteron	Director	August 27, 2012

/s/ HOWARD A. SCHMIDT Howard A. Schmidt	Director	August 27, 2012

*By:	/s/ DONALD C. MCCAULEY
Donald C. McCauley
Attorney in Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation, as amended, of Qualys, Inc., as currently in effect.

3.2**	Amendment No. 7 to Amended and Restated Certificate of Incorporation of Qualys, Inc., as filed July 31, 2012.

3.3*	Form of Amended and Restated Certificate of Incorporation of Qualys, Inc. to be effective upon completion of this offering.

3.4**	Bylaws of Qualys, Inc., as currently in effect.

3.5*	Form of Amended and Restated Bylaws of Qualys, Inc. to be effective upon completion of this offering.

4.1*	Form of common stock certificate.

4.2**	Amended and Restated Investor Rights Agreement, by and among Qualys, Inc. and the investors party thereto, dated July 12, 2005.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

10.1**	2000 Equity Incentive Plan, as amended, and the form of stock option agreement thereunder.

10.2*	2012 Equity Incentive Plan and forms of stock option agreements thereunder.

10.3**	Offer Letter, between Qualys, Inc. and Philippe F. Courtot, dated December 7, 2000.

10.4**	Offer Letter, between Qualys, Inc. and Amer S. Deeba, dated September 4, 2001.

10.5**	Offer Letter, between Qualys, Inc. and Sumedh S. Thakar, dated January 20, 2003.

10.6**	Offer Letter, between Qualys, Inc. and Donald C. McCauley, dated February 7, 2006.

10.7**	Offer Letter, between Qualys, Inc. and John N. Wilson, dated August 20, 2010.

10.8**	Offer Letter, between Qualys, Inc. and Peter Albert, dated April 14, 2011.

10.9**	Offer Letter, between Qualys, Inc. and Bruce K. Posey, dated May 8, 2012.

10.10**	Form of director and executive officer indemnification agreement.

10.11**	Lease Agreement, between Qualys, Inc. and Westport Office Park, LLC, dated July 11, 2006, as amended August 10, 2007, May 20, 2010 and December 5, 2011.

10.12**	2011 Corporate Bonus Plan.

10.13†**	2012 Corporate Bonus Plan.

21.1**	List of subsidiaries of Qualys, Inc.

23.1	Consent of Grant Thornton LLP, independent registered public accounting firm.

23.2	Consent of Grant Thornton LLP, independent certified public accountants.

23.3*	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

24.1**	Power of Attorney (see page II-5 to the original filing of this registration statement on Form S-1).

*	To be filed by amendment.
**	Previously filed.
†	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the registration statement and submitted separately to the Securities and Exchange Commission.